Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

among

PHOTO HOLDINGS, LLC,

a Delaware limited liability company,

PHOTO HOLDINGS MERGER SUB, INC.,

a Delaware corporation, and

SHUTTERFLY, INC.,

a Delaware corporation

Dated as of June 10, 2019

i

EXHIBITS

Exhibit A	- Certain Definitions and Index of Defined Terms
Exhibit B	- Form of Certificate of Incorporation of Surviving Corporation

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of June 10, 2019 (the “Agreement Date”), by and among Photo Holdings, LLC, a Delaware limited liability company (“Parent”), Photo Holdings Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and Shutterfly, Inc., a Delaware corporation (the “Company” and, collectively with Parent and Merger Sub, the “Parties” and each a “Party”). Capitalized terms shall have the meaning ascribed to them throughout this Agreement or in Exhibit A.

RECITALS

A. Parent desires to acquire the Company on the terms and subject to the conditions set forth in this Agreement.

B. Upon the terms and subject to the conditions set forth herein and in accordance with the DGCL, it is proposed that Merger Sub shall merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned Subsidiary of Parent, and each share of Company Common Stock (each, a “Share,” and collectively, “Shares”) that is issued and outstanding as of immediately prior to the Effective Time shall be converted at the Effective Time into the right to receive the Per Share Merger Consideration, without interest and subject to any required withholding of Taxes, except for the Cancelled Shares and Dissenting Shares.

C. The board of directors of the Company (the “Company Board”) has unanimously (i) determined that the Merger and the other transactions contemplated by this Agreement (collectively, the “Transactions”), taken together, are on terms that are fair to, advisable and in the best interests of the Company and the Company Stockholders, (ii) approved and declared advisable this Agreement, the Merger and the other Transactions and (iii) resolved to recommend that the Company Stockholders adopt this Agreement (such recommendation, the “Company Board Recommendation”).

D. The board of directors of Merger Sub has approved and declared advisable this Agreement and the Transactions upon the terms and subject to the conditions set forth herein.

E. The sole member of Parent has approved and declared advisable this Agreement and the Transactions upon the terms and subject to the conditions set forth herein, and Parent, as the sole stockholder of Merger Sub, has duly executed a written consent, effective immediately following execution of this Agreement, adopting this Agreement and approving the Transactions.

F. Concurrently with the execution of this Agreement, and as consideration for and inducement to the Company’s willingness to enter into this Agreement, Apollo Investment Fund IX, L.P., Apollo Overseas Partners (Delaware) IX, L.P., Apollo Overseas Partners (Delaware 892) IX, L.P., Apollo Overseas Partners IX, L.P., and Apollo Overseas Partners (Lux) IX, SCSp (the “Guarantors”) are entering into the Limited Guarantee with respect to certain obligations of Parent and Merger Sub under this Agreement.

AGREEMENT

The Parties, intending to be legally bound, in consideration of the representations, warranties, covenants and other agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, agree as follows:

Article I

DESCRIPTION OF TRANSACTION

Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company. By virtue of the Merger, at the Effective Time, the separate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”) and as a wholly owned Subsidiary of Parent. The Merger shall be governed by and effected under the DGCL.

Section 1.2 Effects of the Merger. The Merger shall have the effects set forth in this Agreement, the applicable provisions of the DGCL and the Certificate of Merger.

Section 1.3 Closing; Effective Time. The consummation of the Merger (the “Closing”) shall take place at the offices of Fenwick & West LLP, 801 California Street, Mountain View, California 94041 (or remotely via the electronic exchange of documents), as promptly as practicable, but in any event no later than the third Business Day after the satisfaction or waiver (to the extent permitted hereunder) of the last of the conditions set forth in Article V to be so satisfied or waived (other than those conditions that by their terms are to be satisfied or waived (if permitted hereunder) at the Closing, but subject to the satisfaction or waiver (if permitted hereunder) of such conditions at the Closing), or at such other location, date and time as agreed by Parent and the Company; provided that, notwithstanding the forgoing, if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in Article V (other than those conditions that by their terms are to be satisfied or waived (if permitted hereunder) at the Closing, but subject to the satisfaction or waiver (if permitted hereunder) of such conditions at the Closing), the Closing shall occur instead on the earlier of (a) the third Business Day immediately following the final day of the Marketing Period and (b) any Business Day during the Marketing Period as may be specified by Parent on no less than three Business Days’ prior written notice to the Company (subject, in the case of each of clause (a) and (b), to the satisfaction or waiver (to the extent permitted under applicable Law) of all of the conditions set forth in Article V, except for any conditions that by their terms are to be satisfied or waived (if permitted hereunder) at the Closing, but subject to the satisfaction or waiver (if permitted hereunder) of such conditions at the Closing). The date on which the Closing actually takes place is referred to as the “Closing Date.” Under the terms and subject to the conditions of this Agreement, a certificate of merger that the Parties shall agree satisfies the applicable requirements of the DGCL (the “Certificate of Merger”) shall be duly executed by the relevant Parties thereto and shall be filed with the Secretary of State of the State of Delaware concurrently with, or as soon as practicable following, the Closing, and the Parties shall make all other deliveries, filings or recordings required by the DGCL in connection with the Merger. The Merger shall become effective at the time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be agreed by Parent and the Company and specified in the Certificate of Merger (the time at which the Merger becomes effective being referred to as the “Effective Time”).

Section 1.4 Governing Documents; Directors and Officers. Unless otherwise agreed by Parent and the Company prior to the Effective Time:

(a) the certificate of incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time to read in the form of Exhibit B;

(b) the bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the bylaws of Merger Sub as in effect immediately prior to the Effective Time other than to change the name of Merger Sub thereunder to be the name of the Surviving Corporation; and

(c) the directors and officers of the Surviving Corporation immediately after the Effective Time shall be the respective individuals who are directors and officers of Merger Sub immediately prior to the Effective Time. The Company shall use its reasonable best efforts to deliver to Parent prior to the Closing Date the resignation of each director of the Company, which resignations shall each be effective as of the Closing Date.

Section 1.5 Conversion of Shares; Company Options, Company RSUs, Company PSUs and Company MSUs.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any equityholder of the Company:

(i) Treasury Shares. Each Share that is owned, directly or indirectly, by the Company as treasury stock immediately prior to the Effective Time shall be cancelled and extinguished without any conversion or payment of any property or consideration, and shall cease to exist;

(ii) Shares Owned by Parent and Merger Sub. Each Share that is owned, directly or indirectly, immediately prior to the Effective Time, by (A) Parent, (B) Merger Sub, (C) any wholly owned Subsidiary of Parent or Merger Sub or (D) any Person that owns, directly or indirectly, all of the outstanding stock of Merger Sub shall be cancelled and extinguished without any conversion or payment of any property or consideration, and shall cease to exist;

(iii) All Other Shares. Each Share that is outstanding immediately prior to the Effective Time (other than (A) Shares to be cancelled in accordance with Section 1.5(a)(i) and (ii) (collectively, the “Cancelled Shares”) and (B) Dissenting Shares) shall be automatically converted into the right to receive an amount, without interest, equal to $51.00 (the “Per Share Merger Consideration”), subject to any required withholding of Taxes. All Shares that have been converted pursuant to this Section 1.5(a)(iii) shall be cancelled automatically and shall be extinguished and cease to exist, and the holders of (A) Shares represented by Company Stock Certificates (as defined below) or (B) Shares represented by book-entry immediately before the Effective Time (the “Book-Entry Shares”) shall cease to have any rights with respect to those Shares, other than the right to receive the Per Share Merger Consideration in accordance with Section 1.8.

(iv) Company Options. Each Company Option that is unexpired, unexercised and outstanding as of the Effective Time, whether vested or unvested, shall, by virtue of the occurrence of the Effective Time and without any action on the part of Parent, Merger Sub, the Company, the holder of such Company Option or any other Person, be cancelled and automatically converted into the right to receive an amount in cash equal to the product of (A) the aggregate number of Shares subject to such

Company Option multiplied by (B) the excess, if any, of the Per Share Merger Consideration over the applicable per share exercise price of such Company Option, without interest and subject to any required withholding of Taxes. The Surviving Corporation shall pay the amounts set forth in this Section 1.5(a)(iv) with respect to each Company Option on the earlier to occur of (x) the date set forth on Section 1.5(a) of the Company Disclosure Letter and (y) the date on which the holder of such Company Option suffers a termination of employment by the Company without Cause or due to a Constructive Termination (a “Qualifying Termination”)); provided, that, without limitation to any acceleration rights any holder may have under employment or other agreements in effect on the Agreement Date, the holder shall forfeit any unpaid amounts hereunder as of his or her employment termination other than a Qualifying Termination prior to the applicable payment date. If the applicable per share exercise price of any such Company Option is equal to or greater than the Per Share Merger Consideration, such Company Option shall be cancelled pursuant to this Section 1.5(a)(iv) without payment of any consideration.

(v) Company RSUs. Each Company RSU that is unexpired, unsettled and outstanding as of the Effective Time, whether vested or unvested, shall, by virtue of the occurrence of the Effective Time and without any action on the part of Parent, Merger Sub, the Company, the holder of such Company RSU or any other Person, be cancelled and automatically converted into the right to receive the Per Share Merger Consideration, without interest and subject to any required withholding of Taxes. The Surviving Corporation shall pay the amounts set forth in this Section 1.5(a)(v) with respect to each Company RSU on the earlier to occur of (x) the date set forth on Section 1.5(a) of the Company Disclosure Letter and (y) the date on which the holder of such Company RSU suffers a Qualifying Termination; provided, that, without limitation to any acceleration rights any holder may have under employment or other agreements in effect on the Agreement Date, the holder shall forfeit any unpaid amounts hereunder as of his or her employment termination other than a Qualifying Termination prior to the applicable payment date. Section 1.5(a)(v) of the Company Disclosure Letter sets forth a list of all Company RSUs that vest upon consummation by the Company of the Transactions, including the Merger, in accordance with the terms of the applicable award agreements.

(vi) Company PSUs. Each Company PSU that is unexpired, unsettled and outstanding as of the Effective Time, whether vested or unvested, shall, by virtue of the occurrence of the Effective Time and without any action on the part of Parent, Merger Sub, the Company, the holder of such Company PSU or any other Person, be cancelled and automatically converted into the right to receive the Per Share Merger Consideration, without interest and subject to any required withholding of Taxes. Each Company PSU for which the performance measurement period has not been completed and the level of performance achievement has not previously been determined will first be subject to the treatment set forth in the applicable award agreement (or in any other agreement then in effect between the holder of the Company PSU and the Company) with respect to determination of the level of performance achievement or, in the absence of any provisions setting forth such treatment, will be deemed to have a level of performance achievement equal to 100% of the target level of performance achievement set forth in the applicable award agreement. The Surviving Corporation shall pay the amounts set forth in this Section 1.5(a)(vi) with respect to each Company PSU on the earlier to occur of (x) the date set forth on Section 1.5(a) of the Company Disclosure Letter and (y) the date on which the holder of such Company PSU suffers a Qualifying Termination; provided, that, without limitation to any acceleration rights any holder may have under employment or other agreements in effect on the Agreement Date, the holder shall forfeit any unpaid amounts hereunder as of his or her employment termination other than a Qualifying Termination prior to the applicable payment date. Section 1.5(a)(vi) of the Company Disclosure Letter sets forth a list of all Company PSUs that vest upon consummation by the Company of the Transactions, including the Merger, in accordance with the terms of the applicable award agreements.

(vii) Company MSUs. Each Company MSU that is unexpired, unsettled and outstanding as of the Effective Time, whether vested or unvested, shall, by virtue of the occurrence of the Effective Time and without any action on the part of Parent, Merger Sub, the Company, the holder of such Company MSU or any other Person, be cancelled and automatically converted into the right to receive the Per Share Merger Consideration, without interest and subject to any required withholding of Taxes. Each Company MSU for which the performance measurement period has not been completed and the level of performance achievement has not previously been determined will first be subject to the treatment set forth in the applicable award agreement (or in any other agreement then in effect between the holder of the Company MSU and the Company) with respect to determination of the level of performance achievement or, in the absence of any provisions setting forth such treatment, will be deemed to have a level of performance achievement equal to 100% of the target level of performance achievement set forth in the applicable award agreement. The Surviving Corporation shall pay the amounts set forth in this Section 1.5(a)(vii) with respect to each Company MSU on the earlier to occur of (x) the date set forth on Section 1.5(a) of the Company Disclosure Letter and (y) the date on which the holder of such Company MSU suffers a Qualifying Termination; provided, that, without limitation to any acceleration rights any holder may have under employment or other agreements in effect on the Agreement Date, the holder shall forfeit any unpaid amounts hereunder as of his or her employment termination other than a Qualifying Termination prior to the applicable payment date. Section 1.5(a)(vii) of the Company Disclosure Letter sets forth a list of all Company MSUs that vest upon consummation by the Company of the Transactions, including the Merger, in accordance with the terms of the applicable award agreements.

(viii) Merger Sub. Each share of the common stock, $0.01 par value per share, of Merger Sub outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Surviving Corporation.

(b) If, during the period from the Agreement Date through the Effective Time, any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction occurs with respect to the outstanding Shares, or if a stock dividend is declared by the Company during such period, or a record date with respect to any such event shall occur during such period, then all calculations provided for that are based on a number of shares of any class or series (or trading prices therefor) affected thereby, including the Per Share Merger Consideration, shall be adjusted to the extent appropriate to provide the same economic effect as contemplated by this Agreement prior to such event.

Section 1.6 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, Shares outstanding immediately prior to the Effective Time and owned by a holder who is entitled to demand and has properly demanded appraisal for such Shares in accordance with, and who complies in all respects with, Section 262 of the DGCL (such Shares, “Dissenting Shares”) shall not be converted into the right to receive the Per Share Merger Consideration, and shall instead represent the right to receive payment of the fair value of such Dissenting Shares in accordance with and to the extent provided by Section 262 of the DGCL. At the Effective Time, (a) all Dissenting Shares shall be cancelled, extinguished and cease to exist and (b) the holders of Dissenting Shares shall be entitled only to such rights as may be granted to them under the DGCL. If any such holder fails to perfect or otherwise waives, withdraws or loses such holder’s right to appraisal under Section 262 of the DGCL or other applicable Law, then the right of such holder to be paid the fair value of such Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted, as of the Effective Time, into and shall be exchangeable solely for the right to receive the Per Share Merger Consideration, without interest and subject to any withholding of Taxes required by applicable Law in accordance with Section 1.8(g). The Company shall give Parent prompt notice (and in any event within one Business Day) of any demands received by the Company for appraisal of Shares, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to rights to be paid the fair value of Dissenting Shares, and Parent shall have the right to participate in and direct all negotiations and Proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demands or waive any failure to timely deliver a written demand for appraisal or otherwise comply with the provisions under Section 262 of the DGCL, or agree or commit to do any of the foregoing. Any portion of the aggregate Per Share Merger Consideration made available to the Paying Agent to pay for Shares that have become Dissenting Shares shall be returned to Parent upon demand.

Section 1.7 Closing of the Company’s Transfer Books. At the Effective Time: (a) all Shares outstanding immediately prior to the Effective Time shall automatically be cancelled and retired and shall cease to exist in exchange for the consideration issued pursuant to Section 1.5, and all holders of Shares that were outstanding immediately prior to the Effective Time shall cease to have any rights as Company Stockholders except as provided for in Section 1.5 and (b) the stock transfer books of the Company shall be closed with respect to all Shares outstanding immediately prior to the Effective Time. No further transfer of any such Shares shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any Shares outstanding immediately prior to the Effective Time (a “Company Stock Certificate”) is presented to the Paying Agent or to the Surviving Corporation or Parent, such Company Stock Certificate shall be cancelled and shall be exchanged as provided in Section 1.8.

Section 1.8 Exchange of Certificates.

(a) On or prior to the Closing Date, Parent shall select Computershare Trust Company, N.A. or another reputable bank or trust company reasonably acceptable to the Company to act as paying agent in the Merger (the “Paying Agent”) and, in connection therewith, shall enter into an agreement with the Paying Agent in a form reasonably acceptable to the Company. Prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent cash sufficient to make all payments pursuant to Section 1.5(a)(iii). The Surviving Corporation shall be responsible for all expenses of the Paying Agent. The cash amounts so deposited with the Paying Agent are referred to collectively as the “Exchange Fund.”

(b) As promptly as practicable (but in no event later than three Business Days) after the Effective Time, the Surviving Corporation or Parent shall cause the Paying Agent to mail to each holder of record of a Share, in each case, which Shares were converted into the right to receive the Per Share Merger Consideration at the Effective Time pursuant to this Agreement:

(i) a letter of transmittal in customary form, which shall specify that delivery shall be effected, and risk of loss and title to the Company Stock Certificates shall pass, only upon delivery of the Company Stock Certificates to the Paying Agent, or in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal; and

(ii) instructions for use in effecting the surrender of the Company Stock Certificates or Book-Entry Shares in exchange for payment of the Per Share Merger Consideration.

(c) Upon the surrender of Company Stock Certificates or Book-Entry Shares for cancellation to the Paying Agent, and upon delivery of a letter of transmittal, duly executed and in proper form in accordance with the instructions thereto, and any other documents reasonably required by the Paying Agent, with respect to such Company Stock Certificates or Book-Entry Shares, the holder of such Company Stock Certificates or Book-Entry Shares shall be entitled to receive the Per Share Merger

Consideration for each Share formerly represented by such Company Stock Certificates or Book-Entry Shares. Any Company Stock Certificates so surrendered shall forthwith be cancelled. If payment of the Per Share Merger Consideration is to be made to a Person other than the Person in whose name any surrendered Company Stock Certificate or Book-Entry Share is registered, it shall be a condition precedent of payment that the Company Stock Certificate or Book-Entry Share so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and shall be accompanied by all documents reasonably required to evidence and effect such transfer, and the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Per Share Merger Consideration to a Person other than the registered holder of the Company Stock Certificate or Book-Entry Share so surrendered and shall have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not required to be paid. Until surrendered as contemplated hereby, each Company Stock Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Per Share Merger Consideration as contemplated by this Agreement.

(d) Until surrendered in accordance with Section 1.8(c), each Company Stock Certificate and each Book-Entry Share in respect of Shares converted into the right to receive Per Share Merger Consideration pursuant to Section 1.5(a)(iii) shall be deemed, from and after the Effective Time, to represent only the right to receive the Per Share Merger Consideration. The Per Share Merger Consideration paid and issued upon the surrender of any Company Stock Certificate or Book-Entry Share in accordance with the terms of this Section 1.8 shall be deemed to have been paid and issued in full satisfaction of all rights pertaining to such Company Stock Certificate or Book-Entry Share and, in the case of a Company Stock Certificate, the Shares formerly represented by it.

(e) Notwithstanding anything to the contrary contained in this Section 1.8, if any Company Stock Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Company Stock Certificate to be lost, stolen or destroyed and, if reasonably required by the Surviving Corporation (including if requested by the Paying Agent), the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Company Stock Certificate, the Paying Agent (or, if subsequent to the termination of the Exchange Fund and subject to Section 1.8(h), Parent) shall deliver, in exchange for such lost, stolen or destroyed Company Stock Certificate, the Per Share Merger Consideration as set forth in Section 1.5.

(f) Any portion of the Exchange Fund that remains undistributed to holders of Shares as of the one year anniversary of the Closing Date shall be delivered to Parent upon demand, and thereafter any holders of Shares who have not theretofore surrendered their Shares in accordance with this Section 1.8 shall thereafter look only to Parent for satisfaction of their claims for the Per Share Merger Consideration. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Law, the property of Parent or its designee, free and clear of all claims or interest of any person previously entitled thereto.

(g) Each of the Paying Agent, Parent, Merger Sub, the Company and the Surviving Corporation, as applicable, shall be entitled to deduct and withhold from any amounts payable or otherwise deliverable pursuant to this Agreement such amounts as may be required to be deducted or withheld under the Code or any provision of state, local or foreign Tax Law or under any other applicable Law. To the extent such amounts are so deducted or withheld and paid over to the appropriate Governmental Authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(h) Neither Parent nor the Surviving Corporation shall be liable to any holder or former holder of Shares or to any other Person with respect to any cash amounts properly delivered to any public official pursuant to any applicable abandoned property Law, escheat Law or similar Law.

Section 1.9 Further Action. If, at any time after the Effective Time, any further action is determined by Parent or the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Merger Sub and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Merger Sub, in the name of the Company and otherwise) to take such action.

Article II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (x) the Company SEC Documents filed with, or furnished to, the SEC on or after January 1, 2018 and not less than three Business Days prior to the Agreement Date, other than disclosures in such Company SEC Documents contained under the heading “Risk Factors” (other than any factual information contained therein) or any disclosure of risks included in any “forward-looking statements” disclaimer or any other general statements regarding risks or uncertainties that are similarly cautionary, predictive or forward-looking in nature; it being understood that any matter disclosed in such filings shall not be deemed disclosed for purposes of Section 2.1, Section 2.2, Section 2.3 and Section 2.4(b) or (y) the disclosure schedule delivered by the Company to Parent and Merger Sub concurrently with the execution of this Agreement (the “Company Disclosure Letter”) (with the disclosure in any section or subsection of the Company Disclosure Letter being deemed to qualify or apply to other sections and subsections of this Article II to the extent that it is reasonably apparent based on such disclosure that such disclosure should qualify or apply to such other sections and subsections), the Company hereby represents and warrants to Parent as follows:

Section 2.1 Corporate Existence.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has all necessary corporate power and authority to (i) conduct its business in the manner in which its business is currently being conducted and (ii) own, lease and use its assets and properties in the manner in which its assets and properties are currently owned, leased or used, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company (in jurisdictions that recognize the following concepts) is duly licensed and qualified to do business as a foreign corporation, and is in good standing, under the laws of such jurisdictions where the nature of its business or the ownership, leasing or use of its assets and properties requires such licensing or qualification, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) The Company has made available to Parent true and complete copies of the Company’s Certificate of Incorporation, as amended (the “Company Certificate”), and the Company’s Bylaws, as amended (the “Company Bylaws”), and all other Company Organizational Documents, in each case in full force and effect as of the Agreement Date. The Company is not in violation of the Company Certificate or Company Bylaws, and the Subsidiaries of the Company are not in violation of their respective organizational or governing documents, in each case, in any material respect.

(c) Section 2.1(c) of the Company Disclosure Letter sets forth a true and complete list of each Subsidiary of the Company, together with the jurisdiction of organization or formation of each such Subsidiary. Each Subsidiary of the Company (i) is a corporation or other entity duly organized or formed, validly existing and in good standing under the laws of its jurisdiction of organization or formation and (ii) has all necessary corporate (or similar) power and authority to (A) conduct its business in the manner in which its business is currently being conducted and (B) own, lease and use its assets and properties in the manner in which its assets and properties are currently owned, leased or used, in each case, except as would not be material to the Company and its Subsidiaries taken as a whole. The Company is the owner of all of the issued and outstanding shares of capital stock or other equity interests of each Subsidiary of the Company, free and clear of all Liens other than Permitted Liens, and all such shares or other equity interests are duly authorized, validly issued, fully paid, not subject to or issued in violation of any preemptive rights, and (where such concept is recognized) non-assessable. Neither the Company nor any of its Subsidiaries owns, directly or indirectly, any capital stock of, equity interest, voting interest, membership interest, partnership interest, joint venture interest, or other equity or voting interest of any nature in any other Person (or any interest convertible into, exercisable or exchangeable into the foregoing) (such interests collectively, “Equity Interests”), other than Equity Interests in the Subsidiaries of the Company.

Section 2.2 Capitalization.

(a) The authorized share capital of the Company consists of 100,000,000 Shares and 5,000,000 shares of preferred stock, par value $0.0001 per share (“Preferred Stock”). As of the close of business on June 7, 2019 (the “Capitalization Date”), there were 34,299,839 Shares issued and outstanding, no Shares held in treasury by the Company and no shares of Preferred Stock issued or outstanding.

(b) As of the close of business on the Capitalization Date, the Company has no shares of capital stock reserved for or otherwise subject to issuance, except for (i) 1,341,927 Shares reserved for issuance pursuant to the exercise of outstanding Company Options, (ii) 1,890,903 Shares reserved for issuance pursuant to the vesting of Company RSUs, (iii) 243,111 Shares reserved for issuance pursuant to the vesting of Company PSUs, (iv) 115,844 Shares reserved for issuance pursuant to the vesting of Company MSUs and (v) 841,568 Shares reserved for future awards under the Company Equity Plans.

(c) All issued and outstanding Shares are duly authorized, validly issued, fully paid and non-assessable, and are not subject to and were not issued in violation of any preemptive or similar right, purchase option, call or right of first refusal or similar right. Section 2.2(c) of the Company Disclosure Letter sets forth, as of the close of business on the Capitalization Date, an accurate and complete list of each outstanding Company Option, Company RSU, Company PSU and Company MSU and (i) the date of grant, (ii) the exercise or purchase price thereof, if applicable and (iii) the Company Equity Plan (and the name of any foreign sub-plan) under which each Company Option, Company RSU, Company PSU or Company MSU, as the case may be, was granted.

(d) Except as set forth in Section 2.2(b), there are no outstanding subscriptions, options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities or other similar rights, agreements, arrangements, undertakings or commitments of any kind to which the Company or any of its Subsidiaries is a party or by which any of them is bound obligating the Company or any of its Subsidiaries to (i) issue, transfer or sell any shares of capital stock or other Equity Interests of the Company or securities convertible into or exchangeable for such shares or Equity Interests, (ii) redeem, repurchase or otherwise acquire any such shares of capital stock or other Equity Interests or (iii) provide any funds to or make any investment (in the form of a loan, capital contribution, guarantee, credit enhancement or otherwise) in or assume any Liability to (A) any Subsidiary of the Company that is not wholly owned by the Company or (B) any other Person. From the close of business on the Capitalization Date to the Agreement Date, the Company has not issued any Shares, except upon the exercise of Company Options, the settlement of Company RSUs, Company PSUs or Company MSUs, or other Equity Interests, in each case which are outstanding as of the close of business on the Capitalization Date.

(e) Neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or that are convertible into or exercisable for securities having the right to vote) with the Company Stockholders on any matter.

(f) There are no voting agreements, voting trusts, stockholders’ agreements, proxies or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interest of, restricting the transfer of or providing for registration rights with respect to, the Company or any of its Subsidiaries.

Section 2.3 Corporate Authority.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party, and, subject to obtaining the Company Stockholder Approval, to perform its obligations hereunder and thereunder and to consummate the Transactions, including the Merger. The execution and delivery of this Agreement by the Company and the other Transaction Documents to which it is a party, the performance of the Company of its obligations hereunder and thereunder and the consummation by the Company of the Transactions, including the Merger, have been duly and validly authorized by all necessary corporate action, and, except for obtaining the Company Stockholder Approval, no other corporate proceedings on the part of the Company are necessary to adopt or authorize this Agreement or to consummate the Transactions other than the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL. This Agreement has been validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions. The Company Board at a meeting duly called and held has unanimously adopted resolutions that: (i) determined that each of the Transactions, individually and in the aggregate, are fair to and in the best interests of the Company and its stockholders, (ii) approved this Agreement and the Transactions (including the execution, delivery and performance thereof) and declared it advisable that the Company enter into this Agreement and consummate the Transactions in accordance with the DGCL and (iii) recommended that the Company’s stockholders adopt this Agreement (it being understood that nothing in this clause (iii) shall in any way limit the Company Board’s rights under Section 4.4).

(b) Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 3.9(b), the Company Board has taken all appropriate actions so that the restrictions on business combinations contained in Section 203 of the DGCL will not apply with respect to, or as a result of, the execution of this Agreement or the consummation of the Transactions, including the Merger, without any further action on the part of the Company Stockholders or the Company Board. No other “fair price,” “moratorium,” “control share acquisition,” “business combination” or other anti-takeover statute or Law (each, together with Section 203 of the DGCL, a “Takeover Law”) is applicable to the Company or the Transactions. None of the Company or any of its Subsidiaries has adopted a stockholder rights agreement, rights plan, “poison pill” or other similar agreement that is currently in effect.

(c) Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 3.9(b), the affirmative vote (in person or by proxy) of the holders of a majority of the outstanding Shares entitled to vote thereon in favor of the adoption of this Agreement at the Company Stockholder Meeting (the “Company Stockholder Approval”) is the only vote of the holders of Shares or any other class or series of capital stock of the Company necessary (under applicable Law, the Company’s governing documents or otherwise) to adopt this Agreement and consummate the Transactions.

Section 2.4 Governmental Approvals and Consents; Non-Contravention.

(a) No Governmental Authorization is or will be required on the part of the Company or any of its Subsidiaries in connection with the execution, delivery or performance of this Agreement or the consummation of the Transactions, except (i) the filing with the SEC of the Proxy Statement and such other reports required in connection with the Transactions under, and such other compliance with, the Exchange Act and the Securities Act and the rules and regulations thereunder, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (iii) for required Consents or filings required under any applicable Antitrust Laws, including the HSR Act, (iv) any filings required under the rules and regulations of NASDAQ and (v) such other Governmental Authorizations, the failure of which to obtain would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) The execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder and the consummation by the Company of the Transactions does not and will not (i) violate, contravene or conflict with any provision of the Company Organizational Documents, (ii) result in any violation or breach of, or constitute any default (with or without notice or lapse of time, or both) under, or result in the creation of any Lien (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, adverse modification or acceleration of any obligation or a loss of a benefit under, or require that any Consent be obtained with respect to, any Contract to which the Company or any of its Subsidiaries is a party or by which any Company Assets are bound or any Company Permit or (iii) assuming that all Governmental Authorizations described in Section 2.4(a) have been obtained and all filings described in such Section have been made, violate, conflict with or result in any breach under any provision of any Law applicable to the Company or Company Assets, except, in the cases of subclauses (ii) and (iii), where such violation, breach, conflict, default, right of termination or cancellation, acceleration, loss of benefit or failure to obtain such Consent would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 2.5 Compliance with Laws; Governmental Authorizations.

(a) The Company and each of its Subsidiaries is and, since December 31, 2015, has been, in compliance with and not in conflict with, or in default or violation of, the Laws applicable to each of the Company and its Subsidiaries, including Anti-Corruption Laws, in each case except to the extent that the failure to comply therewith would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Since December 31, 2015, neither the Company nor any of its Subsidiaries has received any written notices of violation or non-compliance with respect to any Laws applicable to it or any Company Assets, in each case other than as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) Neither the Company nor any of its Subsidiaries nor any of their respective officers, nor to the knowledge of the Company, any employees, agents, representatives, consultants, partners, licensors and subcontractors or any other Person acting on their behalf, has, directly or indirectly, (i) made, promised, offered or authorized (A) any unlawful payment or the unlawful transfer of anything of value, directly or indirectly, to any government official, employee or agent, political party or any official of such party, or political candidate or (B) any unlawful bribe, rebate, influence payment, kickback or similar unlawful payment or (ii) violated any Anti-Corruption Law applicable to the Company or any of its Subsidiaries.

(c) The Company and its Subsidiaries have maintained policies and procedures and systems of internal controls as may be required by, and in any event reasonably designed to ensure compliance with, the Anti-Corruption Laws. Neither the Company nor any of its Subsidiaries nor any of their respective officers or employees, nor to the knowledge of the Company, any agents, representatives, consultants, partners, licensors and subcontractors or any other Person acting on their behalf (i) is nor in the past five years has been a Sanctioned Person, (ii) has transacted any business directly or knowingly indirectly with any Sanctioned Person in violation of Sanctions nor (iii) has taken any action that would cause the Company or any Subsidiary to violate any Sanctions. To the knowledge of the Company, none of the Company nor any Subsidiary is the subject of any allegation, voluntary disclosure, investigation, prosecution or other enforcement action related to any Anti-Corruption Laws or Sanctions.

(d) The Company and each of its Subsidiaries have all Governmental Authorizations necessary to conduct their respective businesses as presently conducted or to own, lease and operate its properties or assets (“Company Permit”), except where the failure to have any such Governmental Authorizations would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Since December 31, 2015, the Company has not received any written notice from any Governmental Authority regarding (i) any actual or possible material violation of any Company Permit, or any failure to comply in any respect with any term or requirement of any Company Permit or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or adverse modification of any Company Permit, in each case other than as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company and its Subsidiaries comply with the terms of all Company Permits, and no revocation, withdrawal, suspension, cancellation or adverse modification of any of the Company Permit is pending or, to the knowledge of the Company, threatened and neither the Company nor any of its Subsidiaries has received any notice from any Governmental Authority threatening to revoke, withdraw, suspend, cancel or modify in an adverse manner any Company Permit, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Each Company Permit is in full force and effect, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 2.6 SEC Filings.

(a) Since December 31, 2015, the Company has timely filed or otherwise furnished (as applicable) all registration statements, prospectuses, forms, reports, proxy statements, schedules, statements and other documents (including exhibits) required to be filed or furnished (as applicable) by it under the Securities Act or the Exchange Act, as the case may be, prior to the Agreement Date, together with all certifications required pursuant to the U.S. Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) (such documents and any other documents filed by the Company with the SEC since December 31, 2015 through the Agreement Date, as have been supplemented, modified or amended since the time of filing, collectively, the “Company SEC Documents”). None of the Subsidiaries of the Company is currently or has, since becoming a Subsidiary of the Company been, required to file any forms, reports or other documents with the SEC.

(b) As of their respective effective dates (in the case of the Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Company SEC Documents), or in each case, if amended or superseded by a subsequent filing prior to the Agreement Date, as of the date of the last such amendment or superseding filing, the Company SEC Documents were prepared and complied in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC thereunder and, except to the extent superseded or amended by a subsequent filing with the SEC prior to the Agreement Date, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) As of the Agreement Date, none of the Company SEC Documents is the subject of any unresolved or outstanding SEC comment and, to the knowledge of the Company, is the subject of ongoing SEC review. There has been no material correspondence between the SEC and the Company since December 31, 2015 that is not set forth in the Company SEC Documents or that has not otherwise been disclosed to Parent prior to the Agreement Date.

Section 2.7 Financial Statements; Undisclosed Liabilities; Internal Controls.

(a) Each of the consolidated financial statements of the Company (including, in each case, any notes and schedules thereto) included or incorporated by reference in the Company SEC Documents (collectively, the “Company Financial Statements”):

(i) as of their respective filing dates with the SEC (if amended, as of the date of the last such amendment, with respect to the consolidated financial statements that are or amended or restated therein), complied in all material respects with applicable accounting requirements and the rules and regulations of the SEC;

(ii) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby (except as may be indicated in the notes thereto, as permitted by Regulation S-X promulgated by the SEC, and, in the case of interim financial statements, for normal and recurring year-end adjustments that are not material in amount or nature and as may be permitted by the SEC on Form 10-Q or any successor or like form under the Exchange Act, and the absence of certain footnotes); and

(iii) present fairly in all material respects the consolidated financial position and the consolidated statements of operations and comprehensive income, cash flows and stockholders’ equity of the Company and the consolidated Subsidiaries of the Company as of the dates and for the periods referred to therein.

(b) Except as have been described in the Company SEC Documents, there are no unconsolidated Subsidiaries of the Company and neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any off-balance sheet arrangements of the type required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated by the SEC.

(c) Since December 31, 2015, there has been no material change in the Company’s accounting methods or principles that would be required to be disclosed in the Company’s financial statements in accordance with GAAP, except as described in the notes thereto.

(d) Since December 31, 2015, neither the Company nor any Company Representative has received any material complaint, allegation, assertion or claim, regarding deficiencies in the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls.

(e) There are no Liabilities of the Company or any of its Subsidiaries that would be required by GAAP to be reflected or reserved against on a consolidated audited balance sheet of the Company or disclosed in the footnotes thereto, other than those that (i) are reflected or reserved against in the Company Financial Statements, (ii) have been incurred in the ordinary course of business since the date of the most recent balance sheet included in the Company Financial Statements that are not material, (iii) are expressly permitted or contemplated by this Agreement, (iv) have been discharged or paid in full, (v) have been incurred in connection with the Transactions or (vi) individually or in the aggregate, do not, and would not reasonably be expected to, result in a Company Material Adverse Effect.

(f) The Company maintains disclosure controls and procedures and a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) required by Rule 13a-15 under the Exchange Act and designed to provide reasonable assurances regarding the reliability of financial reporting. The Company maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) designed to ensure that all information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure. None of the Company, the Audit Committee of the Company Board or the Company’s auditors has identified: (i) any significant deficiencies and material weaknesses identified by it in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s or any of its Subsidiaries’ ability to record, process, summarize and report financial information and (ii) any fraud or allegation of fraud, whether or not material, that involves (or involved) management or other employees who have (or had) a significant role in the Company’s internal control over financial reporting. The Company is, and has been since December 31, 2015, in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules and regulations of NASDAQ. The Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2018, and such assessment concluded that such system was effective. Since January 1, 2018, none of the Company, the Company’s auditors have identified to the Company Board or the Audit Committee of the Company Board any matter set forth in the preceding clause (i) or (ii). Neither the Company nor any of its Subsidiaries has outstanding, or has arranged any outstanding, “extension of credit” to directors or executive officers of the Company prohibited by Section 402 of the Sarbanes-Oxley Act of 2002.

Section 2.8 Absence of Certain Changes or Events.

(a) Since December 31, 2018 through the Agreement Date, no event or events or development or developments have occurred, or are occurring, that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Since December 31, 2018 through the Agreement Date, the Company and its Subsidiaries have (i) conducted their business, in all material respects, in the ordinary course of business and (ii) not taken any action that, if taken or proposed to be taken after the Agreement Date, would be prohibited by Section 4.1.

Section 2.9 Employees; Employee Benefits.

(a) Section 2.9(a) of the Company Disclosure Letter sets forth a complete list of all material Company Benefit Plans (other than (i) offer letters and other agreements, understandings, plans or arrangements that cover individuals located primarily outside of the United States and (ii) offer letters and other agreements, understandings, plans or arrangements related to U.S. employees or other service providers that are terminable “at will” or for convenience and without the payment of severance or notice pay or other material obligations, other than pursuant to any Company Benefit Plan listed in Section 2.9(a) of the Company Disclosure Letter).

(b) With respect to each Company Benefit Plan listed in Section 2.9(a) of the Company Disclosure Letter, the Company has made available to Parent, or will make available to Parent within 20 Business Days following the Agreement Date, accurate and complete copies of each plan document, as currently in effect, including all amendments thereto (or, if such Company Benefit Plan is not written, a written summary of its material terms), and to the extent applicable, (i) the three most recent annual reports (Form 5500 series) with any required schedules filed with the IRS with respect to such Company Benefit Plan, (ii) the most recent actuarial report or other financial statement relating to such Company Benefit Plan, (iii) the most recent determination or opinion letter, if any, issued by the IRS with respect to any Company Benefit Plan and any pending request for such a determination letter, (iv) the current trust agreement, insurance or group annuity Contract, administration and similar agreements, and investment management or investment advisory agreements relating to such Company Benefit Plan and (v) the most recent nondiscrimination tests performed under the Code (including 401(k) and 401(m) tests) for such Company Benefit Plan. All material employee data necessary to administer the Company Benefit Plans is true, accurate, complete and in the possession of the Company and its Subsidiaries and in a form sufficient for the proper administration of the Company Benefit Plans.

(c) The Company and its Subsidiaries are in compliance with all applicable Laws regarding employment practices, terms and conditions of employment, equal opportunity and wages and hours, including Worker Adjustment and Retraining Notification Act of 1988 (“WARN”), as amended, ERISA, COBRA and the Fair Labor Standards Act of 1938 (“FLSA”), as amended, other than instances of noncompliance that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has any direct or indirect material Liability with respect to misclassification of any person as (i) an independent contractor rather than as an employee, (ii) an exempt employee rather than as a non-exempt employee with respect to FLSA (or similar state Law), or (iii) a leased employee from another employer rather than as a Company Employee.

(d) To the knowledge of the Company, as of the Agreement Date, there is not presently pending, existing or threatened in writing, any strike, slowdown, picketing, work stoppage or labor disputes. Neither the Company nor any of its Subsidiaries is party to or bound by any collective bargaining agreement, works council or labor Contract, other than such agreements or Contracts that are mandated by applicable Law, and no such agreement is being negotiated by the Company or any Subsidiary thereof and, to the knowledge of the Company, there are no union organizing activities involving the employees of the Company and its Subsidiaries to authorize representation by any labor union.

(e) None of the Company, its Subsidiaries, or any of their ERISA Affiliates, nor any predecessor thereof, sponsors, maintains or contributes to, or in the past three years prior to the Agreement Date has sponsored, maintained or contributed to, a multiemployer plan within the meaning of Section 3(37) of ERISA. None of the Company, its Subsidiaries or any of their ERISA Affiliates has incurred any unsatisfied Liability (including withdrawal Liability) under, and, to the knowledge of the Company, no circumstances exist that would result in any Liability to the Company, any of its Subsidiaries or any of their ERISA Affiliates under, Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA.

(f) Each Company Benefit Plan has been maintained, operated and administered in material compliance with its terms, any contractual arrangements and applicable Law, including ERISA, the Code and administrative practices of Governmental Authorities (as applicable), except for any such noncompliance as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS or is the subject of a favorable opinion letter from the IRS on the form of such Company Benefit Plan and, to the knowledge of the Company, there are no facts or circumstances that would be reasonably likely to adversely affect the qualified status of any such Company Benefit Plan in any material respect. There are no material pending or, to the knowledge of the Company, threatened legal action by or brought before a Governmental Authority by or on behalf of any Company Benefit Plan or otherwise involving any such Company Benefit Plan (other than routine claims for benefits).

(g) Except as described in Section 2.9(g) of the Company Disclosure Letter, the execution and delivery of this Agreement and the consummation of the Transactions will not (i) entitle any director, officer, or employee of the Company or any of its Subsidiaries to extra or increased statutory severance pay under any Company Benefit Plan, (ii) result in any payment becoming due, accelerate the time of payment or vesting of benefits, or increase the amount of compensation due to any director, officer, or employee of the Company or any of its Subsidiaries under any Company Benefit Plan or (iii) result in any forgiveness of Indebtedness or trigger any funding obligation under any Company Benefit Plan that is sponsored or maintained by the Company for the benefit of any director, officer, or employee of the Company or any of its Subsidiaries.

(h) Each Company Benefit Plan that provides health or welfare benefits is fully insured or, if not fully insured, is indicated as such on Section 2.9(h) of the Company Disclosure Letter, and any incurred but not reported claims under any such Company Benefit Plan has been properly accrued in accordance with GAAP. No Company Benefit Plan provides and neither the Company, its Subsidiaries, nor its ERISA Affiliates have any liability in respect of, post-termination medical or life insurance benefits to any Person, other than as required by Section 4980B of the Code and at the sole expense of the employee.

(i) With respect to any Company Employee, none of the Company, its Subsidiaries or any ERISA Affiliate of any of them has any indemnity or gross-up obligation for any excise taxes or penalties or interest imposed or accelerated under Sections 409A or 4999 of the Code (or any corresponding provisions of foreign, state or local Law relating to Tax).

(j) No amount or benefit that could reasonably be, or has been, received (whether in cash or property or the vesting of property or the cancellation of Indebtedness) by any current or former Company Employee who is a “disqualified individual” within the meaning of Section 280G of the Code, pursuant to Contracts in existence at the Closing, could reasonably be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) as a result of the consummation of the Transactions.

(k) Each Company Benefit Plan maintained outside the jurisdiction of the United States, or that covers any employee residing or working outside the United States, which is required to be registered or approved by any Governmental Authority, has been so registered and approved, except where failure to register or gain approval will not result in a material liability, and, to the knowledge of the Company, has been maintained in good standing with applicable requirements of Governmental Authority.

(l) There has been no “mass layoff” or “plant closing” (as defined by WARN and the regulations promulgated thereunder or any similar state, local or foreign Law) with respect to the Company or any of its Subsidiaries within the six months prior to the Agreement Date, and neither the Company nor any of its Subsidiaries has incurred any Liability under WARN that remains unsatisfied.

Section 2.10 Material Contracts.

(a) Section 2.10(a) of the Company Disclosure Letter sets for a true, correct and complete list of each of the Contracts (x) to which the Company or its Subsidiaries is a party as of the Agreement Date and has ongoing obligations as of or following the Agreement Date or (y) by which the Company, any of its Subsidiaries or the Company Assets are bound as of the Agreement Date, and that, in each case, meets the following criteria (each, a “Company Material Contract”):

(i) a Contract granting a “most favored nation” or most favored customer pricing to any Person, or any Contract providing for the grant of exclusive material sales, distribution, marketing or other exclusive rights, rights of first refusal, rights of first negotiation or similar rights and/or terms to any Person, or materially limiting the right of the Company or any of its Subsidiaries to engage in any line of business or in any geographic area, to compete with any Person in any line of business or in any geographic area or to market any product or solicit customers;

(ii) a Contract pursuant to which the Company or its Subsidiaries is a lessor or lessee of any real property or any personal property involving payments in excess of $200,000 per annum;

(iii) any Contract for the purchase or sale of an interest in real property in excess of $1,000,000;

(iv) a Contract for the purchase by the Company or its Subsidiaries of materials, supplies, equipment or services, from a Significant Vendor;

(v) a Contract for the sale by Company or its Subsidiaries of products or services to a Significant Customer;

(vi) a Contract pursuant to which the Company or its Subsidiaries is granted, or grants to a third party, a license or any other rights (including any covenant not to sue) in any Intellectual Property (other than (a) intercompany licenses between the Company and any of its Subsidiaries, (b) non-exclusive licenses granted to customers of the Company or its Subsidiaries in the ordinary course of business, (c) off-the-shelf licenses for generally commercially available Software or licenses to Software-as-a-service under generally available terms, (d) licenses for Open Source Technology or (e) licenses for any Intellectual Property or Technology that is not incorporated into the Company’s products or services), which contracts are material to the Company and its Subsidiaries, taken as a whole (each, an “IP License”);

(vii) any Contract relating to the creation, incurrence, assumption or guarantee of any Indebtedness, other than any Contract for intercompany Indebtedness between the Company or any of its wholly owned Subsidiaries or among any of its wholly owned Subsidiaries, or any capitalized lease relating to the use of equipment, having an outstanding principal amount in excess of $150,000;

(viii) any Contract under which the Company or any Subsidiary of the Company, directly or indirectly, has agreed to make any advance, loan, extension of credit or capital contribution to, or other investment in, any Person (other than the Company or any of its wholly owned Subsidiaries), in any such case which, individually, is in excess of $150,000;

(ix) any Contract pursuant to which the Company has acquired or disposed of or agreed to acquire or dispose of, directly or indirectly, by merger or otherwise: (A) a business or entity, or assets of a business or entity, whether by way of merger, consolidation, purchase of stock or other Equity Interests or assets that contains material continuing rights or obligations of the Company, including any indemnification, guarantee, “earn-out” or other contingent payment obligations, or (B) any ownership interest in any other Person (other than its Subsidiaries) for aggregate consideration under such Contract of at least $500,000;

(x) any Contract that would be required to be filed as an exhibit to an SEC report by Item 601 of Regulation S-K promulgated by the SEC or disclosed by the Company in a Current Report on Form 8-K that has not been filed or incorporated by reference in the Company SEC Documents;

(xi) any partnership, joint venture, limited liability company or other similar equity investment agreements any Person (other than any Subsidiary of the Company);

(xii) any Contract requiring any capital commitment or capital expenditures (including any series of related expenditures) by the Company or its Subsidiaries following the Agreement Date in excess of $150,000;

(xiii) any settlement agreement imposing material future limitations on the operation of Company and its Subsidiaries;

(xiv) any Contract that is a settlement, conciliation or similar Contract with any Governmental Authority (x) with ongoing Liability in excess of $150,000 or (y) that includes any obligation (other than the payment of money) to be performed or the admission of wrongdoing by the Company or any of its Subsidiaries or any of their respective officers or directors;

(xv) any Contract that prohibits the payment of dividends or distributions in respect of the capital stock of the Company or any of its Subsidiaries, prohibits the pledging of the capital stock of the Company or any Subsidiary of the Company or prohibits the issuance of guarantees by the Company or by any Subsidiary of the Company; or

(xvi) any Company Associated Party Contract.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect and, subject, as to enforceability, the Enforceability Exceptions, (i) each Company Material Contract is valid and binding on the Company or the applicable Subsidiary of the Company, as applicable, and, to the knowledge of the Company, each other party thereto, and is in full force and effect, except to the extent it has previously expired in accordance with its terms, (ii) the Company and each of its Subsidiaries and, to the knowledge of the Company, each other party thereto, have performed all obligations required to be performed by it to date under each such Company Material Contract and (iii) no event or condition exists that constitutes or, after notice or lapse of time or both, will constitute, a default on the part of the Company or any of its Subsidiaries under any such Company Material Contract or give any other party to any such Company Material Contract the right to terminate or cancel such Company Material Contract. The Company has made available to Parent true and complete copies of all Company Material Contracts, including any amendments thereto.

(c) To the knowledge of the Company, there has not been, nor has the Company or any of its Subsidiaries received notice of, any violation of any Company Material Contract by any of the other parties thereto that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 2.11 Litigation.

(a) Neither the Company nor any of its Subsidiaries is subject to any Order that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. No Proceeding is pending or, to the knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries nor any Company Asset is or are subject to any Order that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. There are no Proceedings pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or any Company Asset that seek to materially interfere with or delay the consummation of the Transactions. There are no SEC inquiries, investigations or reviews, other inquiries or investigations or review by any Governmental Authority or internal investigations or reviews pending or, to the knowledge of the Company, threatened, with respect to the Company or any of its Subsidiaries or any of their respective Company Assets, except for those that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. As of the Agreement Date, there are no settlements of any Proceedings to which the Company or any of its Subsidiaries is a party or by which any Company Asset is bound that are material to the Company and its Subsidiaries, taken as a whole, and under which the Company or any of its Subsidiaries have material continuing obligations.

(b) Since December 31, 2015, (i) no allegations of sexual harassment have been made against any current director, officer or employee of the Company or any of its Subsidiaries at or above the senior vice president or equivalent level, and (ii) neither the Company nor any of the Subsidiaries have entered into any settlement agreements related to allegations of sexual harassment or misconduct by any current or former director, officer or employee of the Company or any of its Subsidiaries at or above the vice president or equivalent level.

Section 2.12 Intellectual Property.

(a) Except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries taken as a whole, (i) the Company and its Subsidiaries collectively own, and have good and valid title to, all Company IP (free and clear of all Liens, except for Permitted Liens), (ii) none of the Company IP is subject to any Proceeding or outstanding Order materially restricting the use, distribution, transfer or licensing thereof by the Company or any of its Subsidiaries and (iii) neither this Agreement nor the Transactions will cause the forfeiture or termination of any Company IP.

(b) Except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries taken as a whole, since December 31, 2015, the conduct of the business of the Company and its Subsidiaries has not infringed, misappropriated or otherwise violated any Intellectual Property Rights, of any third Person. Except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries taken as a whole, the conduct of the business of the Company and its Subsidiaries does not currently infringe, misappropriate or violate any Intellectual Property Rights of any third Person. Except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries taken as a whole, to the knowledge of the Company, (i) since December 31, 2015, no third Person has infringed upon, misappropriated or violated, in any material respect, any Company IP and (ii) no third Person is currently infringing, misappropriating or violating, in any material respect, any Company IP.

(c) Section 2.12(c) of the Company Disclosure Letter contains a list as of the Agreement Date of all Company Registered IP, the jurisdiction in which such item of Company Registered IP has been registered or filed and the applicable registration or serial number. Except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, (i) all necessary registration, maintenance and renewal fees currently due in connection with such Company Registered IP have been made, (ii) all necessary documents, recordations and certificates in connection with such Company Registered IP have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of prosecuting or maintaining such Company Registered IP and (iii) no interference, opposition, reissue, reexamination or other similar proceeding is pending in which any such Company Registered IP is being contested or challenged. Each of the Company and its Subsidiaries has taken commercially reasonable steps to enforce, protect and maintain each item of Company IP, other than by the exercise of reasonable business judgment by the Company and its Subsidiaries.

(d) As of the Agreement Date, except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, there are no Proceedings pending or, to the knowledge of the Company, threatened in writing that assert infringement, misappropriation, or violation by the Company or any of its Subsidiaries of any Intellectual Property Rights of a third Person.

(e) Except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries have taken reasonable steps to maintain the confidentiality of and otherwise protect and preserve through the use of customary non-disclosure agreements the confidentiality of all confidential information and trade secrets that are owned or held by the Company and its Subsidiaries and used in the conduct of the business.

(f) Except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries have implemented and enforce a policy requiring each employee, consultant and contractor who has contributed to the creation or development of material Intellectual Property Rights for or on behalf of the Company or any of its Subsidiaries to execute a written assignment of rights in and to all Intellectual Property developed by such Person in connection with such person’s employment or contract with the Company or any of its Subsidiaries to the Company or one of its Subsidiaries.

(g) Except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, (i) the Company and its Subsidiaries have not used any Software or other Technology that is available under the GNU Affero General Public License (AGPL), GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), Apache License, BSD licenses, or any license that is approved by the Open Source Initiative (www.opensource.org/licenses) (collectively, “Open Source Technology”) in a manner that, with respect to Technology that is material to the business of the Company and its Subsidiaries, taken as a whole, would (A) require disclosure or distribution of such Technology in source code form, (B) require the licensing of such Technology for the purpose of making derivative works thereof or (C) impose any material restriction on the consideration to be charged for the distribution of such Technology and (ii) the Company and each of its Subsidiaries are in compliance in all material respects with the applicable licenses for any such Open Source Technology.

(h) Neither the Company nor any of its Subsidiaries, nor any other Person acting on its or their behalf, has disclosed, delivered or licensed to any third Person, or permitted the disclosure or delivery to any escrow agent of, any material source code for any product or service of the Company or any Subsidiary, except for disclosures to Company Employees, contractors or consultants under binding written agreements that prohibit use or disclosure except in the performances of services for the Company or any Subsidiary.

(i) The Company and its Subsidiaries have implemented, maintain and adhere to policies, procedures or other internal controls regarding the processing of Personal Information. Except as has not been or as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries is, and has been since December 31, 2015, in compliance with Privacy and Security Laws. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (i) the consummation of the Transactions will not violate the policies of the Company or any of its Subsidiaries as they currently exist or as they existed at any time during which any of the Personal Information was collected or obtained and (ii) as of the Closing, the Company and each of its Subsidiaries, shall have at least the same rights to use, process and disclose Personal Information as the applicable entity had immediately before Closing.

(j) Since December 31, 2015, neither the Company nor any Subsidiary has received written notice from any Governmental Authority asserting a violation of any Privacy and Security Law and, to the Company’s knowledge, nor it or any of its Subsidiaries is the subject of any investigation, formal or informal, by any Governmental Authority for any potential violation of any Privacy or Security Law.

(k) Except as set forth in Section 2.12(k) of the Company Disclosure Letter, since December 31, 2015, to the knowledge of the Company, neither the Company nor any Subsidiary has suffered any breach in security that has permitted or resulted in any unauthorized access to or disclosure of Personal Information.

(l) Except as has not been or as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) in the last 12 months, there have been no failures, breakdowns, breaches, outages or unavailability of the hardware, firmware, networks, platforms, servers, interfaces, applications, web sites and related systems primarily used in its business (collectively, the “Business Information Systems”), (ii) the Company and each of its Subsidiaries have taken commercially reasonable steps to ensure that, except as may have been created, stored or used in connection with the development, testing or validation of the products and services of its business, the Business Information Systems are free from any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” (as these terms are commonly used in the computer software industry) or other software routines or hardware components intentionally designed to permit unauthorized access, to disable or erase software, hardware or data or to perform any other similar type of unauthorized activities, including by the use of antivirus software with the intention of protecting the Business Information Systems from becoming infected by viruses and other harmful code and (iii) the Company and each of its Subsidiaries have implemented reasonable backup, security and disaster recovery technology and business continuity procedures consistent with industry practices.

Section 2.13 Tax Matters.

(a) Except as would not reasonably be expected to have a Company Material Adverse Effect: (i) the Company and its Subsidiaries have timely filed, taking into account any extensions, all Tax Returns required to be filed by them and all such Tax Returns are true, complete and accurate, (ii) the Company and its Subsidiaries have paid all Taxes required to be paid by them other than Taxes that are not yet due or that are being contested in good faith in appropriate Proceedings, (iii) there are no Liens for Taxes on any assets of the Company or its Subsidiaries other than Permitted Liens, (iv) no deficiency for any Tax has been asserted or assessed by a taxing authority against the Company or any of its Subsidiaries which deficiency has not been paid or is not being contested in good faith in appropriate Proceedings, (v) the Company and its Subsidiaries have provided adequate reserves in their financial statements for any Taxes that have not been paid, (vi) neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among the Company and its Subsidiaries or any agreement entered into in the ordinary course of business not primarily related to Taxes), (vii) neither the Company nor any of its Subsidiaries has (x) been a member of any affiliated group (within the meaning of Section 1504(a) of the Code) filing a consolidated federal income Tax Return (other than a group the common parent of which is the Company) or (y) has any liability for the Taxes of any Person other than the Company and its Subsidiaries pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law) as a transferee or successor, by Contract, or otherwise by operation of Law, (viii) neither the Company nor any of its Subsidiaries has failed to withhold, collect or timely remit all amounts required to have been withheld, collected and remitted in respect of Taxes with respect to any payments to a vendor, employee, independent contractor, creditor, stockholder or any other Person and (ix) neither the Company nor any of its Subsidiaries will be required to include in any taxable period ending after the Closing Date taxable income attributable to income that accrued in a taxable period prior to the Closing Date but was not recognized for Tax purposes in such prior taxable period (or to exclude from taxable income in a taxable period ending after the Closing Date any deduction the recognition of which was accelerated from such taxable period to a taxable period prior to the Closing Date) as a result of (A) the installment method of accounting, the completed contract method of accounting, the long-term contract method of accounting, the cash method of accounting, Section 481 of the Code or Section 108(i) of the Code (or, in each case, comparable provisions of state, local or non-U.S. Tax Law), (B) any deferred intercompany transaction or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any comparable provision of state, local or non-U.S. Tax Law) resulting from a transaction or event occurring on or prior to the Closing Date, or (C) any prepaid amount received on or prior to the Closing Date outside of the ordinary course of business.

(b) There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection, assessment or reassessment of, Taxes due from the Company or any of its Subsidiaries for any taxable period and no request for any such waiver or extension is currently pending.

(c) No audits or other examinations with regard to any material Taxes of the Company or any of its Subsidiaries are presently in progress or have been asserted or proposed in writing. Since January 1, 2016, no written claim has been made by a Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or such Subsidiary, as the case may be, is or may be subject to any material Taxes in that jurisdiction.

(d) Within the past five years, neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.

(e) Neither the Company nor any of its Subsidiaries has been a party to a transaction that, as of the Agreement Date, constitutes a “listed transaction” for purposes of Section 6011 of the Code and applicable U.S. Treasury Regulations thereunder (or a similar provision of state Law).

(f) The Company and its Subsidiaries are not subject to any private letter ruling of the IRS or comparable ruling of any Governmental Authority, and, as of the Agreement Date, no closing agreement pursuant to Section 7121 of the Code (or any similar provision of any state, local or foreign Law) has been entered into by or with respect to the Company or any of its Subsidiaries in respect of any taxable year for which the statute of limitations has not yet expired.

(g) Neither the Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(h) The terms of any material intercompany transactions among the Company and its Subsidiaries are at arm’s length pursuant to Section 482 of the Code and the Treasury Regulations promulgated thereunder in all respects. Neither the Company nor its Subsidiaries have made an election under Section 965 of the Code.

(i) Notwithstanding anything to the contrary herein, the representations in Section 2.9 (to the extent a representation relates to Taxes) and this Section 2.13 are the sole representations of the Company and its Subsidiaries with respect to Tax matters. For clarity, nothing in this Section 2.13 or otherwise in this Agreement shall be construed to provide any representation or warranty as to the amount, condition or availability for use in any taxable period after the Closing Date of any net operating loss, capital loss or Tax credit carryforward or other similar Tax attribute of the Company or any of its Subsidiaries.

Section 2.14 Environmental Matters. Except as would not reasonably be expected to have a Company Material Adverse Effect: (a) the Company and each of its Subsidiaries are and have been in compliance with all Environmental Laws, including the possession of, and the compliance with, all Governmental Authorizations required under Environmental Laws, (b) there has not been any Hazardous Materials Activity in violation of Environmental Laws or in a manner that would reasonably be expected to give rise to a material Liability under any Environmental Laws at currently or formerly owned or operated facilities, (c) the Company has provided all Environmental Law audits, including phase 1 reports, in its possession or control and (d) neither the Company nor any of its Subsidiaries has received any Environmental Claim, and to the knowledge of the Company, there are no Environmental Claims threatened in writing against the Company.

Section 2.15 Real Property; Personal Property.

(a) Section 2.15(a) of the Company Disclosure Letter sets forth a true and complete list of the real property owned in fee by the Company or a Subsidiary (the “Owned Real Property”). Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company or a Subsidiary has good and marketable title to each parcel of Owned Real Property, free and clear of all Liens, other than Permitted Liens. Neither the Company nor any Subsidiary has leased or granted to any Person the right to use or occupy any portion of the Owned Real Property.

(b) Section 2.15(b) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the Agreement Date, of all existing leases, subleases, licenses and other agreement pursuant to which the Company or any of its Subsidiaries uses or occupies, or has the right to occupy, now or in the future, any real property in excess of $200,000 base rent payable annually (such property, the “Leased Real Property” and each such lease, sublease, license or other agreement, a “Material Lease”). The Company has made available to Parent true, correct and complete copies of all Material Leases (including all material modifications, amendments, guaranties and supplements thereto). Each Material Lease is in full force and effect and is binding upon the Company or its Subsidiary, as applicable. Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company or a Subsidiary has a valid leasehold interest in the Leased Real Property, free and clear of all Liens, other than Permitted Liens. Neither the Company nor any Subsidiary has leased or granted to any Person the right to use or occupy any portion of the Leased Real Property.

(c) To the knowledge of the Company, no event or condition exists that constitutes or, after notice or lapse of time or both, will constitute, a default on the part of the Company or any of its Subsidiaries under any Lease or give any other party to any such Lease the right to terminate or cancel such Lease. Neither the Company nor its Subsidiaries have received written notice within the twelve (12) months preceding the Agreement Date of any material default under any Lease.

(d) Neither the Company nor any Subsidiary has received any written notice of any proposed or pending condemnation or eminent domain proceedings with respect to any material part of the Owned Real Property or the Leased Real Property.

(e) Taken together, the Owned Real Property and the Leased Real Property constitute all real property used in the conduct of the business of the Company.

(f) Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company owns, and has good and valid title to, all material personal property purported to be owned by it (free and clear of all Liens, except for Permitted Liens), including all material personal property reflected on the Company Financial Statements (except for personal property sold or otherwise disposed of since the date of the Company Financial Statements and any fixtures). This Section 2.15(f) does not address and will not be construed as a representation or warranty regarding Intellectual Property Rights (which are solely addressed in Section 2.12).

Section 2.16 Company Information. The information relating to the Company and its Subsidiaries that is provided by the Company or any of its Subsidiaries for inclusion in the Proxy Statement or any Other Required Company Filing, will not, at the time such documents are filed with the SEC, at any time it is amended or supplemented or at the time it is first published, sent or provided to the Company Stockholders, or at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder. No representation or warranty is made by the Company with respect to the information supplied by Parent or Merger Sub for inclusion by reference in the Proxy Statement or any Other Required Company Filing.

Section 2.17 Finders; Brokers. Other than Morgan Stanley & Co. LLC (the “Financial Advisor”), no finder, investment banker, broker or similar Person is entitled to any fee or commission in connection with the negotiation, execution or delivery of this Agreement or the consummation of any of the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company has made available to Parent a true, correct and complete copy of all Contracts pursuant to which the Financial Advisor is entitled to any fee, commission or expenses in connection with the Transactions. All fees and expenses incurred by the Company or any of its Subsidiaries in connection with the Transactions regarding the Financial Advisor shall not exceed the amount set forth in such Contracts.

Section 2.18 Related Person Transactions. Except for compensation or other employment arrangements in the ordinary course of business or as otherwise disclosed in the Company SEC Documents, there are no Contracts or transactions between the Company or any of its Subsidiaries, on the one hand, and any Associated Party thereof (but not including any wholly owned Subsidiary of the Company), on the other hand, that would be required to be disclosed pursuant to Item 404 of Regulation S-K (each a, “Company Associated Party Contract”). To the Company’s knowledge, any such Company Associated Party Contract, as of the time it was entered into and as of the time of any amendment or renewal thereof contained such terms, provisions and conditions as were at least as favorable to the Company or any of its Subsidiaries as would have been obtainable by the Company or its Subsidiaries in a similar transaction with an unaffiliated third party. No Associated Party owns, directly or indirectly, on an individual or joint basis, any interest in, or serves as an officer or director or in another similar capacity of, any vendor or other independent contractor of the Company or any of its Subsidiaries, or any Person which has a Contract with the Company or any of its Subsidiaries.

Section 2.19 Opinion of Financial Advisor. The Company Board has received the oral opinion of the Financial Advisor (subsequently confirmed in writing prior to the execution of this Agreement), to the effect that, as of the date of such opinion and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth therein, the Per Share Merger Consideration to be received by Company Stockholders (other than the holders of the Cancelled Shares and Dissenting Shares) in the Merger pursuant to this Agreement is fair, from a financial point of view, to such holders, a signed, true, correct and complete copy of which opinion will be made available to Parent for informational purposes only on a non-reliance basis promptly following receipt by the Company Board (and, in any event, within two (2) Business Days of the Agreement Date).

Section 2.20 Insurance Policies.

Section 2.20 of the Company Disclosure Letter sets forth a true, correct and complete list of, and the Company has made available to Parent and/or Parent Representatives, all material insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations and employees of the Company and its Subsidiaries (collectively, the “Insurance Policies”). Except as would not reasonably be expected to have a Company Material Adverse Effect, each of the Insurance Policies or renewals thereof are in full force and effect, the Company and its Subsidiaries maintain insurance coverage in such amounts and against such risks as are adequate and customary in the industry for the operation of their respective businesses, and the Company and/or its Subsidiaries are in material compliance with the terms of such Insurance Policies. As of the Agreement Date, there is no claim by the Company or any Subsidiary of the Company pending under any Insurance Policies that has been denied or disputed by the insurer other than denials and disputes in the ordinary course of business, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 2.21 No Rights Agreement. The Company is not party to a stockholder rights agreement, “poison pill” or similar antitakeover agreement or plan and the Company Board has not adopted or authorized the adoption of such an agreement or plan.

Section 2.22 Budget.

Section 2.22 of the Company Disclosure Letter sets forth a true, correct and complete copy of the planned budget (including planned capital expenditures and customer acquisition costs and expenses) of the Company and its Subsidiaries for fiscal year 2019.

Section 2.23 Vendors and Customers.

Section 2.23 of the Company Disclosure Letter sets forth a true, correct and complete list of the 20 largest vendors or service providers (other than financial institutions) (“Significant Vendors”) and the five largest customers (“Significant Customers”) of the Company and its Subsidiaries (based on the dollar value of purchases from the fiscal year 2018), together with amounts paid by or to such Persons during such period. As of the Agreement Date, none of the Significant Vendors or Significant Customers has reduced in any material respect or otherwise discontinued, or, to the knowledge of the Company, threatened in writing to materially reduce or discontinue, supplying goods or services to, or purchasing good or services from, the Company or any of its Subsidiaries on terms and conditions substantially similar (including with respect to pricing) as those in effect on the Agreement Date. As of the Agreement Date, none of the Significant Vendors or Significant Customers has cancelled or otherwise terminated, or, to the Company’s knowledge, threatened in writing, to cancel or otherwise to terminate, its relationship with the Company or any of its Subsidiaries.

Section 2.24 Indemnification Agreements.

Section 2.24 of the Company Disclosure Letter sets forth each indemnification agreement between the Company and any of its Subsidiaries, on the one hand, and any of their respective current or former directors, officers or employees, on the other hand, and each such indemnification agreement is substantially consistent in all material respects with the form of indemnification agreement made available to Parent prior to the Agreement Date.

Section 2.25 Solvency. As of immediately prior to the Effective Time, but without giving effect to the Merger or any other repayment or refinancing of debt contemplated in this Agreement or the Debt Commitment Letter in connection with and contingent upon the Closing, the Company will be Solvent.

Section 2.26 Independent Investigation. In entering into this Agreement, the Company acknowledges that it has relied solely upon its own investigation, review and analysis of Parent and Merger Sub and not on any factual representations or opinions of Parent or Merger Sub or their respective representatives (except the representations and warranties contained in Article III). Except for the representations and warranties contained in Article III or in the case of fraud or willful breach, the Company acknowledges and agrees that none of the Parent and its Affiliates and no other Person makes, nor is the Company relying on, any other express, implied or statutory representation or warranty with respect to or on behalf of, Parent, Merger Sub or their respective Affiliates or their respective businesses or with respect to any other information provided or made available to the Company or Company Representatives in connection with the Merger or the other Transactions, including the accuracy or completeness thereof.

Article III

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company as follows:

Section 3.1 Corporate Existence.

(a) Each of Parent and Merger Sub is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization, as applicable, and has all necessary corporate or limited liability company, as applicable, power and authority to (i) conduct its business in the manner in which its business is currently being conducted and (ii) own, lease and use its assets and properties in the manner in which its assets and properties are currently owned and, leased or used, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Each of Parent and Merger Sub (in jurisdictions that recognize the following concepts) is duly licensed and qualified to do business as a foreign corporation or limited liability company, as applicable, and is in good standing, under the laws of such jurisdictions where the nature of its business or the ownership, leasing or use of its assets and properties requires such licensing or qualification, except as would not reasonably be expected to have a Parent Material Adverse Effect.

(b) The organizational and governing documents of Parent and Merger Sub, respectively, are in full force and effect. Neither Parent nor Merger Sub is in violation of its respective organizational or governing documents in any material respect.

Section 3.2 Corporate Authority. Each of Parent and Merger Sub have all necessary corporate or limited liability company power and authority, as applicable, to execute and deliver this Agreement and the other Transaction Documents to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transactions, including the Merger. The sole member of Parent has adopted resolutions approving this Agreement and the Transactions. The board of directors of Merger Sub has unanimously adopted resolutions that: (a) approved this Agreement and the Transactions and declared it advisable to enter into this Agreement and consummate the Transactions in accordance with the DGCL and (b) recommended that Merger Sub’s sole stockholder adopt this Agreement. Parent, as the sole stockholder of Merger Sub, has executed a written consent, effective immediately following the execution of this Agreement, adopting this Agreement. The execution and delivery of this Agreement by Parent and Merger Sub and the other Transaction Documents to which either is a party, the performance of Parent and Merger Sub of their obligations hereunder and thereunder and the consummation by Parent and Merger Sub of the Transactions, including the Merger, have been duly and validly authorized by all necessary corporate or limited liability company action, as applicable, and no other corporate or limited liability proceedings, as applicable, on the part of Parent or Merger Sub are necessary to adopt or authorize this Agreement or to consummate the Transactions (other than the adoption of this Agreement by Parent, as Merger Sub’s sole stockholder and the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL). This Agreement has been validly executed and delivered by Parent and Merger Sub, as the case may be, and, assuming the due authorization, execution and delivery by the Company constitutes a legal, valid and binding obligation of Parent and Merger Sub enforceable against Parent and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.

Section 3.3 Governmental Approvals and Consents; Non-Contravention.

(a) No Governmental Authorization is or will be required on the part of Parent or any of its Subsidiaries in connection with the execution, delivery or performance of this Agreement or the consummation of the Transactions, except (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) for required Consents or filings under any applicable Antitrust Laws, including the HSR Act and (iii) such other Governmental Authorizations, the failure of which to obtain would not reasonably be expected to have a Parent Material Adverse Effect.

(b) The execution and delivery of this Agreement by Parent and Merger Sub, the performance by Parent and Merger Sub of its respective obligations hereunder and the consummation by Parent and Merger Sub of the Transactions do not and will not (i) violate, contravene or conflict with any provision of the respective certificate of incorporation or bylaws or similar organizational documents of Parent or Merger Sub, (ii) result in any violation or breach of or constitute any default (with or without notice or lapse of time or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or a loss of a benefit under, or result in the creation of any Lien under any Contract to which Parent and/or Merger Sub is subject or is a party or (iii) assuming that all Governmental Authorizations described in Section 3.3(a) have been obtained and all filings described in such Section have been made, violate, conflict with or result in any breach under any provision of any Law applicable to Parent or any of its properties or assets, except, in the case of subclauses (ii) and (iii), where such violation, breach, conflict, default, right of termination or cancellation, acceleration, loss of benefit, failure to obtain Consent would not reasonably be expected to have a Parent Material Adverse Effect.

Section 3.4 Litigation. Neither Parent nor any of its Affiliates is subject to any Order of or agreement with any Governmental Authority, which would reasonably be expected to have a Parent Material Adverse Effect. No Proceeding is pending or, to the knowledge of Parent, threatened in writing against Parent or any of its Affiliates which would reasonably be expected to have a Parent Material Adverse Effect.

Section 3.5 Financing. As of the Agreement Date, Parent has delivered to the Company true, complete and correct copies of (i) the executed debt commitment letter, dated as of the Agreement Date, from the financial institutions and other entities party thereto (including the parties to any joinder agreements or amendments joining such financial institutions or other entities to the Debt Commitment Letter and any lenders or investors of the debt financing contemplated by the Debt Commitment Letter, collectively, the “Debt Financing Sources”) (including all exhibits, schedules and annexes thereto, and the executed fee letter associated therewith redacted in a manner as described below, collectively, the “Debt Commitment Letter”), pursuant to which the Debt Financing Sources have committed, subject to the terms and conditions set forth therein, to provide the aggregate amounts set forth therein (the debt financing contemplated by the Debt Commitment Letter, the “Debt Financing”) and (ii) the executed equity commitment letter, dated as of the Agreement Date, among Parent and the other parties thereto (including all exhibits, schedules and annexes thereto, the “Equity Commitment Letter” and, together with the Debt Commitment Letter, the “Commitment Letters”), pursuant to which the Guarantors have committed, subject to the terms and conditions set forth therein, to invest cash in the aggregate amount set forth therein (the “Equity Financing” and, together with the Debt

Financing, the “Financing”). As of the Agreement Date, Parent has also delivered to the Company a true, complete and correct copy of the executed fee letter associated with the Debt Commitment Letter with the fee amounts, “market flex” provisions, “securities demand” provisions and other economic terms redacted in a customary manner, none of which redactions covers terms that would (i) reduce the amount of the Debt Financing below the amount required to satisfy the Financing Uses (after taking into account any available Equity Financing and available cash of the Company and its Subsidiaries), (ii) impose any new condition or otherwise adversely amend, modify or expand any conditions precedent to the funding of the Debt Financing in an amount required to satisfy the Financing Uses on the Closing Date or (iii) materially delay or prevent the Closing or make the funding of the Debt Financing in the amount required to satisfy the Financing Uses (after taking into account any available Equity Financing and available cash of the Company and its Subsidiaries) less likely to occur. As of the Agreement Date, (i) none of the Commitment Letters have been amended, supplemented or modified, (ii) no such amendment, supplement or modification is contemplated by Parent or, to the knowledge of Parent, by the other parties thereto (other than to add lenders, lead arrangers, bookrunners, syndication agents or other entities who had not executed the Debt Commitment Letter as of the Agreement Date) and (iii) the respective commitments contained in the Commitment Letters have not been withdrawn, terminated or rescinded and, to the knowledge of Parent, no such withdrawal, termination or rescission is contemplated. As of the Agreement Date, except for customary engagement letters and fee credit letters with respect to the debt financing contemplated by the Debt Commitment Letter (none of which (i) reduces the amount of the Debt Financing below the amount required to satisfy the Financing Uses (after taking into account any available Equity Financing and available cash of the Company and its Subsidiaries), (ii) imposes any new condition or otherwise adversely amends, modifies or expands any conditions precedent to the funding of the Debt Financing in an amount required to satisfy the Financing Uses on the Closing Date, (iii) would materially delay or prevent the Closing or (iv) adversely impact the ability of Parent or Merger Sub to enforce its rights against the other parties to the Debt Commitment Letter or the Equity Commitment Letter or the Definitive Financing Agreements), there are no side letters or Contracts to which Parent or Merger Sub is a party related to the funding or investing, as applicable, of the full amount of the Financing other than as expressly set forth in the Commitment Letters delivered to the Company on or prior to the Agreement Date. As of the Agreement Date, Parent has fully paid any and all commitment fees or other fees in connection with the Debt Commitment Letter that are due and payable on or prior to the Agreement Date pursuant to the terms of the Debt Commitment Letter and Parent will, directly or indirectly, continue to pay in full any such amounts required to be paid pursuant to the terms of the Debt Commitment Letter as and when they become due and payable prior to the Closing Date. As of the Agreement Date, the Commitment Letters are in full force and effect and are the legal, valid, binding and enforceable obligations of Parent and Merger Sub, as the case may be, and, to the knowledge of Parent, each of the other parties thereto, subject, in each case, to the effect of any Enforceability Exceptions As of the Agreement Date, there are no conditions precedent related to the funding or investing, as applicable, of the full amount of the Financing required to satisfy the Financing Uses, other than as expressly set forth in the Commitment Letters. As of the Agreement Date, to the knowledge of Parent, no event has occurred which, with or without notice, lapse of time or both, would (i) constitute a default or breach on the part of Parent or Merger Sub under any of the Commitment Letters, (ii) constitute a failure to satisfy a condition on the part of Parent or Merger Sub under the Commitment Letters, or (iii) assuming the satisfaction of the conditions to the funding or investing of the Financing on the Closing Date, otherwise result in any portion of the Financing required to satisfy the Financing Uses being unavailable on the Closing Date. As of the Agreement Date, assuming the satisfaction or waiver of the conditions to Parent’s and Merger Sub’s obligations to consummate the Merger, Parent and Merger Sub have no reason to believe that any of the conditions to the Financing contemplated by the Commitment Letters applicable to Parent or Merger Sub, as applicable, will not be satisfied or that the full amount of the Financing required to satisfy the Financing Uses will not be made available to Parent on the Closing Date. Assuming the Financing is funded or invested in accordance with the Commitment Letters, Parent and Merger Sub will have on the Closing Date funds sufficient to (i) pay the aggregate Per Share Merger Consideration, (ii) pay the Payoff Amount and (iii) satisfy all of the other payment obligations required to be paid at Closing by Parent and Merger Sub hereunder in connection with the Transactions (clauses (i) and (ii), the “Financing Uses”). Each of Parent and Merger Sub affirms that it is not a condition to the Closing that Parent or Merger Sub obtain financing for the Transactions.

Section 3.6 Merger Sub. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, 100 shares of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned directly or indirectly by Parent.

Section 3.7 Parent Information. The information relating to Parent and its Subsidiaries that is provided by Parent or any of its Subsidiaries for inclusion in the Proxy Statement or any other Required Company Filing, will not, at the time such documents are filed with the SEC, at any time it is amended or supplemented or at the time it is first published, sent or provided to the Company Stockholders, or at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. No representation or warranty is made by Parent or Merger Sub with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company or any Affiliates thereof for inclusion or incorporation by reference in the Proxy Statement or any Other Required Company Filing.

Section 3.8 Stockholder and Management Arrangements. As of the Agreement Date, other than this Agreement, neither Parent or Merger Sub nor any of their respective Affiliates is a party to any Contract, or has authorized, made or entered into or committed or agreed to enter into, any formal or informal arrangements or other understandings (whether or not binding) with any stockholder, director, officer, employee or other Affiliate of the Company or any of its Subsidiaries (a) relating to (i) this Agreement or the Merger or (ii) the Surviving Corporation or any of its Subsidiaries, businesses or operations (including as to continuing employment) from and after the Effective Time or (b) pursuant to which any (i) such holder of Shares would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration in respect of such holder’s Shares, (ii) such holder of Shares has agreed to approve this Agreement or vote against any Superior Proposal or (iii) such stockholder, director, officer, employee or other Affiliate of the Company has agreed to provide, directly or indirectly, equity investment to Parent, Merger Sub or the Company to finance any portion of the Merger.

Section 3.9 Ownership of Shares. None of Parent, Merger Sub or any of their directors, officers, general partners or Affiliates (a) owns any Shares as of the Agreement Date or (b) is, nor at any time during the last three years has it been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL (other than as contemplated by this Agreement).

Section 3.10 Operations of Merger Sub. Merger Sub is a wholly owned Subsidiary of Parent, was formed solely for the purpose of engaging in the Transactions, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement or in connection with the Transactions.

Section 3.11 Finders; Brokers. No finder, investment banker, broker or other Person is entitled to any fee or commission for which the Company will be liable in connection with the negotiation, execution or delivery of this Agreement or the consummation of any of the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 3.12 Guarantee. Concurrently with the execution of this Agreement, Parent has delivered to the Company the duly executed limited guarantee of the Guarantors, dated as of the Agreement Date, in favor of the Company in respect of Parent’s obligation to pay the Parent Termination Fee and the other obligations specified therein, up to the aggregate amount set forth therein (the “Limited Guarantee”). The Limited Guarantee is (a) a legal, valid and binding obligation of the Guarantors, (b) enforceable against the Guarantors in accordance with its terms, subject to the Enforceability Exceptions, and (c) in full force and effect. As of the Agreement Date, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of the Guarantors under the Limited Guarantee.

Section 3.13 Solvency. Assuming (a) that the conditions to the obligation of Parent and Merger Sub to consummate the Merger set forth in Section 5.1 and Section 5.2 have been satisfied or waived, and (b) (i) the accuracy of the representations and warranties set forth in Article II and (ii) the performance by the Company and its Subsidiaries of the covenants and agreements contained in this Agreement, then immediately following the Effective Time and after giving effect to all of the transactions contemplated by this Agreement, including the funding of the Financing and the payment of the aggregate consideration to which the stockholders and other equity holders of the Company are entitled under this Agreement, the Surviving Corporation and its Subsidiaries, on a consolidated basis, will be Solvent.

Section 3.14 Independent Investigation. Parent has conducted its own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company, which investigation, review and analysis was done by Parent and its Affiliates and the Parent Representatives. In entering into this Agreement, Parent acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any factual representations or opinions of the Company or its representatives (except the representations and warranties contained in Article II or in any certificate or other agreement provided pursuant to this Agreement or in any other Transaction Document). Except for the representations and warranties contained in Article II or in any certificate or other agreement provided pursuant to this Agreement or in any other Transaction Document and except in the case of fraud or willful breach, Parent acknowledges and agrees that none of the Company, any of its Subsidiaries and Affiliates and no other Person makes, nor is Parent or Merger Sub relying on, any other express, implied or statutory representation or warranty with respect to or on behalf of, the Company, its Subsidiaries or Affiliates or their respective businesses or with respect to any other information provided or made available to Parent, Merger Sub or Parent Representatives in connection with the Merger or the other Transactions, including the accuracy or completeness thereof. Parent acknowledges that there are assumptions inherent in making any projections, estimates and budgets, Parent is familiar with such uncertainties and that Parent is responsible for making its own evaluation of the Company and shall have no claim against the Company with respect thereto (except in the case of fraud or willful breach).

Article IV

CERTAIN COVENANTS

Section 4.1 Covenants of the Company. Except as (i) expressly provided or permitted herein, (ii) set forth in Section 4.1 of the Company Disclosure Letter or (iii) consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), during the period commencing on the Agreement Date and ending at the Effective Time or such earlier date as this Agreement may be terminated in accordance with its terms (the “Pre-Closing Period”), the Company shall, and shall cause each of its Subsidiaries to, (A) act and carry on its business in all material respects in the ordinary course of business and (B) use commercially reasonable efforts to preserve intact its business organization, and preserve in all material respects its present and future relationships with customers, suppliers, Governmental Authorities and other Persons with which it has business relations or regulator relations, in each case, consistent with past practice. Without limiting the generality of the foregoing, except as expressly provided or permitted herein, as set forth in Section 4.1 of the Company Disclosure Letter or as required by applicable Law, during the Pre-Closing Period the Company shall not, and shall cause each of its Subsidiaries not to, directly or indirectly, do any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed; provided, however, that with respect to subsections (a), (b), (c), (n) (with respect to any Proceeding contemplated by Section 4.12(a) or demand for appraisal), (p), (s), (v) and (x) below, Parent’s consent shall be given, conditioned or withheld in its sole discretion):

(a) (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, securities or other property) in respect of, any of its capital stock (other than dividends and distributions by a direct or indirect wholly owned Subsidiary of the Company to its parent), (ii) adjust, combine, reclassify, split, reverse split, consolidate, recapitalize, subdivide, redeem, purchase any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or any of its other securities or (iii) purchase, redeem or otherwise acquire any shares of its capital stock or any other of its securities or any rights, warrants or options to acquire or any other securities convertible into, or exchangeable or exercisable for, any such shares or other securities, except, in the case of this clause (iii), for the acquisition of Shares (A) from holders of Company Options in full or partial payment of the exercise price payable by such holder upon exercise of Company Options to the extent required or permitted under the terms of such Company Options or (B) from holders of Company RSUs, Company PSUs or Company MSUs in full or partial payment of any Taxes payable by such holder upon the settlement of Company RSUs, Company PSUs or Company MSUs to the extent required or permitted under the terms of such Company RSUs, Company PSUs or Company MSUs;

(b) issue, deliver, sell, pledge, encumber, dispose of, grant, transfer or authorize the issuance, delivery, sale, pledge, encumbrance, disposition or grant of any capital stock in the Company or any of its Subsidiaries of any class, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock, or any options, warrants or other rights of any kind (including but not limited to stock appreciation rights, phantom stock or similar interests) to acquire any shares of such capital stock or such convertible or exchangeable securities or any other ownership interest (including any such interest represented by Contract rights), of the Company or any of its Subsidiaries, or take any action to cause to be exercisable any otherwise unexercisable Company Option, other than (i) upon the exercise or settlement of Company Options, Company RSUs, Company PSUs and Company MSUs that are outstanding on the Agreement Date, solely in accordance with their terms as of the Agreement Date, (ii) by a wholly owned Subsidiary of such Subsidiary’s capital stock to the Company or another wholly owned Subsidiary of the Company, (iii) grants to new hires, or in connection with any promotion or retention, in the ordinary course of business consistent with past practice, which awards shall be exclusively in the form of Company RSUs;

Company PSUs and Company MSUs; provided, that the dollar value of such awards is substantially similar in grant date value to those awards granted to similarly situated employees, but in no event shall such new awards, together with other promised awards set forth in Section 4.1 of the Company Disclosure Letter, exceed 250,000 Shares in the aggregate; or (iv) upon the determination by the Company Board (or a committee thereof), pursuant to the applicable award agreement(s) and consistent with past practice of making such determinations for similarly structured awards, of whether performance vesting conditions under outstanding Company PSUs or Company MSUs have been satisfied.

(c) amend or otherwise change (whether by merger, consolidation or otherwise) any of the Company Organizational Documents;

(d) acquire by merging or consolidating with, or by purchasing all or a substantial portion of the assets or any stock of, or by any other manner, or make any investment in any interest in, any business or any corporation, partnership, joint venture, limited liability company, association or other business organization or division, property or assets thereof;

(e) sell, lease, license, transfer, abandon, pledge or otherwise dispose of or encumber or subject to any Lien, in a single transaction or series of related transactions any Company Assets or rights, including the capital stock of Subsidiaries of the Company with a fair market value in excess of $500,000, other than (i) such transactions in the ordinary course of business consistent with past practice, (ii) the disposition of obsolete or excess assets, (iii) transfers among the Company and its wholly owned Subsidiaries or (iv) pursuant to any Contract existing as of the Agreement Date and set forth on Section 4.1(e) of the Company Disclosure Letter;

(f) incur, create, issue, syndicate, refinance, assume or otherwise become liable for Indebtedness or issue any debt securities or assume, guarantee or endorse or otherwise as an accommodation become responsible for (whether directly, contingently or otherwise), the obligations of any Person (other than any wholly owned Subsidiary of the Company in the ordinary course of business) for Indebtedness or issue or sell options, warrants, calls or other rights to acquire any indebtedness for borrowed money of the Company or any of its Subsidiaries or grant any Liens on the property or assets of the Company or its Subsidiaries to secure indebtedness for borrowed money, take any action that would result in any amendment, modification or change of any term of any indebtedness for borrowed money of the Company or any of its Subsidiaries, or enter into any “keep well” or other agreement to maintain any financial statement condition of another Person, make any loans, advances or capital contributions to, or investments in, any other Person or amend or modify the terms thereof, except (i) cash management and treasury activities entered into in the ordinary course of business, or (ii) loans between the Company and its wholly owned Subsidiaries or between the Company’s wholly owned Subsidiaries in the ordinary course of business;

(g) make any capital expenditures or other expenditures with respect to property, plant or equipment that are in excess of the amounts set forth in the Company’s plan for capital expenditures for the applicable fiscal quarter previously made available to Parent by more than 5% in the aggregate;

(h) other than as permitted by Section 4.7, increase the compensation or benefits payable or to become payable to its directors, officers, employees, or consultants except for (i) increases in base salary or wages in the ordinary course of business as set forth on Section 4.1(h) of the Company Disclosure Letter, (ii) payments of bonuses pursuant to the terms of the Company bonus plans set forth on Section 4.1(h) of the Company Disclosure Letter, (iii) pursuant to the terms of any Company Benefit Plan or other Contract as in effect as of the Agreement Date, (iv) increases of salary, wages and incentive compensation in connection with the promotion or performance reviews of an existing employee in amounts consistent with past practice for such positions, (v) with respect to grants of Company RSUs under subsection (b) above or (vi) with respect to performance determinations as to Company PSUs and Company MSUs permitted under clause (iv) of subsection (b) above;

(i) grant any rights to severance or termination pay to, or enter into or amend any employment or severance agreement with, any director, officer or employee of the Company or any of its Subsidiaries (or any of their respective dependents or beneficiaries), other than offer letters that do not provide any severance, retention, change in control or equity award commitments with new non-executive hires that are permitted under Section 4.1(k) or arrangements that provide termination benefits only to the extent mandated by applicable Law outside of the United States, or establish, adopt, enter into or amend any bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee or any of their respective dependents or beneficiaries, or establish, adopt, enter into or amend any plan, program or arrangement that would be a Company Benefit Plan or Company Equity Plan if in existence on the Agreement Date, except (i) pursuant to Contracts of the Company or any of its Subsidiaries or policies with respect to severance or termination pay in existence on the Agreement Date, (ii) in connection with new hires, or in connection with any promotion, in the ordinary course of business, (iii) in connection with compensation increases that are permitted by Section 4.1(h) or (Section 4.1(b) above or (iv) as otherwise adopted to comply with applicable Law;

(j) take any action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Company Benefit Plan or Company Equity Plan, except as contemplated in Section 1.5(a) or clause (iii) of subsection (b) above or pursuant to the terms any Contract (including any Company Benefit Plan) in effect on the Agreement Date;

(k) (i) terminate the employment of any employee, other than terminations for Cause or terminations of employees with a title junior to Vice President, in each case, in the ordinary course of business (ii) effectuate any plant closing or mass layoff that would incur any Liability or obligation under WARN except as set forth on Section 4.1(k) of the Company Disclosure Letter, or (iii) hire any new employees, except employees with a title more junior than Vice President or to fill vacancies occurring after the Agreement Date, in each case, in the ordinary course of business;

(l) adopt or enter into any collective bargaining agreement or other similar arrangement relating to unions, works councils, similar entities or other organized employees;

(m) implement or adopt any material change in financial accounting policies, practices or methods, other than as may be required by GAAP or by any regulations or guidance promulgated by a Governmental Authority;

(n) subject to Section 4.12(a), settle any Proceedings if such settlement would require a payment by the Company in excess of $100,000 in any individual case or series of related cases or $250,000 in the aggregate, other than (i) as required by their terms as in effect on the Agreement Date or (ii) claims reserved against in the Company Financial Statements (for amounts not in excess of such reserves); provided that, in the case of each of (i) and (ii), the payment, discharge, settlement or satisfaction of such Proceeding does not include any obligation (other than the payment of money) to be performed or the admission of wrongdoing by the Company or any of its Subsidiaries or any of their respective officers or directors;

(o) (i) make (other than on an originally filed Tax Return), change or rescind any material Tax election, (ii) change any annual Tax accounting period or any material method of Tax accounting, (iii) file any income or other material Tax Return relating to the Company or any of its Subsidiaries that has been prepared in a manner that is materially inconsistent with the past practices of the Company or such Subsidiary, as applicable, (iv) file any amended income or other material Tax Return that could materially increase the Taxes payable by the Company or its Subsidiaries, (v) settle, compromise, or abandon any claim, investigation, audit or controversy relating to a material amount of Taxes, (vi) enter into any closing agreement with respect to any material amount of Tax or (vii) fail to timely file any material Tax Return or pay any material Tax when due;

(p) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiary (other than the Merger);

(q) other than a renewal of a Contract on terms no less favorable in all material respects in the aggregate to the Company or its Subsidiaries, or the entry into, extension, amendment or renewal of a Contract that is a Company Material Contract solely by reason of Section 2.10(a)(iv) or Section 2.10(a)(v) in the ordinary course of business, enter into, extend or renew, or otherwise modify, amend, terminate (other than terminations occurring as a result of the expiration of the term thereof) or waive any material rights or obligations under any Company Material Contract (or any Contract that, if entered into prior to the Agreement Date, would be a Company Material Contract);

(r) engage in any transaction with, or enter into any Company Associated Party Contract;

(s) adopt or implement any stockholder rights agreement, “poison pill” or similar antitakeover agreement or plan;

(t) sell, assign, transfer, lease, license or allow to lapse any rights in any material Company IP, except for non-exclusive licenses to customers of the Company or its Subsidiaries in the ordinary course of business;

(u) enter into, renew (or fail to exercise a renewal option under), terminate, or amend or modify in any material respect, a Material Lease;

(v) enter into any new line of business (other than any line of business that is reasonably related to and a reasonably foreseeable extension of any line of business existing as of the Agreement Date) or terminate any line of business existing as of the Agreement Date;

(w) cancel, terminate or allow to lapse without a commercially reasonable substitute policy therefor, or amend in any material respect or enter into, any insurance policy, other than the renewal of an existing insurance policy or a commercially reasonable substitute therefor; or

(x) authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions.

If the Company or any of its Subsidiaries desires to take an action that would be prohibited pursuant to the foregoing clauses (a) through (x) without the written consent of Parent, prior to taking such action, the Company may request such written consent (which consent shall not be unreasonably withheld, conditioned or delayed) by sending an e-mail or facsimile to the representative of Parent listed on Section 4.1 of the Company Disclosure Letter. Parent will either deliver to the Company written consent or a denial notification via e-mail or facsimile within four Business Days after Parent receives (x) a written request by the Company pursuant to this Section 4.1 and (y) such material facts that relate to such written request as may be requested by Parent.

Notwithstanding anything to the contrary in this Section 4.1, the Parties acknowledge and agree that (i) nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s operations (including for purposes of the HSR Act) prior to the Effective Time and (ii) no consent of Parent shall be required with respect to any matter set forth in this Agreement to the extent the requirement of such consent would violate any Antitrust Laws. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision over its operations.

Section 4.2 Access to Information; Confidentiality.

(a) During the Pre-Closing Period, the Company shall, and shall cause each of its Subsidiaries to and shall cause its directors, officers, accountants, consultants, legal counsel, advisors, agents and other representatives (collectively, the “Company Representatives”) to, at Parent’s sole expense, (i) provide to Parent, Merger Sub and their respective officers, directors, employees, accountants, consultants, legal counsel, advisors, agents and other representatives (collectively, the “Parent Representatives”) and, subject to Section 4.17, Debt Financing sources reasonable access, at reasonable times during normal business hours (under the supervision of appropriate personnel and in a manner that does not unreasonably interfere with the normal operation of the business of the Company), upon reasonable prior notice to the Company, to the officers, advisors, agents, Contracts, properties, offices and other facilities of the Company and its Subsidiaries, and to the books and records thereof (including Tax Returns, but excluding any confidential information contained in personnel files to the extent the disclosure of such information is prohibited by Privacy and Security Laws and anything that relates to the negotiation and execution of this Agreement, the process that led to the negotiation and execution of this Agreement or, subject to the disclosure requirements set forth in Section 4.4, to any Acquisition Proposal), and, with the Company’s consent (such consent not to be unreasonably withheld, conditioned or delayed), to the employees of the Company and its Subsidiaries and (ii) furnish as promptly as reasonably practicable such information concerning the business, properties, Contracts, assets, Liabilities, personnel and other aspects of the Company and its Subsidiaries as Parent or the Parent Representatives may reasonably request; provided that (A) none of the Company, any of its Subsidiaries or any Company Representative shall be required to provide access to or to disclose information where such access or disclosure would (x) contravene any applicable Law, Order or Contract of the Company or any of its Subsidiaries (so long as, with respect to Contracts, the Company has used reasonable best efforts to obtain the consent of relevant third parties necessary to permit such access or disclosure) or, if determined the Company in good faith after consulting with counsel, result in antitrust risk for the Company, (y) reasonably be expected to violate or result in a loss or waiver of any attorney-client, legal or work product privilege of the Company or any of its Subsidiaries (provided, that the Company or applicable Subsidiary will enter into a joint defense agreement with Parent if requested with respect to any such information) or (z) expose the Company to risk of liability for disclosure of sensitive or Personal Information; provided that in any such instance, the Company shall inform Parent of the general nature of the information being withheld and, upon Parent’s request, reasonably cooperate with Parent to provide such information, in whole or in part, to the extent and in a manner that would not result in any of the outcomes described in the foregoing clauses (x), (y) and (z), and (B) the Company shall not be required to afford access or furnish information to the extent such information relates to the applicable portions of the minutes of the meetings of the Company Board (including any presentations or other materials prepared by or for the Company Board) where the Company Board discussed (x) the Transactions or any similar transaction involving the sale of the Company, or a material portion of its assets, to, or combination of the Company with, any other Person, (y) any Acquisition Proposal or (z) any Intervening Event.

(b) Parent, Merger Sub and the Company, and each of their respective Subsidiaries and Affiliates shall, and shall cause the Parent Representatives or Company Representatives, as applicable, to keep all information received pursuant to this Section 4.2 or otherwise in connection with the Transactions (including information received prior to the Agreement Date) confidential to the extent such information would constitute Confidential Information as defined in the Confidentiality Agreement, and use such information solely in connection with the implementation of the Transactions or as otherwise permitted by the Confidentiality Agreement. Notwithstanding the foregoing, Parent, Merger Sub and the Company, and each of their respective Subsidiaries and Affiliates, and the Parent Representatives or Company Representatives, as applicable, shall be permitted to disclose all or any part of such information in the same manner and to the same extent that Confidential Information as defined in the Confidentiality Agreement is permitted to be disclosed pursuant to paragraph 5 of the Confidentiality Agreement.

Section 4.3 Company Stockholder Approval.

(a) Proxy Statement and Other SEC Filings.

(i) Promptly (and in no event not more than 45 days) following the Agreement Date, (A) the Company will prepare and file with the SEC a preliminary proxy statement (as amended or supplemented, the “Proxy Statement”) relating to the Company Stockholder Meeting and (B) Parent and Merger Sub shall provide to the Company all information concerning themselves and their Affiliates that is reasonably required to be included in the Proxy Statement and shall provide such other assistance in the preparation of the Proxy Statement as may be reasonably requested by the Company from time to time. Subject to Section 4.4, the Company shall include the Company Board Recommendation in the Proxy Statement. The Company shall provide Parent and its counsel reasonable opportunity to review and comment on the Proxy Statement (or any amendment or supplement thereto) prior to the filing thereof with the SEC and shall consider in good faith any reasonable comments or revisions made by Parent and its counsel thereon.

(ii) If the Company determines that it is required to file any document other than the Proxy Statement with the SEC in connection with the Merger pursuant to applicable Law (such document, as amended or supplemented, an “Other Required Company Filing”), then the Company shall promptly prepare and file such Other Required Company Filing with the SEC. The Company shall cause the Proxy Statement and any Other Required Company Filing to comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules of the SEC and NASDAQ. The Company shall provide Parent and its counsel reasonable opportunity to review and comment on any Other Required Company Filing (or any amendment or supplement thereto) prior to the filing thereof with the SEC and shall consider in good faith any reasonable comments or revisions made by Parent and its counsel thereon.

(iii) If Parent, Merger Sub or any of their respective Affiliates are required to file any document with the SEC in connection with the Merger or the Company Stockholder Meeting pursuant to applicable Law (an “Other Required Parent Filing”), then Parent and Merger Sub shall, and shall cause their respective Affiliates to, promptly prepare and file such Other Required Parent Filing with the SEC. Parent and Merger Sub shall cause, and shall cause their respective Affiliates to cause, any Other Required Parent Filing to comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules of the SEC. Parent and Merger Sub shall, and shall cause their Affiliates to, provide the Company and its counsel reasonable opportunity to review and comment on any Other Required Parent Filing (or any amendment or supplement thereto) prior to the filing thereof with the SEC, and shall consider in good faith any reasonable comments or revisions made by the Company and its counsel thereon.

(iv) Each of the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall furnish all information concerning it and their Affiliates, if applicable, as the other Party may reasonably request in connection with the preparation and filing with the SEC of the Proxy Statement and any Other Required Company Filing or any Other Required Parent Filing. If at any time prior to the Company Stockholder Meeting any information relating to the Company, Parent, Merger Sub or any of their respective Affiliates should be discovered by the Company, on the one hand, or Parent or Merger Sub, on the other hand, that should (in the good faith judgment of the Company, on the one hand, or Parent or Merger Sub, on the other hand) be set forth in an amendment or supplement to the Proxy Statement, any Other Required Company Filing or any Other Required Parent Filing, as the case may be, so that such filing would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then the Party that discovers such information will promptly notify the other, and an appropriate amendment or supplement to such filing describing such information will be promptly prepared and filed with the SEC by the appropriate Party and, to the extent required by applicable Law or the SEC or its staff, disseminated to the Company Stockholders. Notwithstanding anything to the contrary in this Section 4.3, except in connection with a Change of Board Recommendation in accordance with Section 4.4, or as required by applicable Law (as determined in good faith by the Company Board after consulting with, and taking into account the advice of, outside legal counsel), no amendment or supplement to the Proxy Statement or to an Other Required Company Filing shall be made by the Company without the approval of Parent, which approval will not be unreasonably withheld, conditioned or delayed.

(v) The Company and its Subsidiaries, on the one hand, and Parent, Merger Sub and their respective Affiliates, on the other hand, may not communicate in writing with the SEC or its staff with respect to the Proxy Statement, any Other Required Company Filing or any Other Required Parent Filing, as the case may be, without providing the other, a reasonable opportunity to review and comment on such written communication and shall consider in good faith any reasonable comments or revisions made by such reviewing Party and its counsel.

(vi) The Company, on the one hand, and Parent and Merger Sub, on the other hand, will advise the other, promptly after such Party receives notice thereof, of (A) any receipt of a request by the SEC or its staff for any amendment or revisions to the Proxy Statement, any Other Required Company Filing or any Other Required Parent Filing, as the case may be, (B) any receipt of comments from the SEC or its staff on the Proxy Statement, any Other Required Company Filing or any Other Required Parent Filing, as the case may be, or (C) any receipt of a request by the SEC or its staff for additional information in connection therewith.

(vii) Subject to applicable Law, the Company will cause the Proxy Statement to be disseminated to the Company Stockholders no later than the second Business Day following the filing thereof with the SEC and confirmation from the SEC that it will not review, or that it has completed its review of, the Proxy Statement, which confirmation will be deemed to occur if the SEC has not notified the Company prior to the end of the 10th calendar day after filing the preliminary Proxy Statement that the SEC will or will not be reviewing the Proxy Statement.

(b) Company Stockholder Meeting.

(i) The Company, acting through the Company Board (or a duly authorized committee thereof), shall promptly following receipt of confirmation from the SEC that it will not review, or that it has completed its review of, the Proxy Statement (which confirmation will be deemed to occur if the SEC has not affirmatively notified the Company prior to the end of the 10th calendar day after filing the preliminary Proxy Statement that the SEC will or will not be reviewing the Proxy Statement), take all action required under the DGCL, the Company Organization Documents and the applicable requirements of the NASDAQ necessary to establish a record date for, duly call, give notice of, convene and hold a meeting of the Company Stockholders for the purpose of voting upon the adoption of this Agreement in accordance with the DGCL (including any adjournment or postponement thereof, the “Company Stockholder Meeting”), with such record date being selected after reasonable consultation with Parent and such meeting date being held no later than 30 days after the dissemination of the Proxy Statement to the Company Stockholders in accordance with Section 4.3(a)(vii) (or if such day is not a Business Day, the next succeeding Business Day). Once established, the Company shall not change the record date or the meeting date for the Company Stockholder Meeting without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed) or as expressly required by applicable Law. Notwithstanding anything to the contrary in this Agreement, nothing will prevent the Company, after consultation with Parent, from postponing or adjourning the Company Stockholder Meeting if (A) there are holders of insufficient Shares present or represented by proxy at the Company Stockholder Meeting to constitute a quorum at the Company Stockholder Meeting, (B) the Company Board has determined in good faith after consultation with, and taking into account the advice of, its outside legal counsel that it is required to postpone or adjourn the Company Stockholder Meeting by applicable Law, Order or a request from the SEC or its staff, (C) if requested by Parent, to allow reasonable additional time to solicit additional proxies to obtain the Company Stockholder Approval or (D) any information relating to the Company, Parent or any of their respective Affiliates, officers or directors has been discovered by the Company or Parent, and the Company Board has determined in good faith after consultation with, and taking into account the advice of, its outside legal counsel that such information is required under applicable Law to be set forth in an amendment or supplement to the Proxy Statement, such that the Proxy Statement shall not contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances in which they were made, not false or misleading, in order to correct such information and file an appropriate amendment or supplement describing such information with the SEC; provided, that, without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), the Company Stockholder Meeting will not be postponed or adjourned (x) by more than 10 days or (y) with respect to the foregoing clause (C), by more than 30 days after the date on which the Company Stockholder Meeting was (or was required to be) originally scheduled.

(ii) The Company shall solicit from the Company Stockholders proxies in favor of the adoption of this Agreement in accordance with the DGCL and, unless the Company Board has effected a Change of Board Recommendation in accordance with Section 4.4, the Company shall use its reasonable best efforts to secure the Company Stockholder Approval at the Company Stockholder Meeting. Unless this Agreement is earlier terminated pursuant to Article VI, the Company shall take all action required under the DGCL, the Company Organization Documents and the applicable requirements of the NASDAQ necessary to establish a record date for, duly call, give notice of, convene and hold the Company Stockholder Meeting for the purpose of voting upon the adoption of this Agreement in accordance with the DGCL, whether or not the Company Board at any time subsequent to the Agreement Date shall have effected a Change of Board Recommendation or otherwise shall have determined that this Agreement is no longer advisable.

Section 4.4 No Solicitation of Transactions.

(a) Immediately after the Agreement Date, subject to the other provisions of this Section 4.4, the Company shall, and shall cause its Subsidiaries and its and their respective directors, officers and employees, and shall instruct and use reasonable best efforts to cause its other Company Representatives to, cease and cause to be terminated any discussions or negotiations with any Person that may be ongoing with respect to an Acquisition Proposal, and shall immediately terminate “data room”

access to such Persons. The Company shall promptly (and in any event within two Business Days of the Agreement Date) deliver a written notice to each such Person to the effect that the Company is ending all such solicitations, communications, activities, discussions or negotiations with such Person, effective on the Agreement Date, which written notice shall also instruct each Person to promptly return or destroy all non-public information previously furnished to such Person or any Company Representatives by or on behalf of the Company or any of its Subsidiaries. Without limiting the foregoing, it is agreed that any violation or breach of the restrictions or obligations set forth in this Section 4.4 by any Subsidiary of the Company or any Company Representative of the Company or any of its Subsidiaries acting on behalf of or at the direction of the Company or any of its Subsidiaries shall be deemed to be a breach of Section 4.4 by the Company.

(b) Except as permitted by this Section 4.4, the Company agrees that it shall not, and shall cause its Subsidiaries and its and their respective directors, officers and employees not to, and the Company shall not authorize or instruct any Company Representatives to, and shall use its reasonable best efforts to cause any other Company Representative not to, directly or indirectly:

(i) initiate, solicit or knowingly facilitate or encourage the making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or otherwise knowingly assist or participate in the making, submission or announcement of any Acquisition Proposal;

(ii) engage in, participate or continue discussions or negotiations with any Person with respect to an Acquisition Proposal or Acquisition Inquiry (it being understood that the foregoing shall not prohibit the Company or the Company Representatives from making such Person aware of the restrictions of this Section 4.4 in response to the receipt of an Acquisition Proposal or Acquisition Inquiry or clarifying the terms of any such Acquisition Proposal or Acquisition Inquiry);

(iii) enter into any merger agreement, letter of intent, term sheet, agreement in principle, memorandum of understanding, share purchase agreement, asset purchase agreement, share exchange agreement or other similar agreement constituting or relating to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement) (an “Alternative Acquisition Agreement”) or enter into any Contract or agreement requiring the Company to abandon, terminate or fail to consummate the Transactions;

(iv) terminate, waive, amend or modify any provision of, or grant permission under, any confidentiality agreement to which the Company or any of its Subsidiaries is a party and that contains a “standstill” provision;

(v) furnish to any Person (other than to Parent, Merger Sub or any designees of Parent or Merger Sub) any non-public information relating to the Company or any of its Subsidiaries or afford to any Person access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries (other than Parent, Merger Sub or any designees of Parent or Merger Sub), in any such case with the intent to induce the making, submission or announcement of, or to knowingly encourage, facilitate or assist, any Acquisition Proposal or Acquisition Inquiry;

(vi) take any action to make the provisions of any Takeover Law, or any restrictive provision of the Company Organization Documents inapplicable to any Acquisition Proposal or Person making an Acquisition Proposal; or

(vii) resolve or agree to take any of the foregoing actions.

(c) Notwithstanding anything in this Agreement to the contrary, at any time following the Agreement Date and prior to obtaining the Company Stockholder Approval, in response to a written Acquisition Proposal that did not result from a breach of the terms of this Section 4.4 (a “Qualifying Acquisition Proposal”) that the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel) that (i) such Qualifying Acquisition Proposal constitutes, or would reasonably be expected to lead to or result in, a Superior Proposal and (ii) the failure to take the actions set forth in clauses (x) and (y) below with respect to such Qualifying Acquisition Proposal would be inconsistent with its fiduciary duties to the Company’s stockholders under applicable Law, the Company and the Company Representatives shall be permitted to (x) furnish to the Person that has made the Qualifying Acquisition Proposal (and such Person’s representatives) information relating to the Company and its Subsidiaries and/or afford access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries, in each case pursuant to an Acceptable Confidentiality Agreement and (y) engage or participate in discussions or negotiations with the Person (or such Person’s representatives) that has made the Qualifying Acquisition Proposal.

(d) The Company shall promptly (and in any event within 48 hours) (i) provide Parent written notice of the receipt by the Company of any Acquisition Inquiries or Acquisition Proposals and the identity of the party making such inquiry or proposal (provided that the Company shall not be required to disclose the identity of the Person making such Acquisition Proposal if such disclosure is prohibited by the terms of a confidentiality agreement with such Person that is in effect on the Agreement Date), (ii) disclose to Parent the material terms of any such Acquisition Proposal, including a copy of all documents and communications received in connection therewith (including, for the avoidance of doubt, any form of agreement, letter of intent or agreement in principle in respect of the Acquisition Proposal) and (iii) provide or make available to Parent copies of all material written information concerning the Company or any of its Subsidiaries provided or made available by the Company, its Subsidiaries or any Company Representative to such Person to the extent such written information was not previously provided or made available to Parent. The Company will keep Parent reasonably informed in all material respects of any material developments with respect to any such Acquisition Inquiry or Acquisition Proposal (and any subsequent amendments or modifications thereto), in each case, as soon as is reasonably practicable and in any event within 24 hours of receipt, provision or occurrence thereof. The Company shall, as soon as is reasonably practicable and in any event within 24 hours following a determination by the Company Board that an Acquisition Proposal is a Superior Proposal, notify Parent of such determination.

(e) Except as permitted by Section 4.4(f) and 4.4(g), prior to obtaining the Company Stockholder Approval, the Company Board (or any committee thereof) shall not (i) (1) withdraw, change, amend, modify or qualify or publicly propose to withdraw, change, amend, modify or qualify, in a manner adverse to Parent or Merger Sub, the Company Board Recommendation, (2) fail to include the Company Board Recommendation in the Proxy Statement, (3) recommend the approval or adoption of, or approve or adopt, or publicly propose to recommend, approve or adopt, any Acquisition Proposal or (4) fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against any Acquisition Proposal subject to Regulation 14D under the Exchange Act within ten Business Days after commencement of such Acquisition Proposal (actions prohibited by this clause (i) being referred to as a “Change of Board Recommendation”) or (ii) approve, recommend, authorize, cause, permit, resolve to allow, or publicly announce an intention to approve or recommend that, the Company or any of its Subsidiaries to enter into any Alternative Acquisition Agreement.

(f) Notwithstanding anything in this Agreement to the contrary, the Company Board may, prior to obtaining the Company Stockholder Approval, (x) effect a Change of Board Recommendation and/or (y) validly terminate this Agreement pursuant to Section 6.1(e), if (i) the Company receives a Qualifying Acquisition Proposal that the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel) is a Superior Proposal and (ii) the Company Board determines in good faith (after consultation with its outside legal counsel) that its failure to effect a Change of Board Recommendation or terminate this Agreement pursuant to Section 6.1(e) would be inconsistent with its fiduciary duties to the Company Stockholders under applicable Law; provided that the Company Board may not effect a Change of Board Recommendation pursuant to the foregoing clause (x) or terminate this Agreement pursuant to the foregoing clause (y) unless:

(i) the Company has complied with this Section 4.4 with respect to such Qualifying Acquisition Proposal, other than de minimis breaches;

(ii) the Company shall have provided prior written notice to Parent, at least three Business Days in advance (the “Superior Proposal Notice Period”), of its intention to effect such a Change of Board Recommendation (which notice itself shall not constitute a Change of Board Recommendation) or validly terminate this Agreement to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal, which notice shall specify the material terms and conditions of such Superior Proposal and the identity of the Person or group making such Superior Proposal, and shall have contemporaneously provided a copy of the relevant proposed definitive transaction agreements with the Person making such Superior Proposal;

(iii) if requested by Parent, the Company shall have negotiated with, and shall have caused the Company Representatives to negotiate with, Parent in good faith during the Superior Proposal Notice Period in order to enable Parent to revise the terms of this Agreement in such a manner that would eliminate the need for taking such action (and in respect of a Superior Proposal, would cause such Superior Proposal to no longer constitute a Superior Proposal);

(iv) following the Company’s and the Company Representative’s negotiation in good faith with Parent during the Superior Proposal Notice Period and after considering the results of such negotiations and giving effect to any proposals, amendment or modifications made or agreed to by Parent, if any, the Company Board (after consultation with its financial advisor and outside legal counsel) shall have determined in good faith, that such Superior Proposal continues to constitute a Superior Proposal (it being understood and agreed that any change to the financial or other material terms of an Acquisition Proposal that was previously the subject of a notice hereunder shall require a new notice to Parent as provided above, but with respect to any such subsequent notices the Superior Proposal Notice Period shall be deemed to be two Business Days rather than three Business Days); and

(v) in the event of any termination of this Agreement in order to cause or permit the Company or any of its Subsidiaries to enter into an Alternative Acquisition Agreement with respect to such Acquisition Proposal, the Company will have validly terminated (or shall concurrently terminate) this Agreement in accordance with Section 6.1(e), including paying the Company Termination Fee in accordance with Section 6.3(a)(i).

(g) Notwithstanding anything in this Agreement to the contrary, prior to obtaining the Company Stockholder Approval, the Company Board may effect a Change of Board Recommendation if an Intervening Event occurs and the Company Board determines in good faith (after consultation with its outside legal counsel) that its failure to effect a Change of Board Recommendation would be inconsistent with its fiduciary duties to the Company Stockholders under applicable Law; provided that the Company Board may not effect such Change of Board Recommendation unless:

(i) the Company shall have provided prior written notice to Parent at least three Business Days in advance (the “Intervening Event Notice Period”) of its intention to effect such a Change of Board Recommendation (which notice itself shall not constitute a Change of Board Recommendation), which notice shall specify the details of such Intervening Event and the basis upon which the Company Board intends to effect a Change of Board Recommendation;

(ii) if requested by Parent, the Company shall have negotiated with, and shall have caused the Company Representatives to negotiate with, Parent in good faith during the Intervening Event Notice Period in order to enable Parent to revise the terms of this Agreement so that the failure to make such a Change of Board Recommendation would no longer be inconsistent with the directors’ exercise of their fiduciary duties to the Company’s stockholder under applicable Law; and

(iii) following the Company’s and the Company Representative’s negotiation in good faith with Parent during the Intervening Event Notice Period and after considering the results of such negotiations and giving effect to any proposals, amendment or modifications made or agreed to by Parent, if any, the Company Board (after consultation with its financial advisor and outside legal counsel) shall have determined in good faith, that the failure to make such a Change of Board Recommendation would no longer be inconsistent with the director’s exercise of their fiduciary duties to the Company’s stockholder under applicable Law (it being understood and agreed that any material changes to the circumstances surrounding the Intervening Event that was previously the subject of a notice hereunder shall require a new notice to Parent as provided above, but with respect to any such subsequent notices the Intervening Event Notice Period shall be deemed to be two Business Days rather than three Business Days);

(h) Nothing contained in this Agreement shall prohibit the Company Board from taking and disclosing to the Company Stockholders a position contemplated by Rule 14e-2(a), Rule 14d-9, Item 1012 of Regulation M-A or otherwise complying with Rule 14d-9 or Item 1012 under the Exchange Act or from making any disclosure to the Company Stockholders if the Company Board determines in good faith (after consultation with its outside legal counsel) that its failure to do so would be inconsistent with applicable Law. In addition, none of the following shall be deemed to be a Change of Board Recommendation: (i) a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act (provided that the Company expressly reaffirms the Company Board Recommendation in such communication), (ii) any statement that includes an express rejection of any applicable Acquisition Proposal or an express reaffirmation of the Company Board Recommendation and/or (iii) a factually accurate public statement that describes the Company’s receipt or review of an Acquisition Proposal, the terms thereof and the identity of the Person making such Acquisition Proposal and the operation of this Agreement with respect thereto. In addition, nothing contained in this Agreement shall prohibit the Company from making any other disclosure to the Company Stockholders if the Company Board determines in good faith, after consultation with outside counsel, that is required by applicable Law. Notwithstanding anything to the contrary in the foregoing, nothing in this Section 4.4(h) shall permit the Company Board to make a Change of Board Recommendation except to the extent otherwise permitted in this Section 4.4.

(i) No Change of Board Recommendation shall change the approval of the Company Board for purposes of causing any Takeover Law to be applicable to the Transactions. Notwithstanding anything to the contrary in the foregoing, any action that may be taken by, and all obligations and duties of, the Company Board under this Section 4.4 may also be taken by and shall bind a duly constituted committee thereof.

Section 4.5 Appropriate Action; Consents; Filings.

(a) Prior to the Effective Time, the Company shall use its reasonable best efforts to promptly obtain any Consents of third parties with respect to any Company Material Contracts, as may be necessary or appropriate for the consummation of the Transactions or required by the terms of any such Company Material Contract as a result of the execution, performance or consummation of the Transactions, in each case to the extent reasonably requested in writing by Parent. In the event that such third party Consent described in this Section 4.5(a) shall not be obtained, the Company and Parent shall determine reasonably and jointly whether to take any further actions with respect to such Company Material Contracts; provided that without its consent (such consent to be given or withheld in its sole discretion), the Company shall not be required to pay any amount or change Contract terms or its business practices in order to obtain any such Consent.

(b) Subject to Section 4.5(c) and the other terms and conditions of this Agreement, the Company and Parent agree, and Parent and the Company each agree to cause its Subsidiaries to use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate and make effective the Transactions and to use their respective reasonable best efforts to cause the conditions to each Party’s obligation to consummate the Transactions as set forth in Section 5.1 to be satisfied as promptly as practicable (but in no event later than the Outside Date), including taking all actions necessary (i) to obtain all Governmental Authorizations required for the consummation of the Merger, (ii) to effect all such necessary registrations and filings with the Governmental Authorities in order to consummate and make effective the Merger and the other Transactions, (iii) to comply with all requirements under applicable Law that may be imposed on it with respect to this Agreement and the Merger and (iv) to avoid a Proceeding by any Governmental Authority with respect to this Agreement or the Transactions or to defend or contest any Proceedings, whether judicial or administrative, brought under, pursuant to or relating to any regulatory Law challenging this Agreement or the consummation of the Transactions. The Parties shall cooperate fully with each other to the extent necessary in connection with the foregoing.

(c) In connection with the efforts referenced in Section 4.5(b) and without limiting the generality of the undertaking pursuant thereto, Parent and the Company shall promptly make all filings that may be required for the satisfaction of the condition set forth in Section 5.1(c) by each of them in connection with the consummation of the Transactions, which, in any event, shall be made within 10 Business Days following the Agreement Date with respect to the initial filings required under the HSR Act (unless a later date is agreed to in writing by both Parent and the Company). In addition, Parent and the Company agree, and shall each cause each of its Subsidiaries, to cooperate and to use their reasonable best efforts and take all actions necessary to obtain any Governmental Authorizations required for the consummation of the Merger as contemplated by Section 4.5(b) above as promptly as possible, including to make all other necessary filings, notifications or registrations within 15 Business Days of the Agreement Date, to obtain all Governmental Authorizations, to respond as promptly as practicable to any requests for information from any Governmental Authority and otherwise comply with any inquiry or request from any Governmental Authority as promptly as practicable (and in each case any such information shall be in substantial compliance with the requirements of the HSR Act or other applicable Antitrust Laws) and to contest and resist any action, including any legislative, administrative or judicial action and to have vacated, lifted, reversed or overturned any Order (whether temporary, preliminary or permanent) (an “Antitrust Order”) that restricts, prevents or prohibits the consummation of the Merger or any other transaction contemplated by this Agreement under any Antitrust Law. Each Party shall furnish to the other such necessary information and assistance as the other Party may reasonably request in connection with the preparation of any necessary filings or submissions by it to any Governmental Authority. Neither Party shall give Consent to any voluntary extension of any statutory deadline or withdraw its notification and report form pursuant to the HSR Act or any other filing made pursuant to any Antitrust Law or other regulatory Law unless the other Party has given its prior written Consent to such extension or delay (which shall not be unreasonably withheld, conditioned or delayed). Parent agrees that neither it, nor any of its Affiliates, will file a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated by the Snapfish Transaction Agreement until the first day following the date on which the condition set forth in Section 5.1(c) is satisfied.

(d) The Company shall use its reasonable best efforts to cooperate with Parent and its applicable Affiliates on all antitrust questions prior to the Closing, including by (i) cooperating with outside antitrust counsel for Parent and its applicable Affiliates, (ii) using reasonable best efforts to honor requests by Parent and its applicable Affiliates to provide the production of materials and access to employees of the Company and its Subsidiaries for interviews and attendance at meetings with the antitrust agencies and (iii) responding on a timely basis to all requests by the antitrust agencies for the production of materials, interviews, and interrogatories prior to the Closing.

(e) Parent and the Company will consult and cooperate with one another, and consider in good faith the views of one another, in connection with, and provide to the other in advance (to the extent legally permissible), any analyses, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party in connection with Proceedings under or relating to any Antitrust Laws. Without limiting the generality of the foregoing, in connection with this Agreement and the Transactions, the Parties agree to (i) give each other reasonable advance notice of all meetings with any Governmental Authority relating to any Antitrust Laws, (ii) give each other an opportunity to participate in each of such meetings, (iii) give each other reasonable advance notice of all substantive oral communications with any Governmental Authority relating to any Antitrust Laws, (iv) if any Governmental Authority initiates a substantive oral communication regarding any Antitrust Laws, to promptly notify the other Party of the substance of such communication, (v) provide each other with a reasonable advance opportunity to review and comment upon all written communications (including any analyses, presentations, memoranda, briefs, arguments, opinions and proposals) with a Governmental Authority regarding any Antitrust Laws and (vi) provide each other with copies of all written communications from any Governmental Authority relating to any Antitrust Laws. Any disclosures or provision of copies by one Party to the other may be made on an outside counsel basis, if appropriate. Except as prohibited or restricted by applicable Law, each Party or its attorneys shall provide the other Party or its attorneys the opportunity to make copies of all correspondence, filings or communications (or memoranda setting forth the substance thereof) between such Party or its representatives, on the one hand, and any Governmental Authority, on the other hand, with respect to this Agreement or the Transactions.

(f) Each of Parent and the Company shall notify and keep the other advised as to (i) any material communication from any Governmental Authority regarding any of the Transactions and (ii) any litigation or administrative Proceeding pending and known to such Party, or to its knowledge threatened, that challenges, or would challenge, the Transactions. The Company and Parent shall not take any action inconsistent with their obligations under this Agreement.

(g) If any objections are asserted with respect to the Transactions under any Antitrust Law or if any suit is instituted or threatened by any Governmental Authority or any private party challenging any of the Transactions as violating any Antitrust Law or if a filing pursuant to Section 4.5(b) is reasonably likely to be rejected or conditioned by a Governmental Authority, then each of the Parties shall use its reasonable best efforts to resolve such objections or challenges as such Governmental Authority or other Person may have to such transactions so as to permit consummation of the Transactions as soon as practicable and in any event prior to the Outside Date. Without limiting the generality of the foregoing, Parent shall, and shall cause each of its Subsidiaries to, use its and their reasonable best efforts, and promptly take any and all steps necessary, to avoid or eliminate any concerns on the part of, or to satisfy any conditions imposed by, any Governmental Authority under any Antitrust Law or any other Person so as to enable the Parties to consummate the Transactions as promptly as practicable, and in any event prior to the Outside Date, including (i) proposing, negotiating, offering to commit and effect (and if such offer is accepted, committing to and effecting), by consent decree, hold separate order or otherwise, the sale, divestiture, license or disposition of such assets or businesses of Parent or its Subsidiaries and Affiliates, now owned or hereafter sought to be acquired, (ii) terminating or amending any existing relationships and contractual rights and obligations and (iii) otherwise offering to take or offering to commit to take any action which it is capable of taking, and if the offer is accepted, taking or committing to take, such actions as are necessary, whether or not such actions limit or modify Parent’s rights of ownership in, or ability to conduct the business of, one or more of its operations, divisions, businesses, product lines, customers or assets, including, after the Closing, the business of the Company, in each case as if it is determined that such action is necessary in order to obtain all Governmental Authorizations necessary to satisfy the conditions set forth in Section 5.1(b) and Section 5.1(c) prior to the Outside Date and/or to avoid the entry of, or to effect the dissolution of, any Antitrust Order which would have the effect of preventing or delaying the consummation of the Merger and the other Transactions beyond the Outside Date. In connection therewith, Parent shall take any and all actions necessary in order to ensure that (x) no requirement for a Consent of the Federal Trade Commission, the Antitrust Division of the Department of Justice, any State Attorney General or other Governmental Authority, (y) no Order (whether temporary, preliminary or permanent) in any suit or Proceeding and (z) no other matter relating to any Antitrust Law, would preclude consummation of the Merger prior to the Outside Date. In furtherance of the foregoing, Parent shall (A) keep the Company informed of all matters, discussions and activities relating to any of the matters contemplated by this Section 4.5(g), (B) provide the Company with a reasonable advance opportunity to review and comment upon (which reasonable comments Parent shall consider in good faith) the content of, any filings with or presentations or submissions to any Governmental Authority relating to this Agreement or the transaction contemplated hereby, and give the Company the opportunity to participate in the strategic planning for any meetings with, and the negotiations with, Governmental Authorities relating to this Agreement or the Transactions. Notwithstanding anything in the foregoing to the contrary, except as otherwise set forth in Section 4.5(g) of the Company Disclosure Letter, in no event shall (A) the Company or any of its Subsidiaries be required or expected to pay any amount or incur additional costs or expenses in order to obtain any such Governmental consent or (B) any Party be obligated to undertake or agree to undertake any sale, divestiture, disposition or other remedial measure pursuant to this Section 4.5(g) that (I) is not contingent on the consummation of the Merger or (II) that would, individually or in the aggregate, reasonably expected to be materially detrimental to the benefits to be derived by Parent as a result of the Merger.

(h) During the Pre-Closing Period, except as required by this Agreement, Parent and its Affiliates shall not, without the prior written consent of the Company, engage in any action or enter into any transaction or permit any action to be taken or transaction to be entered into by Parent or any of its Affiliates, that would reasonably be expected to have a Parent Material Adverse Effect. Without limiting the generality of the foregoing, none of Parent, its Subsidiaries and their respective Affiliates shall, and shall not cause any Person to, enter into or consummate any transaction, agreement, arrangement, or acquisition of any ownership interest or assets of any Person, the effect of which would reasonably be expected to impair, materially delay or prevent any required approvals, or expiration of the waiting period, under the HSR Act, or require any approvals or filings under any other Antitrust Laws.

(i) No action by the Company taken in compliance with Section 4.4 will be considered a violation of this Section  4.5.

Section 4.6 Public Announcements. Parent and the Company will consult with each other and provide each other the opportunity to review and comment upon any press release or public announcement relating to this Agreement or the Transactions, and shall not, and shall not permit their Affiliates to, issue any such press release or public announcement without the prior written consent of the other Party (which shall not be unreasonably withheld, conditioned or delayed) except where such disclosure is required by applicable Law, by obligations pursuant to any listing agreement with any national securities exchange or as may be requested by a Governmental Authority, as determined in good faith by the Party making such public announcement or issuing such press release. The Company, Parent and Merger Sub agree that the initial press release announcing the Transactions and the execution and delivery of this Agreement shall be a joint press release in the form heretofore agreed to by the Company and Parent. Notwithstanding the foregoing provisions of this Section 4.6, (i) each of the Parties and their Affiliates may issue press releases or public announcements concerning the Transactions that are consistent with previous press releases or public announcements made by Parent or the Company in compliance with this Section 4.6, (ii) each of the Parties, their Affiliates, the Company Representatives and the Parent Representatives may make public statements in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are consistent with previous press releases, public disclosures or public statements made by Parent or the Company in compliance with this Section 4.6 and do not reveal material, non-public information regarding the other parties, the Merger or the other Transactions, (iii) the restrictions set forth in this Section 4.6 shall not apply to any press release or public announcement issued or proposed to be issued in connection with, or in response to, an Acquisition Proposal, Intervening Event, Superior Proposal or a Change of Board Recommendation that does not violate Section 4.4, (iv) each of the Parties and their Affiliates may issue press releases or public announcements concerning the Transactions in connection with a dispute between the Parties regarding this Agreement or the Transactions and (v) Parent, Merger Sub and their respective Affiliates, without consulting with the Company, may provide ordinary course communications regarding this Agreement and the Transactions to existing or prospective general and limited partners, equity holders, members, managers and investors of any Affiliates of such Person, in each case, who are subject to customary confidentiality restrictions.

Section 4.7 Employee Benefit Matters.

(a) With respect to any “employee benefit plan” as defined in Section 3(3) of ERISA maintained by Parent or any of its Subsidiaries in which any director, officer or employee of the Company or any of its Subsidiaries (the “Company Employees”) will participate effective as of or after the Effective Time (collectively, “New Plans”), subject to applicable Law and applicable Tax qualification requirements, Parent shall, or shall cause the Surviving Corporation to, recognize all service of the Company Employees with the Company or any of its Subsidiaries that is reflected in the books and records of the Company, as the case may be, for vesting, eligibility and level of benefits purposes (but not for accrual purposes, except for vacation and severance) in any New Plan in which such Company Employees will be eligible to participate after the Effective Time, in each case except to the extent that recognizing such service would result in a duplication of benefits. To the extent any Company Employee participates in a New Plan that is a welfare plan or arrangement of Parent or any of its Subsidiaries following the Closing Date (a “Parent Welfare Plan”), Parent and any of its Subsidiaries will, to the extent permitted by applicable Law and any insurer or service provider under the applicable Parent Welfare Plan, cause all (i) pre-existing condition limitations which otherwise would be applicable to such Company Employee and his or her covered dependents to be waived to the extent satisfied under a Company Benefit Plan comparable to such Parent Welfare Plan immediately prior to the Closing Date or, if later, immediately prior to such Company Employee’s commencement of participation in such Parent Welfare Plan, (ii) participation waiting periods under each Parent Welfare Plan that would otherwise be applicable to such Company Employee to be waived to the same extent waived or satisfied under the Company Benefit Plan comparable to such Parent Welfare Plan immediately prior to the Closing Date or, if later, immediately prior to such Company Employee’s commencement of participation in such Parent Welfare Plan and (iii) co-payments and deductibles paid by Company Employees in the plan year in which the Effective Time occurs to be credited for purposes of satisfying any applicable deductible or out of pocket requirement under any such Parent Welfare Plan.

(b) For any Company Employee that remains an employee of the Company or the Surviving Corporation, or any of their respective Subsidiaries or Affiliates, following the Effective Time (each, a “Continuing Employee”):

(i) Parent shall, and shall cause the Surviving Corporation to, for a period of 12 months following the Effective Time, provide for (i) base salary or base hourly wage, if applicable, that is no less favorable than that provided to each such Continuing Employee immediately prior to the Effective Time, (ii) cash incentive compensation opportunities including with respect to individual target bonus levels (but excluding, equity-based awards, or any change in control or retention bonuses) no less favorable than to those provided to each such Continuing Employee immediately prior to the Effective Time, (iii) employee benefits (other than equity-based awards, change in control or retention bonuses, and defined benefit or non-qualified arrangements) that are no less favorable in the aggregate, to the employee benefits provided to each such Continuing Employee immediately prior to the Effective Time and (iv) upon a termination without Cause of a Continuing Employee, severance benefits that are no less favorable in the aggregate to the benefits that would have been provided to each such Continuing Employee under the applicable Company severance benefit plans or individual agreements as in effect immediately prior to the Effective Time or otherwise pursuant to the Company’s customary severance practices as described in Section 4.7(b) of the Company Disclosure Letter. Without limiting the foregoing clause (iv), at all times after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, provide each Continuing Employee who experiences a termination of employment and who would receive severance or acceleration benefits under his or her Contracts with the Company that are disclosed in Section 4.7(b)(i) of the Company Disclosure Letter to receive severance and acceleration benefits no less favorable than those set forth in such Contracts.

(ii) From and after the Effective Time, Parent shall or shall cause the Surviving Corporation to assume, honor and continue the Company Benefit Plans in accordance with their terms, as in effect as of immediately prior to the Effective Time. Furthermore, Parent acknowledges that, as of the Effective Time, a “change in control” (or “change of control” or similar defined term, as applicable) shall have occurred for purposes of each Company Benefit Plan in which such definition appears. Nothing in this Section shall limit the ability of Parent or the Surviving Corporation, as applicable, to amend, modify or terminate any Company Benefit Plan in accordance with its terms, as in effect as of immediately prior to the Effective Time.

(iii) With respect to accrued but unused personal, sick or vacation time to which any Continuing Employee is entitled pursuant to the personal, sick or vacation policies applicable to such Continuing Employee immediately prior to the Effective Time, Parent shall, or shall cause the Surviving Corporation to, as applicable (and without duplication of benefits), assume the liability for such accrued personal, sick or vacation time and allow such Continuing Employee to use such accrued personal, sick or vacation time in accordance with the practice and policies of Parent or the Surviving Corporation, as they may be amended from time to time.

(c) Each Continuing Employee who participates in the Company’s Performance Bonus Plan (the “Bonus Plan”) for 2019 and who remains employed with the Company through the payment date for 2019 bonuses under the Bonus Plan shall be entitled to a bonus in respect of 2019 based on actual performance as set forth in the Bonus Plan; provided, that (the minimum funding and payout of the Bonus Plan will be no less than 50% of the target bonus for all employees of the Company or its Subsidiaries below the senior vice president level (after application of individual and corporate metrics). Bonus amounts (the “Company 2019 Incentive Payments”) shall be paid in the ordinary course of the Company’s business, in accordance with the terms of the Bonus Plan as in effect on the Closing Date. In the event of the termination without Cause of a Continuing Employee, prior to full payment of his or her Company 2019 Incentive Payment, to the extent it would have been earned had such employee remained employed through the date required under the Bonus Plan in order to receive such Company 2019 Incentive Payment, Parent shall cause the remaining Company 2019 Incentive Payments to be paid in full at the same time as the Company 2019 Incentive Payments are paid to active Continuing Employees.

(d) The Company and Parent or any Subsidiary of Parent shall use reasonable best efforts and take any action reasonably necessary to mitigate and/or minimize the impact of the tax consequences of Section 280G of the Code (including as a result of the Transactions under all employment, severance and termination agreements, other compensation arrangements and Company Benefit Plans) on any individual that is regarded as a “disqualified individual” (as such term is defined in proposed Treasury Regulation Section 1.280G-1). Notwithstanding the foregoing, the Company shall not take any action pursuant to this Section 4.7(d) to mitigate and/or minimize the impact of the tax consequences of Section 280G of the Code on any individual that is regarded as a “disqualified individual” without the written consent of Parent (which consent shall not be unreasonably withheld or delayed).

(e) The Company may (i) provide an aggregate sum in an amount not to exceed the amount set forth in Section 4.7(e) of the Company Disclosure Letter to be paid, in cash, at or following the Effective Time as retention or transaction bonuses to certain Continuing Employees, as determined by the Company prior to the Effective Time with the written consent of Parent (which consent shall not be unreasonably withheld or delayed) and, if not paid by the Company prior to the Effective Time, the Surviving Corporation will make such payments no later than the date set forth in Section 4.7(e) of the Company Disclosure Letter.

(f) Prior to the Effective Time, the Company shall take such actions as Parent may reasonably request so as to enable the Surviving Corporation to effect such actions relating to the 401(k) plan of the Company (the “401(k) Plan”) and any Company Benefit Plan that is subject to Section 409A of the Code as Parent may deem necessary or appropriate, including amending and/or terminating the 401(k) Plan or any such other plan prior to the Effective Time, subject to the terms of the 401(k) Plan or any such other plan and applicable Law and provided that such action does not preclude the immediate participation of the Company Employees in any successor 401(k) plan or other replacement plan.

(g) This Section 4.7 shall be binding upon and inure solely to the benefit of each of the Parties to this Agreement, and nothing in this Section 4.7, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 4.7. Nothing contained herein shall (i) be treated as an amendment of any particular Company Benefit Plan, (ii) give any third party any right to enforce the provisions of this Section 4.7 or (iii) require Parent or any of its Affiliates to retain the employment or services of any particular Company Employee, contractor or consultant.

(h) Following the Agreement Date, each of Parent and the Company (and their respective Affiliates) will use commercially reasonable efforts in all matters necessary to effect the transactions contemplated by this Section 4.7 and the requirements of any applicable Law and will provide, and will cause each of their respective representatives, including legal, human resources and regulatory compliance personnel, to provide, all cooperation reasonably requested by the other Party in that regard.

Section 4.8 Indemnification of Directors and Officers.

(a) For a period of six years from and after the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, indemnify and hold harmless each of the Company’s and its Subsidiaries’ respective present or former directors and officers (in each case, solely to the extent acting in such capacity) (each an “Indemnified Person,” and collectively, the “Indemnified Persons”) against all reasonable and documented costs and expenses (including reasonable and documented legal fees and expenses), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any pending or threatened Proceeding (whether arising before or after the Effective Time), whether civil, criminal, administrative or investigative, arising out of or relating to any action or omission in their capacity as an officer, director, employee, fiduciary (including with respect to an employee benefit plan) occurring on or prior to the Effective Time, or relating to this Agreement and the Transactions, in each case to the fullest extent that the Company would have been permitted under applicable Law or pursuant to any indemnification agreements with the Company and any of its Subsidiaries in effect as of the Effective Time (collectively, the “D&O Indemnification Agreements”). To the fullest extent the Company would have been permitted by applicable Law, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, pay all expenses (including reasonable and documented legal fees and expenses) of each Indemnified Person in the defense of any Proceeding in advance of the final disposition of any such Proceeding, subject to receipt from the Indemnified Person to whom such expenses are advanced of an undertaking to repay such advances if it is ultimately determined in accordance with applicable Law that such Indemnified Person is not entitled to indemnification. In the event any Proceeding is brought against any Indemnified Person and in which indemnification could be sought by such Indemnified Party under this Section 4.8, (i) the Surviving Corporation shall have the right, but not the obligation, to control the defense thereof after the Effective Time, (ii) each Indemnified Person shall be entitled to retain his or her own counsel, whether or not the Surviving Corporation shall elect to control the defense of any such Proceeding, (iii) the Surviving Corporation shall pay the reasonable and documented fees and expenses of one counsel selected by an Indemnified Person reasonably promptly after statements therefor are received by the Surviving Corporation, whether or not the Surviving Corporation shall elect to control the defense of any such Proceeding, (iv) neither Parent nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any such Proceeding, unless such settlement, compromise or consent relates only to monetary damages or includes an unconditional release of such Indemnified Person from all Liability arising out of such Proceeding or such Indemnified Person otherwise consents thereto and (v) the Surviving Corporation shall reasonably cooperate with the Indemnified Person in the defense of any such matter. The rights of each Indemnified Person under this Section 4.8 shall be in addition to any rights such Person may have under the Company Certificate, the Company Bylaws, and the D&O Indemnification Agreements.

(b) For a period of six years from and after the Effective Time, to the extent permitted by applicable Law, the certificate of incorporation and bylaws of the Surviving Corporation shall contain provisions no less favorable with respect to exculpation, indemnification and advancement of expenses of directors and officers of the Company for periods at or prior to the Effective Time than were set forth in the Company Certificate and the Company Bylaws prior to the Effective Time. To the extent permitted by applicable Law, the D&O Indemnification Agreements shall continue in full force and effect in accordance with their terms following the Effective Time.

(c) Prior to the Effective Time, the Company shall bind and purchase directors and officers’ runoff insurance coverage (the “D&O Runoff Insurance”), which by its terms shall survive the Merger for not less than six years for the benefit of the Company, its Subsidiaries, the Company’s and any of its Subsidiary’s past and present directors and/or officers that are insured under the Company’s current directors and officers’ liability insurance policy in effect as of the Agreement Date. The D&O Runoff Insurance shall provide coverage for the Company, its Subsidiaries and such persons in their capacity as director and/or officers of the Company or any of its Subsidiaries prior to the Effective Time that is not less favorable in the aggregate than the Company’s existing directors and officers policy (true and complete copies which have been made available to Parent) or, if substantially equivalent insurance coverage is unavailable, the best available coverage. The Surviving Corporation shall maintain the D&O Runoff Insurance in full force and effect and continue to honor the obligations thereunder for a period of six years after the Effective Time or, if such policies are terminated or cancelled, obtain (subject to the limitations set forth in the next sentence) alternative D&O Runoff Insurance on substantially similar terms as set forth in this Section 4.8(c). Neither the Company nor the Surviving Corporation shall be required to pay an annual premium for the D&O Runoff Insurance in excess of 300% (the “Maximum Amount”) of the last annual premium paid prior to the Agreement Date (it being understood and agreed that in the event the cost of such D&O Runoff Insurance exceeds the Maximum Amount, in the aggregate, the Company shall remain obligated to provide, and the Surviving Corporation shall be obligated to obtain as much comparable insurance as possible for an annual premium equal to the Maximum Amount). The Company and Indemnified Persons may be required to make reasonable application and provide reasonable and customary representations and warranties to applicable insurance carriers for the purpose of obtaining such D&O Runoff Insurance. Parent shall upon written request furnish a copy of such insurance policy to each beneficiary of such policy.

(d) In the event the Surviving Corporation or its Subsidiaries or their respective successors or assigns (i) consolidate with or merge into any other Person and are not the continuing or surviving company or Entity of such consolidation or merger or (ii) transfer all or substantially all of their properties and assets to any Person, then proper provision shall be made so that such continuing or surviving corporation or Entity or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 4.8, without relieving Parent of its obligations under this Section 4.8.

(e) The obligations under this Section 4.8 shall not be terminated or modified in such a manner as to adversely affect any Indemnified Person to whom this Section 4.8 applies without the consent of such affected Indemnified Person. The provisions of this Section 4.8 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Person, his or her heirs and his or her representatives, and are in addition to, and not in substitution for, any other rights to which each Indemnified Person is entitled, whether pursuant to Law, Contract or otherwise.

(f) Any Indemnified Person seeking to claim indemnification or an advancement of expenses under this Agreement or otherwise, upon learning of any Proceeding that is subject to the indemnification obligations of this Section 4.8, shall promptly notify the Surviving Corporation thereof, but failure to so notify shall not relieve the Surviving Corporation of an Liability it may have to such Indemnified Person, except to the extent such failure prejudices in any material respect the Surviving Corporation.

Section 4.9 State Takeover Laws. If any Takeover Law becomes or is deemed to be applicable to the Company, Parent, Merger Sub, the Merger, including by reason of the acquisition of Shares pursuant thereto, or any other Transaction, then the Company Board shall take all action necessary to render such Law inapplicable to the foregoing.

Section 4.10 Section 16 Matters. Prior to the Effective Time, the Company Board, or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the disposition by any officer or director of the Company who is a covered person of the Company for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder of Shares, Company Options and Shares acquired upon the vesting of any Company RSUs, Company PSUs or Company MSUs pursuant to this Agreement, and the Merger shall be an exempt transaction for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder.

Section 4.11 Merger Sub and Surviving Corporation Compliance. Parent shall take all actions necessary to (a) cause Merger Sub or the Surviving Corporation, as applicable, to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement and (b) ensure that, prior to the Effective Time, Merger Sub shall not conduct any business or make any investments or incur or guarantee any Indebtedness other than in connection with the Transactions (including the Financing).

Section 4.12 Stockholder Litigation; Notification of Certain Matters.

(a) The Company shall promptly notify Parent of any Proceeding brought by the Company Stockholders or other Persons against the Company or any of its directors, officers or the Company Representatives arising out of or relating to this Agreement or the Transactions, and shall keep Parent reasonably informed with respect to the status thereof. Without limiting the preceding sentence, subject to the preservation of privilege and confidential information, the Company shall give Parent the right to participate in (but not control) the defense (including by allowing for advanced review and comment on all filings or responses to be made in connection therewith) or settlement (including the right to participate in (at the participating party’s expense) the negotiations, arbitrations or mediations with respect thereto) of any such Proceeding, and the Company will in good faith give consideration to Parent’s advice with respect to such Proceeding and the underlying strategy documentation with respect thereto, and, no such settlement shall be agreed to without Parent’s prior written consent.

(b) Prior to the Effective Time, Parent shall give prompt (and in any event, within two Business Days) notice to the Company, and the Company shall give prompt (and in any event, within two Business Days) notice to Parent, of (i) any notice or other communication received by such Party from any Governmental Authority in connection with this Agreement or the Transactions or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, if the subject matter of such communication or the failure of such Party to obtain such consent would reasonably be expected to be material to the Company, the Surviving Corporation or Parent, (ii) any Proceeding commenced or, to such party’s knowledge, threatened against such Party that relates to this Agreement or the Transactions and (iii) any fact, event or circumstance that (A) has had or would reasonably be expected to result in any Company Material Adverse Effect or Parent Material Adverse Effect, as applicable, or (B) is reasonably likely to result in the failure of any of conditions set forth Article V to be satisfied; provided that no such notification (or failure to provide such notification) shall (1) affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the parties hereunder, (2) cure any breach of, or non-compliance with, any other provision of this Agreement or (3) limit the remedies available to the party receiving such notice.

Section 4.13 Delisting; De-registration. Each of the Parties agrees to cooperate with each other to do or cause to be done all things reasonably necessary, proper or advisable on its part under applicable Law and the rules and policies of NASDAQ to enable the delisting by the Surviving Corporation of the Shares from NASDAQ and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

Section 4.14 Parent Vote. Immediately following the execution and delivery of this Agreement, Parent, in its capacity as the sole stockholder of Merger Sub, will adopt this Agreement by written consent in accordance with the DGCL.

Section 4.15 No Control of the Other Party’s Business. The Parties acknowledge and agree that the restrictions set forth in this Agreement are not intended to give Parent or Merger Sub, on the one hand, or the Company, on the other hand, directly or indirectly, the right to control or direct the business or operations of the other at any time prior to the Effective Time. Prior to the Effective Time, each of Parent and the Company will exercise, consistent with the terms, conditions and restrictions of this Agreement, complete control and supervision over their own business and operations.

Section 4.16 Financing.

(a) Each of Parent and Merger Sub shall use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange, obtain and consummate the Financing in an amount required to satisfy the Financing Uses not later than the Closing Date on the terms and conditions described in or contemplated by the Commitment Letters (including complying with any valid request requiring the exercise of “market flex” provisions in the fee letter associated with the Debt Commitment Letter) (or on other terms that, with respect to conditionality, are not less favorable to Parent than the terms and conditions (including any “market flex” provisions) set forth in the Commitment Letters so long as such other terms would not have any result, event or consequence described in any of clauses (A) through (D) of Section 4.16(c)), including using reasonable best efforts to (i) maintain in full force and effect the Commitment Letters, (ii) negotiate and execute definitive agreements with respect to the Debt Financing required to satisfy the Financing Uses (which, with respect to the bridge facility documentation, shall not be required until reasonably necessary in connection with the funding of the Debt Financing required to satisfy the Financing Uses (after taking into account any available Equity Financing and available cash of the Company and its Subsidiaries)) on the terms and conditions contained in the Debt Commitment Letter (which may reflect “market flex” provisions) (or on other terms that, with respect to conditionality, are not less favorable to Parent than the terms and conditions contained in the Debt Commitment Letter (including any “market flex” provisions) so long as such other terms would not have any result, event or consequence described in clauses (A) through (D) of Section 4.16(c)) (such definitive agreements, the “Definitive Financing Agreements”), (iii) satisfy and comply with on a timely basis (except to the extent that Parent and Merger Sub have obtained the waiver of) all conditions and covenants to the funding or investing of the Financing required to satisfy the Financing Uses applicable to Parent or Merger Sub in the Commitment Letters and the Definitive Financing Agreements that are within their control that are to be satisfied by Parent or Merger Sub, (iv) enforce Parent’s and Merger Sub’s rights under the Commitment Letters and (v) consummate the Financing in an amount required to satisfy the Financing Uses at or prior to the Closing, which such reasonable best efforts shall include, in the event that all conditions contained in the Commitment Letters or the Definitive Financing Agreements applicable to the funding or investing of the Financing required to satisfy the Financing Uses (except those that, by their nature, are to be satisfied at the Closing) have been satisfied or waived, taking action to cause the Debt Financing Sources thereunder to comply with their respective obligations under the Commitment Letters or the Definitive Financing Agreements, including to provide the Financing required to satisfy the Financing Uses on the Closing Date. Parent shall, upon the reasonable request of the Company, keep the Company informed on a reasonably current basis in reasonable detail of any material developments concerning the status of its efforts to arrange the Debt Financing. Upon the reasonable request of the Company, Parent and Merger Sub shall promptly provide the Company with copies of any executed Definitive Financing Agreements. Neither Parent nor Merger Sub shall release or consent to the termination of the obligations of the Debt Financing Sources to provide the Debt Financing in an amount required to satisfy the Financing Uses (after taking into account any available Equity Financing and available cash of the Company and its Subsidiaries).

(b) In the event that, notwithstanding the use of reasonable best efforts by Parent to satisfy its obligations under Section 4.16(a), any portion of the Debt Financing in an amount required to satisfy the Financing Uses (after taking into account any available Equity Financing and available cash of the Company and its Subsidiaries) becomes unavailable on the terms and conditions (including any “market flex” provisions) contemplated in the Debt Commitment Letter, Parent shall use its reasonable best efforts to, as promptly as practicable following the occurrence of such event, notify the Company of such unavailability and Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange to obtain alternative financing on terms and conditions not less favorable to Parent than the terms and conditions (including any “market flex” provisions) contained in the Debt Commitment Letter in an amount sufficient, when added to the portion of the Financing that is and remains available and taking into account any available Equity Financing and available cash of the Company and its Subsidiaries, to satisfy the Financing Uses (“Alternative Financing”) and to obtain and provide the Company with a copy of the new executed commitment letter that provides for such Alternative Financing (the “Alternative Financing Commitment Letter”). In furtherance of, and not in limitation of, the foregoing, in the event that any portion of the Debt Financing in an amount required to satisfy the Financing Uses (after taking into account any available Equity Financing and available cash of the Company and its Subsidiaries) becomes unavailable, regardless of the reason therefor, but any bridge facilities contemplated by the Debt Financing (or alternative bridge facilities obtained in accordance with this Section 4.16(b)) are available on the terms and conditions described in the Debt Commitment Letter, then Parent shall use reasonable best efforts to cause the proceeds of such bridge financing to be used in lieu of such contemplated Debt Financing as promptly as practicable following the occurrence of such event. For purposes of this Agreement (other than with respect to representations in this Agreement made by Parent or Merger Sub that speak to the Agreement Date) references to (i) the “Financing” and “Debt Financing” shall include the debt financing contemplated by the Debt Commitment Letter and any such Alternative Financing, (ii) the “Commitment Letter” and the “Debt Commitment Letter” shall include the Debt Commitment Letter to the extent not superseded by the Alternative Financing Commitment Letter and any such Alternative Financing Commitment Letter, (iii) the “Definitive Financing Agreements” shall include the definitive documentation relating to the debt financing completed by the Debt Commitment Letter and any such Alternative Financing and (iv) the “Debt Financing Sources” shall include the financial institutions and other entities party to any Alternative Financing Commitment Letter.

(c) Neither Parent nor Merger Sub shall permit or consent to or agree to any amendment, restatement, replacement, supplement, termination or other modification or waiver of any provision or remedy under, (i) the Equity Commitment Letter (other than to increase the amount of Equity Financing available thereunder) without the prior written consent of the Company or (ii) the Debt Commitment Letter, without the prior written consent of the Company, if such amendment, restatement, supplement, termination, modification or waiver would (A) impose new or additional conditions precedent to the funding of the Debt Financing in an amount required to satisfy the Financing Uses (after taking into account any available Equity Financing and available cash of the Company and its Subsidiaries) or would otherwise adversely change, amend, modify or expand any of the conditions precedent to the funding of the Debt Financing in an amount required to satisfy the Financing Uses (after taking into account any available Equity Financing and available cash of the Company and its Subsidiaries), (B) be reasonably expected to prevent or delay the availability of all or a portion of the Debt Financing necessary to satisfy the Financing Uses (after taking into account any available Equity Financing and available cash of the Company and its Subsidiaries) or the consummation of the Transactions, (C) reduce the aggregate amount of the Debt Financing below the amount necessary to satisfy the Financing Uses (after taking into account any available Equity Financing and available cash of the Company and its Subsidiaries) or (D) otherwise adversely affect the ability of the Parent or Merger Sub to enforce their rights under the Debt Commitment Letter; provided that Parent may amend the Debt Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or other entities who had not executed the Debt Commitment Letter as of the Agreement

Date. As promptly as practicable following execution thereof (but in any event within two Business Days), Parent shall furnish to the Company a correct and executed copy of any written amendment, restatement, replacement, supplement, modification, waiver or consent of or relating to the Commitment Letters and any fee letters entered into in connection with the Debt Financing (which may be redacted in a manner consistent with the redactions permitted by Section 3.5). For purposes of this Agreement (other than with respect to representations in this Agreement made by Parent or Merger Sub that speak as of the Agreement Date), references to (i) the “Equity Financing”, “Debt Financing” and “Financing” will include the financing contemplated by the Commitment Letters as permitted by this Section 4.16 to be amended, restated, replaced, supplemented or otherwise modified or waived and (ii) the “Debt Commitment Letter”, “Equity Commitment Letter” or “Commitment Letters” shall include such document as permitted by this Section 4.16 to be amended, restated, replaced, supplemented or otherwise modified or waived, in each case from and after such amendment, restatement, replacement, supplement or other modification or waiver.

(d) Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 4.16 will require, and in no event will the reasonable best efforts of Parent or Merger Sub be deemed or construed to require, either Parent or Merger Sub to (i) seek the Equity Financing from any source other than a counterparty to, or in any amount in excess of that contemplated by, the Equity Commitment Letter or (ii) pay any fees in excess of those contemplated by the Equity Commitment Letter or the Debt Commitment Letter.

(e) Upon the request of the Company, Parent shall, and shall cause the Parent Representatives to, keep the Company informed as promptly as practicable (and in any event within two Business Days) in reasonable detail of the status of their efforts to arrange the Financing. Promptly (and in any event within two Business Days) after the execution thereof, Parent shall provide copies of all executed Definitive Financing Agreements to the Company. Without limiting the generality of the foregoing, Parent shall give the Company prompt written notice after Parent’s knowledge (i) of any default or breach (or any event that, with or without notice, lapse of time or both, would, or would reasonably be expected to, give rise to any default or breach) by any party under any of the Commitment Letters or the Definitive Financing Agreements of which Parent or Merger Sub becomes aware, (ii) of any termination of any of the Commitment Letters, (iii) of the receipt by Parent or Merger Sub or their respective Affiliates of any written notice or other written communication from any Financing Source with respect to any (A) actual or potential default, breach, termination or repudiation of any Commitment Letter or any Definitive Financing Agreement, or any material provision thereof, in each case by any party thereto, or (B) material dispute or disagreement between or among any parties to any Commitment Letter or the Definitive Financing Agreements that would reasonably be expected to prevent or materially delay the Closing or make the funding of the Financing required to satisfy the Financing Uses on the Closing Date less likely to occur and (iv) of the occurrence of an event or development that could reasonably be expected to adversely impact the ability of Parent or Merger Sub to obtain all or any portion of the Financing necessary to satisfy the Financing Uses (after taking into account any available Equity Financing and available cash of the Company and its Subsidiaries).

Section 4.17 Financing Assistance.

(a) During the Pre-Closing Period, the Company agrees to use reasonable best efforts to provide, and shall cause its Subsidiaries and their respective directors, officers, accountants, consultants, legal counsel, advisors, agents and other representatives and the Company Representatives to use reasonable best efforts to provide, in each case at Parent’s sole expense, all cooperation as may be reasonably requested by Parent to assist Parent in causing the conditions in the Debt Commitment Letter to be satisfied or as is otherwise reasonably requested by Parent or the Debt Financing Sources and is reasonably necessary or customary for financings similar to the financings contemplated by the Debt Commitment Letter (including any offering or private placement of debt securities pursuant to Rule 144A under the Securities Act), including using reasonable best efforts to:

(i) as promptly as practicable (A) furnish Parent with the Required Financial Information and other information regarding the Company and its Subsidiaries customarily included in marketing materials or offering documents for financings similar to the financings contemplated by the Debt Commitment Letter and (B) inform Parent if the chief executive officer, chief financial officer, treasurer, controller or comparable officer of the Company or any member of the audit committee of the Company Board shall have knowledge of any facts as a result of which a restatement of any financial statements (or portion thereof) included in or including the Required Financial Information is probable or under consideration in order for such financial statements (or portion thereof) to comply with GAAP;

(ii) upon reasonable prior notice, participate in a reasonable number of meetings, conference calls, presentations and roadshows with prospective lenders and investors, due diligence sessions (including accounting due diligence sessions), drafting sessions and sessions with rating agencies, otherwise cooperate with the marketing efforts for any of the debt financing contemplated by the Debt Commitment Letter and assist Parent in obtaining ratings in connection with the financing contemplated by the Debt Commitment Letter;

(iii) reasonably assist Parent, Merger Sub and the Debt Financing Sources with the timely preparation of (A) materials for rating agency presentations and (B) any bank information memoranda, lender presentations, investor presentations, offering documents, prospectuses, memoranda and similar documents for use in connection with the financing contemplated by the Debt Commitment Letter, including reviewing and commenting on Parent’s draft of a business description to be included in marketing materials or offering documents;

(iv) assist Parent with the preparation of pro forma financial information and pro forma financial statements to the extent required by SEC rules and regulations or necessary or reasonably requested by Parent or the Debt Financing Sources to be included in any marketing materials or offering documents or of the type required by the Debt Commitment Letter, it being agreed that the Company and its Subsidiaries will not be required to actually prepare any such pro forma financial statements, prepare projections or other forward-looking information covering any period after the Closing (unless, in the case of projections and forward-looking information, such information is readily available to the Company) or provide any information relating to (I) the proposed aggregate amount of debt and equity financing, together with assumed interest rates, dividends (if any) and fees and expenses relating to the incurrence of such debt or equity financing, (II) any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments desired to be incorporated into any information used in connection with the Debt Financing or (III) any financial information related to Parent or any of its Subsidiaries or any adjustments that are not directly related to the acquisition of the Company by Parent;

(v) request and facilitate the Company’s independent auditors to (A) provide, consistent with customary practice, (I) customary auditors consents (including consents of accountants for use of their reports in any materials relating to the Debt Financing) and reports and customary comfort letters (including “negative assurance” comfort and change period comfort) with respect to financial information relating to the Company and its Subsidiaries and (II) reasonable assistance to Parent in connection with the Parent’s preparation of pro forma financial statements and information and (B) attend accounting due diligence sessions and drafting sessions;

(vi) promptly execute and deliver to Parent and the Debt Financing Sources at least four Business Days prior to the Closing Date all documentation and other information with respect to the Company and its Subsidiaries that is required in connection with the Debt Financing under applicable “know-your-customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, and the requirements of 31 C.F.R. §1010.230, provided that such documentation and other information is requested at least eight Business Days prior to the Closing Date;

(vii) execute and deliver as of Closing (but not prior to Closing) any guarantee, pledge and security documents, supplemental indentures, currency or interest rate hedging arrangements, other definitive financing documents, or other certificates or documents as may be reasonably requested by Parent or the Debt Financing Sources (including a certificate of the chief financial officer of the Company with respect to solvency matters in the form set forth as an exhibit to the Debt Commitment Letter) it being understood that such documents will not take effect until the Effective Time, and otherwise reasonably facilitate the pledging of collateral and the granting of security interests in respect of the financing contemplated by the Debt Commitment Letter (including using reasonable best efforts to deliver any original stock certificates and related powers and any original promissory notes and related powers);

(viii) cooperate reasonably with the Debt Financing Sources’ due diligence; and

(ix) to the extent required under the Debt Commitment Letter, provide customary authorization letters to the Debt Financing Sources authorizing the distribution of information to prospective lenders or investors and containing a customary representation to the Debt Financing Sources as contemplated by the Debt Commitment Letter, including that the public side versions of such documents do not include material non-public information about the Company or its Subsidiaries or their securities and as to the accuracy of the information contained in the disclosure and marketing materials related to the financing contemplated by the Debt Commitment Letter.

(b) Notwithstanding anything in Section 4.17(a) to the contrary, (i) such requested cooperation shall not unreasonably disrupt or interfere with the business or the operations of the Company or its Subsidiaries, (ii) nothing in this Section 4.17 shall require cooperation to the extent that it would (A) subject any of the Company’s or its Subsidiaries’ respective directors, managers, officers or employees to any actual or potential personal liability (as opposed to liability in his or her capacity as a director, manager, officer or employee of such Person) with respect to matters related to the Debt Financing, (B) conflict with, or violate, the Company’s or any of its Subsidiaries’ organizational documents or any applicable Law, (C) cause any condition to the Closing set forth in Article V to not be satisfied or (D) cause any breach of this Agreement, (iii) prior to the Closing Date, neither the Company nor any of its Subsidiaries shall be required to pay any commitment or other similar fee or incur or make any other payment or agree to provide any indemnity in connection with the Debt Financing, in each case, that has not been or will not be reimbursed or indemnified by Parent or Merger Sub, (iv) none of the Company, its Subsidiaries or their respective directors, officers or employees shall be required to execute, deliver or enter into, or perform any agreement, document or instrument, including any Definitive Financing Agreement, with respect to the Debt Financing that is not contingent upon the Closing or that would be effective prior to the Effective Time (other than representation letters and authorization letters referred to above and documentation referred to in clause (a)(vi) above) and the directors and managers of the Company’s Subsidiaries shall not be required to adopt resolutions approving the agreements, documents and instruments pursuant to which the Financing is obtained prior to the Effective Time unless Parent and Merger Sub shall have determined that such directors and managers are to remain as directors and managers of the Company’s Subsidiaries on and after the Effective Time and such resolutions are contingent upon the occurrence of, or only effective as of, the Effective Time and (v) Parent, Merger Sub and the Company agree to use their commercially reasonable efforts to maintain attorney-client privilege. The Parties agree that Parent’s or Merger Sub’s execution of an Alternative Financing Commitment Letter shall not materially expand the scope of the assistance required under Section 4.17(a) as compared to the assistance that would be required or expected to be required in connection with the Debt Commitment Letter in effect on the date of this Agreement and the related Debt Financing. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the debt financing contemplated by the Debt Commitment Letter; provided that such logos are used solely in a manner that is not intended to, nor reasonably likely to, harm or disparage the Company or its Subsidiaries.

(c) The Company will use its reasonable best efforts, and will cause each of its Subsidiaries to use its respective reasonable best efforts, to periodically update any Required Financial Information provided to Parent and the Debt Financing Sources as may be necessary so that such Required Financial Information (i) is Compliant, (ii) meets the applicable requirements set forth in the definition of “Required Financial Information” and (iii) would not, after giving effect to such update(s), cause the Marketing Period to cease or be deemed not to have commenced pursuant to the definition of “Marketing Period.” For the avoidance of doubt, Parent may, to most effectively access the financing markets, request the cooperation of the Company and its Subsidiaries under this Section 4.17 at any time, and from time to time and on multiple occasions, between the Agreement Date and the Closing Date; provided that, for the avoidance of doubt, the Marketing Period shall not be applicable to each attempt to access the market. The Company agrees to (i) file all reports on Form 10-K and Form 10-Q and, to the extent required to include financial information pursuant to Item 9.01 thereof, Form 8-K (provided that the Company shall not be deemed to be in breach of this clause (i) if such forms are filed within the time periods required under Rule 12b-25 under the Exchange Act) and (ii) use reasonable best efforts to file all other Forms 8-K, in each case, required to be filed with the SEC pursuant to the Exchange Act prior to the Closing Date in accordance with the time periods required by the Exchange Act. In addition, if, in connection with any marketing materials, offering documents or disclosure related to the financing contemplated by the Debt Commitment Letter, Parent reasonably requests the Company to file a Current Report on Form 8-K pursuant to the Exchange Act that contains material non-public information with respect to the Company or its Subsidiaries or their securities, which information Parent reasonably determines (and the Company does not reasonably object) to include in an offering memorandum or other marketing materials for the Debt Financing, then the Company shall file such Current Report on Form 8-K, it being understood that an objection by the Company shall be deemed to be reasonable if such information relates to an Acquisition Inquiry or an Acquisition Proposal.

(d) Parent shall indemnify, defend and hold harmless each of the Company, its Subsidiaries, their Affiliates and the Company Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with their cooperation in arranging the Debt Financing and the performance of their respective obligations under this Section 4.17 and the provision of any information utilized in connection therewith (other than information provided by the Company or its Subsidiaries), in each case, other than to the extent any of the foregoing was suffered or incurred as a result of the bad faith, gross negligence or willful misconduct of, or material breach of this Agreement by, the Company and its Subsidiaries or the Company Representatives. Parent shall, promptly upon request of the Company, promptly reimburse the Company and its Subsidiaries for all out-of-pocket fees, costs and expenses incurred by the Company or its Subsidiaries (including those of its Affiliates and the Company Representatives) in connection with the cooperation required by this Section 4.17.

(e) Notwithstanding anything to the contrary contained herein, Parent acknowledges and agrees that its obligations to consummate the Merger and the other transactions contemplated hereby are not contingent upon Parent and Merger Sub obtaining the Financing or any other third party financing.

Section 4.18 Treatment of Company Indebtedness. The Company shall use reasonable best efforts, and shall cause its applicable Subsidiaries to use reasonable best efforts, to deliver to Parent at least two Business Days prior to the Closing Date (with drafts being delivered in advance as reasonably requested by Parent) (a) a copy of a payoff letter (subject to the delivery of funds as arranged by Parent) with respect to the Credit Facility (the Indebtedness under the Credit Facility and any related letter of credit, secured cash management agreement or secured hedge agreement, the “Subject Indebtedness”) in customary form reasonably satisfactory to Parent, which payoff letter shall (i) indicate the total amount required to be paid to fully satisfy all principal, interest, fees, prepayment premiums, termination costs, penalties, breakage costs and any other monetary obligations then due and payable under the Subject Indebtedness as of the anticipated Closing Date (and the daily accrual thereafter) (the “Payoff Amount”), (ii) state that upon receipt of the Payoff Amount under such payoff letter, the Subject Indebtedness and all related loan documents shall be terminated and (iii) provide that all Liens and guarantees in connection with the Subject Indebtedness relating to the assets and properties of the Company or any of its Subsidiaries securing the obligations under the Subject Indebtedness shall be released and terminated upon payment of the Payoff Amount on the Closing Date and (b) all documentation relating to the release of all related Liens and guarantees with respect to the Subject Indebtedness (including any termination statements on Form UCC-3 or other releases).

Section 4.19 IP-Related Corrective Actions. As soon as reasonably practicable following the date of this Agreement, but in any event, no later than fifteen (15) days prior to the commencement of the Marketing Period, to the extent that any Company Registered IP is not in the current legal name of the Company or its Subsidiaries or is otherwise subject to a chain of title defect, the Company shall use reasonable best efforts, and shall cause its applicable Subsidiaries to use reasonable best efforts, to prepare, execute, file and record all instruments and documents necessary to cure such title defects and provide for current ownership by the Company or its Subsidiaries in such Company Registered IP, with such actions subject to Parent’s reasonable approval.

Article V

CONDITIONS TO CONSUMMATION OF THE MERGER

Section 5.1 Conditions Precedent to Obligations of Each Party to Under This Agreement. The respective obligations of each Party to consummate the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions:

(a) Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b) No Injunctions or Restraints. The consummation of the Merger shall not then be restrained, enjoined or prohibited by any Order (whether temporary, preliminary or permanent) of a U.S. court of competent jurisdiction or any other Governmental Authority of competent jurisdiction and there shall not be in effect any Law promulgated or deemed applicable to the Merger by any Governmental Authority of competent jurisdiction which prevents the consummation of the Merger; provided that no Party shall be permitted to invoke this Section 5.1(b) if such Party’s failure to comply with Section 4.5 is the primary cause of the failure of this condition to be satisfied.

(c) Waiting Periods. Any waiting period (and any extension thereof) under the HSR Act applicable to the Transactions shall have expired or been earlier terminated.

Section 5.2 Additional Parent and Merger Sub Conditions. The obligations of Parent and Merger Sub to consummate the Merger shall be further subject to the satisfaction at or prior to the Effective Time of each of the following conditions:

(a) Accuracy of Representations and Warranties. The representations and warranties of the Company in (i) Section 2.8(a) (Absence of Certain Changes or Events) of the Agreement shall be true and correct in all respects as of the Effective Time with the same effect as though made as of the Effective Time, (ii) Section 2.2(a) and Section 2.2(b) shall be true and correct as of the Capitalization Date and the last sentence of Section 2.2(d) (Capitalization) shall be true and correct as of the Agreement Date, except, in each case, for such failures to be true and correct that, individually or in the aggregate, would not reasonably be expected to have more than a de minimis increase in the aggregate amounts payable by Merger Sub or Parent in the Transactions, (iii) Section 2.1(a) and Section 2.1(c) (Corporate Existence), Section 2.2(c), Section 2.2(d), Section 2.2(e) and Section 2.2(f) (Capitalization), Section 2.3 (Corporate Authority), Section 2.17 (Finders; Brokers) and Section 2.19 (Opinion of Financial Advisor) (collectively, the “Fundamental Representations”) to the extent qualified by materiality or “Company Material Adverse Effect” shall be true and correct in all respects as of immediately prior to the Effective Time as if made on and as of immediately prior to the Effective Time except in each case for representations and warranties in the Fundamental Representations that relate to a specific date or time (which need only be true and correct as of such date or time), and all of the Fundamental Representations to the extent not qualified by materiality or “Company Material Adverse Effect” shall be true and correct in all material respects as of immediately prior to the Effective Time with the same force and effect as if made on and as of immediately prior to the Effective Time except for representations and warranties in the Fundamental Representations that relate to a specific date or time (which need only be true and correct as of such date or time) and (iv) Article II (other than in Section 2.2(a), Section 2.2(b) and the last sentence of Section 2.2(d) (Capitalization) and the Fundamental Representations) (without giving effect to any materiality or “Company Material Adverse Effect” qualifications therein), shall be true and correct as of immediately prior to the Effective Time as if made on and as of immediately prior to the Effective Time except for such representations and warranties that relate to a specific date or time (which need only be true and correct in all material respects as of such date or time), in each case, except for such failures to be true and correct, individually and in the aggregate, as have not had a Company Material Adverse Effect.

(b) Compliance with Agreements and Covenants. The Company shall have performed in all material respects all obligations and agreements contained in this Agreement to be performed or complied with by it prior to or on the Effective Time.

(c) Receipt of Officers’ Certificate. Parent shall have received a certificate of the Company, executed by the Chief Executive Officer or the Chief Financial Officer of the Company, dated as of the Closing Date, to the effect that the conditions set forth in Section 5.2(a), Section 5.2(b) and Section 5.2(d) have been satisfied.

(d) No Company Material Adverse Effect. Since the Agreement Date, there shall not have occurred any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

Section 5.3 Additional Company Conditions. The obligations of the Company to consummate the Merger shall be further subject to the satisfaction at or prior to the Effective Time of each of the following conditions:

(a) Accuracy of Representations and Warranties. The representations and warranties of Parent and Merger Sub in (i) Section 3.1 (Corporate Existence) and Section 3.2 (Corporate Authority) (collectively, the “Parent Fundamental Representations”) to the extent qualified by materiality or “Parent Material Adverse Effect” shall be true and correct in all respects as of immediately prior to the Effective Time as if made on and as of immediately prior to the Effective Time except for representations and warranties in the Parent Fundamental Representations that relate to a specific date or time (which need only be true and correct as of such date or time), and all of the Parent Fundamental Representations to the extent not qualified by materiality or “Parent Material Adverse Effect” shall be true and correct in all material respects as of immediately prior to the Effective Time except for representations and warranties in the Parent Fundamental Representations that relate to a specific date or time (which need only be true and correct as of such date or time) and (ii) Article III (other than the Parent Fundamental Representations) (without giving effect to any materiality or “Parent Material Adverse Effect” qualifications therein), shall be true and correct as of immediately prior to the Effective Time as if made on and as of immediately prior to the Effective Time except for such representations and warranties that relate to a specific date or time (which need only be true and correct in all material respects as of such date or time), in each case, except for such failures to be true and correct, individually and in the aggregate, as have not had a Parent Material Adverse Effect.

(b) Compliance with Agreements and Covenants. Parent and Merger Sub shall have performed in all material respects all obligations and agreements contained in this Agreement to be performed or complied with by each of them prior to or on the Closing Date.

(c) Receipt of Officers’ Certificate. The Company shall have received a certificate of Parent and Merger Sub, executed by the Chief Executive Officer, the Chief Financial Officer or other officer of Parent and Merger Sub, dated as of the Closing Date, to the effect that the conditions set forth in Section 5.3(a) and Section  5.3(b) have been satisfied.

Section 5.4 Frustration of Closing Conditions. Neither the Company, on the one hand, nor Parent or Merger Sub, on the other hand, may rely, either as a basis for not consummating the Merger or for terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in this Article V to be satisfied if such failure was caused by such Party’s breach of, or failure to perform with respect to, any provision of this Agreement.

Article VI

TERMINATION, AMENDMENT AND WAIVER

Section 6.1 Termination. This Agreement may be terminated and the Transactions may be abandoned by action taken or authorized by the board of directors of the terminating Party or Parties:

(a) By mutual written consent of Parent and the Company, by action of their respective boards of directors;

(b) By either Parent or the Company:

(i) if the Effective Time shall not have occurred by the Outside Date; provided that the right to terminate this Agreement pursuant to this Section 6.1(b)(i) shall not be available to any Party whose failure to perform any of its obligations under this Agreement has been the primary cause of the failure of the Effective Time to have occurred on or by such date; or

(ii) if the Company Stockholder Meeting at which a vote on the Company Stockholder Approval was taken shall have been held and the Company Stockholder Approval shall not have been obtained at such meeting;

(c) By either Parent or the Company, if any court of competent jurisdiction or other Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger, and such Order shall have become final and nonappealable; provided that the right to terminate this Agreement pursuant to this Section 6.1(c) shall not be available to any Party whose failure to perform any of its obligations under this Agreement has been the primary cause of, or resulted in, the events specified in this Section 6.1(c);

(d) By Parent, if prior to obtaining the Company Stockholder Approval (i) the Company Board (or any duly authorized committee thereof) shall have (A) effectuated a Change of Board Recommendation or (B) following the date of receipt of any Acquisition Proposal or any material modification thereto is first made public, sent or given to the Company Stockholders, failed to issue a press release that expressly reaffirms the Company Board Recommendation within two Business Days following the Company’s receipt of Parent’s written request to do so, or (ii) the Company shall have committed an willful breach of any of its obligations under Section 4.4;

(e) By the Company, if the Company Board (or any duly authorized committee thereof) determines to accept a Superior Proposal and enter into the Alternative Acquisition Agreement, subject to, and in accordance with, the terms and conditions of Section 4.4; provided that such termination shall not be effective unless the Company (i) shall pay the Company Termination Fee to Parent prior to or concurrently with such termination in accordance with Section 6.3(a)(i) and (ii) promptly (but in any event within 24 hours of receipt by Parent of the Company Termination Fee) enters into such Alternative Acquisition Agreement;

(f) By Parent, if: (i) there shall be an inaccuracy in any representation or warranty of the Company contained in this Agreement or a breach of any covenant of the Company contained in this Agreement, in any case, such that the conditions set forth in Section 5.2(a) or Section 5.2(b) would not then be satisfied, (ii) Parent shall have delivered to the Company written notice of such inaccuracy or breach of covenant and (iii) either such inaccuracy or breach of covenant is not capable of cure or such inaccuracy or breach of covenant shall not have been cured within the earlier of (x) at least 30 days since the date of delivery of such written notice to the Company and (y) the Outside Date; provided that Parent shall not be permitted to terminate this Agreement pursuant to this Section 6.1(f) if Parent or Merger Sub’s failure to perform any of their respective obligations under this Agreement has been the primary cause of, or resulted in, any of the circumstances referred to in clauses (i) or (iii) of this Section 6.1(f); or

(g) By the Company, if: (i) there shall be an inaccuracy in any representation or warranty of Parent or Merger Sub contained in this Agreement or breach of any covenant of Parent or Merger Sub contained in this Agreement (in each case without regard to any qualifications or exceptions contained therein as to materiality or Parent Material Adverse Effect), in any case, that would reasonably be expected to have a Parent Material Adverse Effect, (ii) the Company shall have delivered to Parent written notice of such inaccuracy or breach of covenant and (iii) either such inaccuracy or breach of covenant is not capable of cure or such inaccuracy or breach of covenant shall not have been cured within the earlier of (x) at least 30 days since the date of delivery of such written notice to Parent and (y) the Outside Date; provided that the Company shall not be permitted to terminate this Agreement pursuant to this Section 6.1(g) if the Company’s failure to perform any of its obligations under this Agreement has been the primary cause of, or resulted in, any of the circumstances referred to in clauses (i) or (iii) of this Section 6.1(g).

(h) By the Company, if: (i) the Marketing Period has ended and all of the conditions set forth in Section 5.1 and Section 5.2 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to such conditions being able to be satisfied) have been and continue to be satisfied or waived, (ii) Parent and Merger Sub shall have failed to consummate the Merger on the date on which the Closing should have occurred pursuant to Section 1.3, (iii) the Company has provided irrevocable written notice to Parent at least three Business Days prior to such termination that it is prepared, willing and able to effect the Closing and (iv) at all times during such three Business Day Period, the Company stood ready, willing and able to consummate the Transactions; provided that, notwithstanding anything in Section 6.1(b)(i) to the contrary, no Party shall be permitted to terminate this Agreement pursuant to Section 6.1(b)(i) during any such three Business Day period.

The Party desiring to terminate this Agreement pursuant to this Section 6.1 (other than pursuant to Section 6.1(a)) shall give written notice of such termination to each other Party hereto and specify the applicable provision or provisions hereof pursuant to which such termination is being effected.

Section 6.2 Effect of Termination. Notwithstanding anything to the contrary in this Agreement, in the event of valid termination of this Agreement by either the Company or Parent as provided in Section 6.1, this Agreement shall forthwith terminate and shall be of no further force or effect and there shall be no Liability on the part of Parent, Merger Sub. the Company or the Debt Financing Sources (or any direct or indirect equity holder, controlling person, partner, member, manager, stockholder, director, officer, employee, Affiliate, agent or other representative of such Party or such Party’s Affiliates or its or any of the foregoing’s successors or assigns), except that the Limited Guarantee and the Confidentiality Agreement shall survive any termination, in each case, in accordance with their respective terms and conditions, and the expense reimbursement and indemnification provisions of Section 4.17(d) (Financing), Section 4.2(b) (Confidentiality), Section 4.6 (Public Announcements), this Section 6.2, Section 6.3 and Article VII (and all the defined terms appearing in such sections) shall survive termination and remain in full force and effect in accordance with their respective terms and conditions; provided that, subject in all respects to the limitations set forth in this Section 6.2, Section 6.3 (Termination Fees), Section 7.7 (Specific Performance) and Section 7.16 (Non-Recourse), nothing herein shall relieve (x) the Company from any Liability for resulting from fraud or willful breach prior to such valid termination of this Agreement or (y) Parent from any Liability resulting from fraud prior to such valid termination of this Agreement (which, in each of the case of clause (x) and this clause (y), the Parties acknowledge and agree will not be limited to reimbursement of expenses or out-of-pocket costs (including for the avoidance of doubt the payment of Parent Expenses), and in the case of any damages sought by the non-breaching Party, including any willful breach, such damages will include the benefit of the bargain lost by the non-breaching Party, taking into consideration relevant matters, including opportunity costs and the time value of money). Notwithstanding anything in this Agreement to the contrary, in no event will the Parent Related Parties, collectively, have any Liability for monetary damages (including damages for fraud or breach, whether willful, intentional, unintentional or otherwise (including willful breach) or monetary damages in lieu of specific performance) in the aggregate in excess of the Maximum Liability Amount and subject in all respects to the limitations set forth in Section 6.3(f).

Section 6.3 Termination Fees.

(a) In the event that:

(i) this Agreement is validly terminated (A) by Parent pursuant to Section 6.1(d) or (B) by the Company pursuant to Section 6.1(e), then the Company shall pay to Parent prior to or concurrently with such termination, in the case of a termination by the Company, or within two Business Days thereafter, in the case of a termination by Parent, a termination fee of $51,200,000 (the “Company Termination Fee”).

(ii) this Agreement is validly terminated by (x) Parent or the Company pursuant to Section 6.1(b)(i) (but only if as of the time of such termination, the conditions set forth in Section 5.1(b) (which, solely for purposes of this section, will be deemed satisfied so long as the applicable Order is not an Antitrust Order or the applicable Law is not an Antitrust Law) and Section 5.1(c) have been satisfied) or Section 6.1(b)(ii) or (y) by Parent pursuant to Section 6.1(f), and (A) following the Agreement Date and prior to such termination, an Acquisition Proposal shall have been publicly disclosed or shall have otherwise become publicly known and (B) within 12 months after such termination, the Company enters into a definitive Contract with respect to an Acquisition Proposal or consummates an Acquisition Proposal (which need not be the same Acquisition Proposal that was made, announced or publicly known prior to the termination hereof) (provided that for all purposes of this Section 6.3(a)(ii), the term Acquisition Proposal shall have the meaning assigned to such term in Exhibit A, except that the references to “15%” shall be deemed to be references to 50%), then the Company shall pay to Parent the Company Termination Fee concurrently with entering into a definitive Contract or the consummation of such Acquisition Proposal. Any Parent Expenses paid by the Company to Parent pursuant to Section 6.3(c) shall be credited against, and shall thereby reduce, the amount of the Company Termination Fee that otherwise would be required to be paid by the Company to Parent pursuant to this Section 6.3(a)(ii).

(b) In the event that either:

(i) this Agreement is validly terminated by the Company pursuant to (A) Section 6.1(g) (and such material breach or material failure to perform by Parent or Merger Sub is the primary reason for the failure of the Closing to be consummated), (B) Section 6.1(b)(i) if the Company would then be entitled to terminate this Agreement pursuant to Section 6.1(g) (and such material breach or material failure to perform by Parent or Merger Sub is the primary reason for the failure of the Closing to be consummated) or (C) Section 6.1(h); or

(ii) (A) this Agreement is validly terminated by the Company or Parent pursuant to Section 6.1(b)(i) or pursuant to Section 6.1(c) (but solely if the applicable Order is an Antitrust Order or the applicable Law relates to an Antitrust Law) and (B) all of the conditions set forth in Section 5.1 and Section 5.2 are satisfied, except for (x) Section 5.1(b) (but solely if the applicable Order is an Antitrust Order or the applicable Law relates to an Antitrust Law), (y) Section 5.1(c) and (z) those conditions that, by their nature, are to be satisfied at the Closing and were capable of being satisfied as of the date of such termination if the Closing were to occur on the date of such termination;

then Parent shall pay to the Company within two Business Days after such termination, a termination fee of $102,500,000 (the “Parent Termination Fee”).

(c) In the event that this Agreement is terminated by the Company or Parent pursuant to Section 6.1(b)(ii) or by Parent pursuant to Section 6.1(f), then the Company shall pay to Parent an amount equal to that required to reimburse Parent, Merger Sub and their respective Affiliates for all fees and expenses incurred in connection with this Agreement and the Transactions up to $5,000,000 (the “Parent Expenses”).

(d) The Parties acknowledge that (i) the agreements contained in this Section 6.3 are an integral part of the Transactions, (ii) each of the Company Termination Fee and the Parent Expenses is not a penalty, but is liquidated damages, in a reasonable amount that will compensate Parent in the circumstances in which such fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision, (iii) the Parent Termination Fee is not a penalty, but is liquidated damages, in a reasonable amount that will compensate the Company in the circumstances in which such fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision and (iv) that, without these agreements, the Parties would not enter into this Agreement. Accordingly, if (x) the Company fails to timely pay any amount due pursuant to this Section 6.3, and, in order to obtain such payment, Parent commences a Proceeding that results in a judgment against the Company for any amount due pursuant to this Section 6.3, then the Company shall pay Parent its reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such Proceeding not to exceed $500,000 (the “Expense Cap”) or (y) Parent fails to timely pay any amount due pursuant to this Section 6.3, and, in order to obtain such payment, the Company commences a Proceeding that results in a judgment against Parent for any amount due pursuant to this Section 6.3, then Parent shall pay the Company its reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such Proceeding not to exceed the Expense Cap, and, in each case of clause (x) and (y), together with interest on the amount due pursuant to this Section 6.3 from the date such payment was required to be made until the date of payment at the annual rate of two percent (2%) plus the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made (or such lesser rate as is the maximum permitted by applicable Law). All payments under this Section 6.3 shall be made by wire transfer of immediately available funds to an account designated in writing by Parent or the Company, as applicable, such written instruction to be provided promptly after such payment becomes due and payable under this Section 6.3. In no event shall a Company Termination Fee or Parent Termination Fee be payable more than once.

(e) Notwithstanding anything in this Agreement to the contrary, subject to Section 7.7, (i) in the event that this Agreement is terminated under circumstances where the Company Termination Fee or the Parent Expenses is payable pursuant to this Section 6.3, the payment of the Company Termination Fee, the Parent Expenses and, if applicable, the cost of expenses of Parent pursuant to Section 6.3(d) shall be the sole and exclusive remedy of Parent and Merger Sub against the Company and its Subsidiaries and any of their respective former, current or future stockholders, directors, officers, employees, Affiliates or Representatives (the “Company Related Parties”) or the Debt Financing Source Related Parties for all Liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount, none of the Company Related Parties or the Debt Financing Source Related Parties shall have any further Liability relating to or arising out of this Agreement or the Transactions, in each case subject to Section 6.2 and (ii) in the event that this Agreement is terminated under circumstances where the Parent Termination Fee is payable pursuant to this Section 6.2, the payment of the Parent Termination Fee and, if applicable, the cost of expenses of the Company pursuant to Section 6.3(d) shall be the sole and exclusive remedy of the Company and its Subsidiaries against the Parent Related Parties or the Debt Financing Source Related Parties for all Liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount, none of the Parent Related Parties or the Debt Financing Source Related Parties shall have any further Liability relating to or arising out of this Agreement or the Transactions. Notwithstanding anything to the contrary in this Agreement or any Transaction Document or any other agreement referenced herein or otherwise, under no circumstances may the Company receive both (i) an award of monetary damages, on the one hand and (ii) any of the Parent Termination Fee and/or any of the amounts, if any, as and when due, pursuant to this Agreement, on the other hand. Notwithstanding the foregoing, this Section 6.3(e), and the payment of the Company Termination Fee or Parent Expenses, will not relieve the Company from liability for any fraud or willful breach.

(f) Notwithstanding anything to the contrary in this Agreement or any documents executed in connection with this Agreement or the Transactions, but subject to Section 7.7, the maximum aggregate Liability, whether in equity or at Law, in Contract, in tort or otherwise, together with any payment of the Parent Termination Fee and any other payment in connection with this Agreement or otherwise, of the Parent Related Parties collectively (including monetary damages for fraud or breach, whether willful, intentional, unintentional or otherwise, or monetary damages in lieu of specific performance) (i) under this Agreement or any other Transaction Document, (ii) in connection with the failure of the Merger (including the Financing) or the other Transactions to be consummated or (iii) in respect of any representation or warranty made or alleged to have been made in connection with this Agreement or any documents executed in connection with this Agreement or the Transactions, will not exceed under any circumstances an amount equal to (x) the Parent Termination Fee, if any, due and owing to the Company pursuant to Section 6.3(b), plus (y) the amounts, if any, due and owing under Section 6.3(d), if any (collectively, the “Maximum Liability Amount”); provided, that (A) in no event shall the aggregate amount of Parent’s obligations described in clause (x) of this Section 6.3(f), together with the aggregate amount of Parent’s obligations described in clause (y) of the proviso in Section 6.2, exceed the amount of the Parent Termination Fee, and (B) in no event shall the aggregate amount of Parent’s and Merger Sub’s obligations described in clause (y) of this Section 6.3(f) exceed the Expense Cap, and in no event will the Company, its Affiliates or any of the Company Representatives seek, directly or indirectly, to recover against the Parent Related Parties, or compel payment by the Parent Related Parties of, any damages or other payments whatsoever (including multiple, consequential, indirect, special, statutory, exemplary or punitive damages) in excess of the Maximum Liability Amount set forth in this Section 6.3(f).

Article VII

MISCELLANEOUS PROVISIONS

Section 7.1 Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 7.1 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time, which, in each case, shall survive in accordance with its terms and conditions.

Section 7.2 Fees and Expenses. Except as specifically provided herein, all expenses incurred by the Parties shall be borne solely and entirely by the Party which has incurred the same.

Section 7.3 Notices. All notices, requests, demands and other communications under this Agreement shall, except to the extent expressly provided to be oral under this Agreement, be in writing and shall be deemed to have been duly given or made as follows: (a) if sent by registered or certified mail in the United States return receipt requested, upon receipt, (b) if sent designated for overnight delivery by nationally recognized overnight air courier (such as DHL or Federal Express), upon receipt of proof of delivery, (c) if sent by facsimile transmission or e-mail of a .pdf, .tif, .gif, .jpeg or similar electronic attachment on a Business Day before 5:00 p.m. in the time zone of the receiving Party, when transmitted and receipt is confirmed, (d) if sent by facsimile transmission or e-mail of a .pdf, .tif, .gif, .jpeg or similar electronic attachment on a day other than a Business Day or after 5:00 p.m. in the time zone of the receiving Party, and receipt is confirmed, on the following Business Day and (e) if otherwise actually personally delivered, when delivered; provided that such notices, requests, demands and other communications are delivered to the address set forth below, or to such other address as any Party shall provide by like notice to the other Parties to this Agreement:

If to Parent or Merger Sub, addressed to it at:

c/o Apollo Management IX, L.P.

9 West 57th Street, 43rd Floor

New York, New York 10019

Attention:         David Sambur, Partner

                           John Suydam, Chief Legal Officer

Email: sambur@apollo.com

            jsuydam@apollo.com

with a copy to (for information purposes only):

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019

Attention:         Taurie M. Zeitzer

                           Justin S. Rosenberg

Facsimile: (212) 492-0353

Email: tzeitzer@paulweiss.com

            jrosenberg@paulweiss.com

If to the Company, addressed to it at:

Shutterfly, Inc.

2800 Bridge Parkway

Redwood City, California 94065

Attention:         Jason Sebring, VP and General Counsel

                           Mike Pope, SVP and Chief Financial Officer

Email: jsebring@shutterfly.com

          mpope@shutterfly.com

with a copy to (for information purposes only):

Fenwick & West LLP

Silicon Valley Center

801 California Street

Mountain View, California 94041

Attention:         Gordon Davidson

                           David Michaels

Facsimile: (650) 938-5200

Email: gdavidson@fenwick.com

                         dmichaels@fenwick.com

Section 7.4 Severability.

Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to negotiate in good faith to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

Section 7.5 Entire Agreement. This Agreement (together with the exhibits hereto and the Company Disclosure Letter), the Equity Commitment Letter, the Limited Guarantee and the Confidentiality Agreement constitute the entire agreement of the Parties and supersede all prior agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter of this Agreement and, except as otherwise expressly provided herein, are not intended to confer upon any other Person any rights or remedies hereunder.

Section 7.6 Assignment; Third-Party Beneficiaries. This Agreement shall not be assigned by any Party without the prior written consent of the other Parties, and any attempted assignment, without such consent, shall be null and void; provided that each of Parent and Merger Sub shall have the right, without the prior written consent of the Company, to assign all or any portion of their respective rights, interests and obligations hereunder to a wholly owned direct or indirect Subsidiary of Parent or to any of their respective Affiliates, or to any debt financing sources (including the Debt Financing sources) for purposes of creating a security interest herein or otherwise assigning as collateral in respect of any debt financing (including the Debt Financing), but no such assignment shall relieve Parent or Merger Sub of any of its obligations hereunder. This Agreement shall be binding upon and inure solely to the benefit of each Party and their respective permitted successors and permitted assigns and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except (a) from and after the Closing, as set forth in Section 4.8 (Indemnification of Directors and Officers), (b) from and after the Closing, (i) the rights of the holders of Shares to receive the Per Share Merger Consideration to which they are entitled to receive in accordance with Section 1.5(a)(iii) and (ii) the rights of the holders of the Company Options, the Company RSUs, the Company PSUs and the Company MSUs to receive such amounts as provided for in Section 1.5(a)(iv) through Section 1.5(a)(vii), as applicable, (c) as provided in Section 6.2, Section 6.3, Section 7.7, Section 7.15 and Section 7.16, and (d) this Section 7.6 in respect of clauses (b) and (c).

Section 7.7 Specific Performance.

(a) The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that money damages or other legal remedies would not be an adequate remedy for any such damage. It is accordingly agreed that, subject to Section 7.7(b), prior to any valid termination of this Agreement in accordance with Section 6.1, (i) each Party (on behalf of itself or any third-party beneficiary to this Agreement) shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity and (ii) the Parties shall waive, in any Proceeding for specific performance, the defense of adequacy of a remedy at law. Each Party further agrees that no other Party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 7.7, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. Subject to Section 7.7(b), the Parties agree not to raise any objections to (i) the granting of an injunction, specific performance or other equitable relief to prevent or restrain breaches or threatened breaches of this Agreement by the Company, on the one hand, or Parent and Merger Sub, on the other hand and (ii) the specific performance of the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants, obligations and agreements of Parent and Merger Sub pursuant to this Agreement. A Party’s pursuit of specific performance at any time shall not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which such Party may be entitled, including the right to pursue remedies for Liabilities or damages incurred or suffered by such Party in the case of a breach of this Agreement involving fraud or willful breach, in each case, subject to the terms, conditions and limitations set forth in this Agreement.

(b) Notwithstanding Section 7.7(a) or anything in any Transaction Document or otherwise to the contrary, and subject in all respects to this Section 7.7(b), in no event shall the Company or any Affiliate or stockholder thereof (or any of the foregoing’s respective representatives) be entitled to enforce or seek to enforce specifically Parent’s or Merger Sub’s obligation to cause all or any portion of the Equity Financing to be funded (whether under this Agreement or the Equity Commitment Letter) or otherwise cause Parent or Merger Sub to take action to consummate the Merger or the other Transactions or any other Transaction Document or otherwise (including the obligation to pay all or any portion of the Per Share Merger Consideration) unless and only if: (i) all of the conditions set forth in Section 5.1 and Section 5.2 have been and continue to be satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions at the Closing), (ii) the Debt Financing has been (or will concurrently be) received by Parent in full in accordance with the terms thereof, or the Debt Financing Sources have irrevocably confirmed in writing to the Parties that the Debt Financing will be funded in full at the Closing if the Equity Financing is funded at the Closing (provided, that Parent and Merger Sub shall not be required to draw down the Equity Commitment Letter or consummate the Closing if the Debt Commitment Letter are not in fact funded at the Closing), (iii) Parent and Merger Sub have failed to complete the Closing by the date the Closing is required to have occurred pursuant to Section 1.3, (iv) the Company has irrevocably confirmed in writing to Parent that (A) if specific performance is granted and the Equity Financing and Debt Financing are funded, then the Closing will occur substantially simultaneously with the drawdown of the Equity Financing and the Debt Financing (and the Company has not revoked, withdrawn, modified or conditioned such confirmation) and (B) the Company is prepared, willing and able to effect the Closing and the other Transactions in accordance with the terms of this Agreement and (v) Parent and Merger Sub fail to complete the Closing within three Business Days after delivery of the Company’s irrevocable written confirmation; provided, that the Company remains ready, willing and able to consummate the Closing during such three Business Day period. Notwithstanding anything else to the contrary in any Transaction Document or otherwise, for the avoidance of doubt, while the Company may, subject in all respects to Section 6.2, Section 6.3, this Section 7.7(b) and Section 7.16 (including, in each case, the limitations set forth therein), concurrently seek (x) specific performance or other equitable relief, subject in all respects to this Section 7.7(b), and (y) payment of the Parent Termination Fee, if, as and when required pursuant to Section 6.3(b), under no circumstances shall the Company, directly or indirectly, be permitted or entitled to receive (1) both a grant of specific performance to cause the Equity Financing to be funded (whether under this Agreement or the Equity Commitment Letter) or other equitable relief, on the one hand, and/or the payment of all or any portion of the Parent Termination Fee and/or any amount, if any, as and when due, pursuant to Section 6.3(d), on the other hand, or (2) both payment of any monetary damages whatsoever, on the one hand, and payment of any of the Parent Termination Fee and/or any amount, if any, as and when due, pursuant to Section 6.3(d), on the other hand.

Section 7.8 Governing Law. This Agreement and all claims arising out of this Agreement shall be governed by, and construed in accordance with, the internal Laws of the State of Delaware (whether arising in contract, tort, equity or otherwise), without regard to any conflicts of law principles that would result in the application of any Law other than the Law of the State of Delaware.

Section 7.9 Consent to Jurisdiction. The Parties hereby irrevocably and unconditionally submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, if such court shall not have jurisdiction, any Superior Court of the State of Delaware or federal court of the United States of America located within the State of Delaware, solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby and thereby, and, to the fullest extent permitted by applicable Law, hereby waive, and agree not to assert, as a defense in any action, suit or other Proceeding for the interpretation or enforcement hereof or thereof, that it is not subject thereto or that such action, suit or other Proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the Parties irrevocably and unconditionally agree that all claims with respect to such action, suit or other Proceeding shall be heard and determined in the Delaware Court of Chancery or, to the extent otherwise required by applicable Law, the Superior Court of the State of Delaware or federal court of the United State of America located within the State of Delaware. The Parties hereby consent to and grant any such court jurisdiction over such Parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action, suit or Proceeding in the manner provided for notices in Section 7.3 or in such other manner as may be permitted by applicable Law, shall be valid and sufficient service thereof. With respect to any particular action, suit or other Proceeding, venue shall lie solely in the Court of Chancery of the State of Delaware, to the extent otherwise required by applicable Law, the Superior Court of the State of Delaware or such federal court located within the State of Delaware. The Parties further agree, to the extent permitted by applicable Law, that final and non-appealable judgment against a Party in any Proceeding contemplated above shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified or exemplified copy of which shall be conclusive evidence of the fact and amount of such judgment.

Section 7.10 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, EQUITY OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS OR THE ACTIONS OF ANY PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF OR THEREOF. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A PROCEEDING, (B) SUCH PARTY HAS CONSIDERED AND UNDERSTANDS THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.10.

Section 7.11 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission or by e-mail of a .pdf, .tif, .jpeg or similar attachment (“Electronic Delivery”) in two or more counterparts, and by the different Parties in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Any such counterpart, to the extent delivered using Electronic Delivery shall be treated in all manner and respects as an original executed counterpart and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party shall raise the use of Electronic Delivery to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery as a defense to the formation of a contract, and each such Party forever waives any such defense, except to the extent that such defense relates to lack of authenticity.

Section 7.12 Amendment. This Agreement may be amended by the Company, Parent and Merger Sub by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time provided, that any modification or amendment of Section 6.2 (solely to the extent that it relates to the Debt Financing Sources Related Parties), Section 6.3 (solely to the extent that it relates to the Debt Financing Sources Related Parties), Section 7.10 (solely to the extent that it relates to the Debt Financing Sources Related Parties), this proviso of Section 7.12, Section 7.15 or Section 7.16 (solely to the extent that it relates to the Debt Financing Sources Related Parties) and the definitions of “Debt Commitment Letter”, “Debt Financing”, “Debt Financing Sources” and “Debt Financing Sources Related Parties” that is adverse to the interests of the Debt Financing Sources Related Parties, will not be effective against the Debt Financing Sources Related Parties without the prior written consent of the Debt Financing Sources. This Agreement may not be amended except by an instrument in writing signed by the Parties.

Section 7.13 Waiver. At any time prior to the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may (i) extend the time for the performance of any of the obligations or other acts of the other, (ii) waive any inaccuracies in the representations and warranties of the other contained herein or in any Transaction Document and (iii) waive compliance by the other with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given. No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy, and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

Section 7.14 Rules of Construction.

(a) The Parties have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, hereby waive, with respect to this Agreement and each Exhibit and each Schedule attached hereto, the application of any Law or rule of construction providing that ambiguities in an agreement or other document shall be construed against the Party drafting such agreement or document.

(b) When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of, or an Exhibit to this Agreement or Schedule to the Company Disclosure Letter unless otherwise indicated. The words “hereof,” “herein,” “hereto” and “hereunder” and words of similar import when used in this Agreement will refer to this Agreement as a whole (including any exhibits and schedules to this Agreement) and not to any particular provision of this Agreement. The words “include,” “including,” or “includes” when used herein shall be deemed in each case to be followed by the words “without limitation” or words having similar import. The words “ordinary course of business shall be deemed to be followed by the words “consistent with past practice.” The phrases “delivered,” “made available,” “provided to,” “furnished to,” and phrases of similar import when used herein, unless the context otherwise requires, shall mean that a true, correct and complete paper copy of the information or material referred to has been provided to the Party to whom such information or material is to be provided, have been deposited by the Company or Parent in the electronic datarooms maintained for the Transactions by the Company or Parent, as applicable, or publicly filed by the Company with the SEC, in each case, at least three Business Days prior to the Agreement Date. The headings and table of contents in this Agreement are included for convenience of reference only and will not limit or otherwise affect the meaning or interpretation of this Agreement. Where a reference is made to a Contract, instrument or Law, such reference is to such Contract, instrument or Law as amended, modified or supplemented, including (in the case of Contracts or instruments) by waiver or consent and (in the case of Law) by succession of comparable successor Law and references to all attachments thereto and instruments incorporated therein. Unless the context of this Agreement otherwise requires: (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereunder” and derivative or similar words refer to this entire Agreement, (iv) references to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection, (v) references to any Person include the successors and permitted assigns of that Person and (vi) references from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.”

Section 7.15 Financing Parties. Notwithstanding anything in this Agreement to the contrary, the Company on behalf of itself, its Subsidiaries and each of its controlled Affiliates hereby: (a) agrees that any Proceeding, whether in Law or in equity, whether in Contract or in tort or otherwise, involving the Debt Financing Sources Related Parties, arising out of or relating to, this Agreement, the Debt Financing or any of the agreements (including the Debt Commitment Letter) entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such Proceeding to the exclusive jurisdiction of such court, (b) agrees that any such Proceeding shall be governed by the Laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the Laws of another state), except as otherwise provided in the Debt Commitment Letter or other applicable definitive document relating to the Debt Financing, (c) agrees not to bring or support or permit any of its Affiliates to bring or support any Proceeding of any kind or description, whether in Law or in equity, whether in Contract or in tort or otherwise, against any Debt Financing Sources Related Party in any way arising out of or relating to, this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York, (d) agrees that service of process upon the Company, its Subsidiaries or its controlled Affiliates in any such

Proceeding or proceeding shall be effective if notice is given in accordance with Section 7.3, (e) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Proceeding in any such court, (f) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any Proceeding brought against the Debt Financing Sources Related Parties in any way arising out of or relating to, this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (g) agrees that none of the Debt Financing Sources Related Parties will have any Liability to the Company or any of its Subsidiaries or any of their respective controlled Affiliates or Representatives (in each case, other than Parent, Merger Sub or their respective Subsidiaries) relating to or arising out of this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in Law or in equity, whether in Contract or in tort or otherwise and (h) agrees that the Debt Financing Sources Related Parties are express third party beneficiaries of, and may enforce, any of the provisions of Section 6.2 (solely to the extent that it relates to the Debt Financing Sources Related Parties), Section 6.3 (solely to the extent that it relates to the Debt Financing Sources Related Parties), Section 7.10 (solely to the extent that it relates to the Debt Financing Sources Related Parties), Section 7.12 (solely to the extent that it relates to the Debt Financing Sources Related Parties), this Section 7.15 and Section 7.16 and that such provisions and the definitions of “Debt Commitment Letter”, “Debt Financing”, “Debt Financing Sources” and “Debt Financing Sources Related Parties” and the provisions of the aforementioned sections (as it relates to the Debt Financing Sources Related Parties) shall not be amended in any way adverse to the Debt Financing Sources Related Parties without the prior written consent of the Debt Financing Sources Related Parties.

Section 7.16 Non-Recourse

Section 7.17. Each Party agrees, on behalf of itself and its Related Parties, that all Proceedings (whether in Contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to: (a) this Agreement, any of the other Transaction Documents or any of the transactions contemplated hereunder or thereunder (including the Financing); (b) the negotiation, execution or performance this Agreement or any of the other Transaction Documents (including any representation or warranty made in connection with, or as an inducement to, this Agreement or any of the other Transaction Documents); (c) any breach or violation of this Agreement or any of the other Transaction Documents and (d) any failure of any of the transactions contemplated hereunder or thereunder (including the Financing) to be consummated, in each case, may be made only against (and are those solely of) the Persons that are, in the case of this Agreement, expressly identified as parties to this Agreement, and in the case of the other Transaction Documents, Persons expressly identified as parties to such Transaction Documents and in accordance with, and subject to the terms and conditions of, this Agreement or such Transaction Documents, as applicable. Notwithstanding anything in this Agreement or any of the other Transaction Documents to the contrary, each Party agrees, on behalf of itself and its Related Parties, that no recourse under this Agreement or any of the other Transaction Documents or in connection with any of the transactions contemplated hereunder (including the Financing) or under any other Transaction Document will be sought or had against any other Person, including any Related Party and any Debt Financing Sources Related Party, and no other Person, including any Related Party and any Debt Financing Sources Related Party, will have any Liabilities (whether in Contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise), for any claims, causes of action or Liabilities arising under, out of, in connection with or related in any manner to the items in the immediately preceding clauses (a) through (d), it being expressly agreed and acknowledged that no personal Liability or losses whatsoever will attach to, be imposed on or otherwise be incurred by any of the aforementioned, as such, arising under, out of, in connection with or related in any manner to the items in the immediately preceding clauses (a) through (d), in each case, except for claims that the Company, Parent or Merger Sub, as applicable, may assert (subject, with respect to the following clauses (ii) and (iii), in all respects to the limitations set forth in Section 6.2, Section 6.3(d), Section 6.3(e), Section 6.3(f), Section 7.7 and this Section 7.16) (i) against any Person that is party to, and solely pursuant to the terms and conditions of, the Confidentiality Agreement, (ii) against each Guarantor under, if, as and when required pursuant to the terms and conditions of the Limited Guarantee, (iii) against each Guarantor for specific performance of its obligation to fund its committed portions of the Equity Financing solely in accordance with, and pursuant to the terms and conditions of, Section 6 of the Equity Commitment Letter, or (iv) against the Company, Parent and Merger Sub solely in accordance with, and pursuant to the terms and conditions of, this Agreement. Notwithstanding anything to the contrary in this Agreement or any of the other Transaction Documents, no Parent Related Party or Debt Financing Sources Related Party will be responsible or liable for any multiple, consequential, indirect, special, statutory, exemplary or punitive damages that may be alleged as a result of this Agreement or any of the other Transaction Documents or any of the transactions contemplated hereunder or thereunder (including the Financing), or the termination or abandonment of any of the foregoing.

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

PHOTO HOLDINGS, LLC

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

PHOTO HOLDINGS MERGER SUB, INC.

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

SHUTTERFLY, INC.

By:	/s/ Christopher North
Name:	Christopher North
Title:	Chief Executive Officer

Exhibit A

CERTAIN DEFINITIONS

“Acceptable Confidentiality Agreement” means a confidentiality agreement that (a) contains provisions that are at least as restrictive as those contained in the Confidentiality Agreement; provided that such confidentiality agreement need not contain any standstill provision, (b) does not prohibit the Company from complying with Section 4.4 or contain terms that would restrict in any manner the Company’s ability to consummate the Transactions and (c) does not include any provision calling for an exclusive right to negotiate with the Company prior to the termination of this Agreement.

“Acquisition Inquiry” means an inquiry, indication of interest or request for non-public information (other than an inquiry, indication of interest or request for information made or submitted by Parent, Merger Sub, Parent’s Affiliates or the Parent Representatives) that would reasonably be expected to lead to an Acquisition Proposal.

“Acquisition Proposal” means any proposal or offer (whether written or otherwise) from any Person or group (other than Parent or its Subsidiaries) relating to, in a single transaction or series of related transactions, (a) any (i) direct or indirect acquisition or license of the assets or business of the Company or any of its Subsidiaries (including securities, assets or business of the Subsidiaries of the Company) equal to more than 15% of the Company’s consolidated assets or to which more than 15% of the Company’s revenues or earnings on a consolidated basis are attributable, (ii) direct or indirect acquisition or issuance (whether by merger, consolidation, spin-off, share exchange (including a split-off), business combination or similar transaction involving an acquisition of the Company) of more than 15% of any class of voting equity securities of the Company, (b) any tender offer or exchange offer, as defined pursuant to the Exchange Act, that if consummated would result, directly or indirectly, in any Person or group (or the shareholders of any Person or group) beneficially owning 15% or more of the outstanding voting power of the Company, (c) any merger, consolidation, business combination, share exchange, recapitalization, liquidation, dissolution or other similar transaction involving the Company that would result in any Person or group (or the shareholders of any Person or group) beneficially owning, directly or indirectly, more than 15% of the outstanding voting power of the Company or 15% of the voting power of the surviving entity in a merger involving the Company or the resulting direct or indirect parent of the Company or such surviving entity (or any securities convertible into, or exchangeable for, securities representing such voting power), (d) a reorganization, recapitalization, liquidation or dissolution of the Company or (e) any other transaction having a similar effect to those described in the foregoing clauses (a) through (d). Whenever the term “group” is used in this Agreement, it shall have the definition set forth in Rule 13d-3 of the Exchange Act.

“Affiliate” means (a) in the case of an individual, the members of the immediate family (including parents, siblings and children) of (i) the individual, (ii) the individual’s spouse and (iii) any Business Entity that directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, any of the foregoing individuals, or (b) in the case of a Business Entity, another Business Entity or a Person that directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such Business Entity; provided, that (other than in the case of the definition of Parent Related Party, or for purposes of Section 2.26, Section 4.2, Section 4.6, Article VI and Section 7.16) in no event shall Parent, Merger Sub or any of their respective Subsidiaries be considered an Affiliate of any portfolio company or investment fund (excluding investment funds focused on private equity) affiliated with Apollo Global Management, LLC, nor shall any portfolio company or investment fund (excluding investment funds focused on private equity) affiliated with Apollo Global Management, LLC, be considered to be an Affiliate of Parent, Merger Sub or any of their respective Subsidiaries. For purposes of this definition, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Business Entity, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Business Entity, whether through the ownership of voting securities, by Contract or otherwise. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Business Entity, whether through the ownership of securities or partnership or other ownership interests, by Contract or otherwise.

“Anti-Corruption Law” means the U.S. Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act of 2010, and all other applicable anti-bribery or anti-corruption Laws.

“Antitrust Law” means, individually and collectively, the HSR Act, the U.S. Sherman Act, the U.S. Clayton Act, the U.S. Federal Trade Commission Act, and any other applicable U.S. federal or state, or foreign, statutes, rules, regulations, orders or decrees that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

“Associated Party” means, with respect to the Company, any former or current direct or indirect equity holders, controlling Persons, stockholders, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners, and such Person’s affiliates or immediate family members.

“Business Day” means a day other than Saturday, Sunday or other day on which commercial banks in New York, New York or San Francisco, California are authorized or required by applicable Law to be closed.

“Business Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or group (as defined in Section 13(d)(3) of the Exchange Act).

“Cause” shall be as defined in the individual’s employment, retention, or award agreement, as applicable, or otherwise shall mean (i) gross negligence or willful misconduct in the performance of duties to the Company, the Surviving Corporation and/or the Parent, (ii) commission of any act of fraud or material dishonesty with respect to the Company, the Surviving Corporation and/or the Parent, (iii) conviction of, or plea of guilty or “no contest” to, a felony or a crime of moral turpitude or dishonesty, (iv) material breach of any proprietary-information and inventions agreement with the Company, the Surviving Corporation and/or the Parent or any other unauthorized use or disclosure of the Company’s, the Surviving Corporation’s and/or the Parent’s confidential information or trade secrets, and/or (v) repeated failure to perform duties reasonably assigned by the Company, the Surviving Corporation and/or the Parent; provided, however, that if any such event constituting Cause is reasonably curable, the affected individual shall, after having received written notice from the Company, the Surviving Corporation and/or the Parent, be entitled to at least 30 days to cure such event constituting Cause before it may be deemed to constitute Cause, and such event will constitute Cause only if remaining uncured upon the expiration of such cure period.

“COBRA” means the U.S. Consolidated Omnibus Budget Reconciliation Act of 1985.

“Code” means the U.S. Internal Revenue Code of 1986.

“Company Assets” means any properties or assets of the Company or any of its Subsidiaries.

“Company Benefit Plan” means each “employee benefit plan” as defined in ERISA (whether or not subject to ERISA), and any other plan, policy, program, practice, agreement, understanding or arrangement (whether written or oral, qualified or nonqualified, funded or unfunded, foreign or domestic, currently effective or terminated) providing compensation or other benefits to any current or former director, officer, employee, consultant or independent contractor (or to any dependent or beneficiary thereof) of the Company, its Subsidiaries or any ERISA Affiliate, including all incentive, bonus, pension, profit sharing, consulting, employment, retirement, deferred compensation, severance, vacation, paid time off, holiday, cafeteria, medical, disability, death benefit, workers’ compensation, fringe benefit, change in control, stock purchase, stock option, stock appreciation, phantom stock, restricted stock or other stock-based compensation plans, policies, programs, practices, agreements or arrangements, which are now maintained, sponsored or contributed to by the Company, a Subsidiary of the Company or any ERISA Affiliate, or under which the Company, a Subsidiary of the Company or any ERISA Affiliate has any material Liability or obligations.

“Company Common Stock” means the common stock, $0.0001 par value per share, of the Company.

“Company Equity Plans” means: (a) the Company’s 2006 Equity Incentive Plan, and (b) the Company’s 2015 Equity Incentive Plan.

“Company IP” means the Company Registered IP and all other Intellectual Property Rights owned by the Company or any of its Subsidiaries.

“Company Material Adverse Effect” means any Effect that, individually or in the aggregate with all other Effects, (x) materially adversely effects the business, financial condition, assets or results of operations of the Company and its Subsidiaries, taken as a whole or (y) arose from an action taken by the Company or any of Subsidiaries that would prevent or materially delay the consummation of the Transactions past the Outside Date; provided that solely with respect to the foregoing clause (x), none of the following Effects (and no Effect that directly results from or arises in connection with the following) shall constitute or shall be taken into account in determining whether there is a Company Material Adverse Effect to the extent resulting from or arising out of: (a) changes in or affecting general business, economic, regulatory or legislative conditions or securities, financial, credit or capital market conditions (including changes generally in prevailing interest rates, currency exchange rates, credit markets or equity price levels or trading volumes) anywhere in the world in which the Company and its Subsidiaries operate, (b) changes in the trading volume or trading price of Shares (provided that the facts and circumstances giving rise to such changes in such volume or price may be deemed to constitute, and may be taken into account in determining whether there is, a Company Material Adverse Effect), (c) changes in the industry in which the Company and its Subsidiaries operate, (d) national or international political conditions, acts of war (whether or not declared), the threat, commencement, continuation or escalation of a war, acts of armed hostility, sabotage, terrorism or cyber intrusion, or other international or national calamity or any worsening of such conditions, or any government shutdown, (e) changes (or prospective changes) in Law or GAAP (or in the interpretation thereof), (f) any failure by the Company to meet its guidance or any published analyst projections, estimates or expectations of the Company’s past or projected revenue, earnings or other financial performance or results of operations for any period, in and of itself, and any resulting analyst downgrade of the Company’s securities, or any failure by the Company to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (provided that the facts and circumstances giving rise to such failures may be deemed to constitute, and may be taken into account in determining whether there is a Company Material Adverse Effect if such facts and circumstances are not otherwise excluded under this definition), (g) any legal or related Proceedings made or brought by any of the current or former Company Stockholders (on their own behalf or on behalf of the Company) against the Company or the Company Board, relating to, in connection with, or arising out of the Transactions, including the Proxy Statement, (h) Effects directly or indirectly attributable to the execution, announcement or pendency of this Agreement, the Snapfish Transaction Agreement or the anticipated consummation of the Transactions (including the identity of, or any facts or circumstances relating to, Parent as the acquirer of the Company) or the transactions contemplated by the Snapfish Transaction Agreement, including the impact thereof on relationships, contractual or otherwise, with officers, employees, customers, suppliers, distributors, vendors, licensors, licensees, lenders, investors, Governmental Authorities, subcontractors or partners (including the exercise, or prospective exercise, by any party of rights that arise upon a change of control); provided that this subclause (h) shall not apply to any representations and warranties forth in Section 2.4 or the condition set forth in Section 5.2(a) to the extent related thereto, (i) fires, epidemics, quarantine restrictions, earthquakes, hurricanes, tornadoes or other natural or man-made disaster or any other national or international calamity, crisis or disaster and (j) except for the obligation of the Company and its Subsidiaries set forth in the first sentence of Section 4.1, any Effects resulting from or arising out of (i) the failure by the Company or any of its Subsidiaries to take any action expressly prohibited by this Agreement or (ii) any actions taken by the Company or any of its Subsidiaries as expressly required by this Agreement or with the prior written consent, or at the prior written request, of Parent or Merger Sub after disclosure to Parent of all material facts and information; provided that, with respect to clauses (a), (c), (d), (e) and (i), only to the extent such Effect does not adversely affect the Company and its Subsidiaries, taken as a whole, in a disproportionate manner relative to other similarly situated participants in the industry in which the Company and its Subsidiaries operate (in which case only the incremental disproportionate impact or impacts may be taken into account in determining whether there has been a Company Material Adverse Effect).

“Company MSU” means an MSU issued under any of the Company Equity Plans.

“Company Options” means options to purchase Shares from the Company (whether granted by the Company pursuant to the Company Equity Plans, assumed by the Company or otherwise).

“Company Organization Documents” means the Company Certificate, the Company Bylaws, and the certificate of incorporation, bylaws or other comparable charter, formation or organizational documents of any Subsidiary of the Company

“Company PSU” means a PSU issued under any of the Company Equity Plans.

“Company Registered IP” means the Registered IP owned by the Company or any of its Subsidiaries.

“Company RSU” means an RSU issued under any of the Company Equity Plans.

“Company Stockholder” means a holder of Company Common Stock.

“Compliant” means, with respect to the Required Financial Information, that (i) such Required Financial Information does not contain any untrue statement of a material fact regarding the Company and its Subsidiaries, or omit to state any material fact regarding the Company and its Subsidiaries necessary in order to make such Required Financial Information not misleading under the circumstances, (ii) such Required Financial Information complies in all material respects with all applicable requirements of Regulation S-K and Regulation S-X under the Securities Act for a registered public offering of non-convertible debt securities on a registration statement on Form S-1 that are applicable to such Required Financial Information (other than such provisions for which compliance is not customary in a Rule 144A offering of high yield debt securities) and (iii) the financial statements and other information included in such Required Financial Information would not be deemed stale or otherwise be unusable under customary practices for offerings and private placements of high-yield debt securities under Rule 144A promulgated under the Securities Act and are sufficient to permit the Company’s independent public accountants to issue a customary “comfort” letter to the Debt Financing Sources to the extent required as part of the debt financing contemplated by the Debt Commitment Letter, including as to negative assurances and change period, in order to consummate any offering of debt securities on any day during the Marketing Period (and such accountants have confirmed they are prepared to issue a comfort letter subject to their completion of customary procedures).

“Confidentiality Agreement” means that certain letter agreement, dated February 27, 2019, between the Company and Apollo Management IX, L.P.

“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization), or the expiration or termination of any statutory waiting periods.

“Constructive Termination” shall be as defined (or as the term “Good Reason” is defined) in the individual’s employment, retention, or award agreement, as applicable, or otherwise shall mean: (i) a material reduction in the holder’s base salary, other than as part of an across-the-board reduction applicable to all Company executives of less than 10%; or (ii) the relocation of the Company’s corporate office at which holder works by more than fifty (50) miles, which relocation materially increases holder’s commuting distance. For the holder to receive the benefits under a Constructive Termination as a result of a voluntary resignation, all of the following requirements must be satisfied: (1) the holder must provide notice to his or her employer of his or her intent to assert a Constructive Termination resignation within sixty (60) days of the initial existence of one or more of the conditions; (2) the Company will have thirty (30) days (the “Company Cure Period”) from the date of such notice to remedy the condition and, if it does so, the holder may withdraw his or her resignation or may resign with no benefits and (3) any termination of employment under this provision must occur within ten (10) days of the earlier of expiration of the Company Cure Period or written notice from the employer that it will not undertake to cure the condition. Should the employer remedy the condition as set forth above, after which cure one or more of the conditions arises, then the holder may assert a Constructive Termination again, subject to all of the conditions set forth herein.

“Contract” means any legally binding agreement, contract, subcontract, lease, understanding, arrangement, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy or commitment or undertaking of any nature that is currently effective (in each case, whether written or oral).

“Credit Facility” means the Credit Agreement, dated as of August 17, 2017, among the Company, as borrower, the lender parties thereto and Morgan Stanley Senior Funding, Inc., as administrative agent and collateral agent, as amended, restated, amended and restated, supplemented or otherwise modified from time to time.

“Debt Financing Sources Related Party” means the Debt Financing Sources, together with their respective Affiliates, and the respective future, current and former directors, officers, employees, partners, members, managers, agents, advisors, attorneys, controlling persons, and the other representatives, successors and assigns of each of the foregoing.

“DGCL” means the Delaware General Corporation Law.

“Effect” means any change, event, development, occurrence, state of facts, circumstance or effect.

“Enforceability Exceptions” any applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, and general equitable principles

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

“Environmental Claim” means any written claim, Proceeding, complaint, or notice of violation alleging violation of, or Liability under, any Environmental Laws.

“Environmental Laws” means any applicable foreign, federal, state or local Laws, statutes, regulations, codes, ordinances, permits, decrees, orders or common Law relating to, or imposing standards regarding the protection or cleanup of the environment, any Hazardous Materials Activity, the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources, or the exposure of any individual to Hazardous Materials, including protection of health and safety of employees. Environmental Laws shall include, without limitation, the following U.S. statutes: the Federal Insecticide, Fungicide Rodenticide Act, Resource Conservation & Recovery Act, Clean Water Act, Safe Drinking Water Act, Atomic Energy Act, Occupational Safety and Health Act, Toxic Substance Control Act, Clean Air Act, Comprehensive Environmental Response, Compensation and Liability Act, Emergency Planning and Community Right to Know Act, Hazardous Materials Transportation Act and all analogous or related foreign, federal state or local Law, each as amended.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any Person, trade or business which is considered a single employer with the Company or any Subsidiary of the Company under Section 4001 of ERISA or Section 414 of the Code.

“Exchange Act” means the U.S. Securities Exchange Act of 1934.

“Excluded Information” means (1) pro forma financial statements, (2) information regarding any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other post-Closing pro forma adjustments, desired to be incorporated into any information used in connection with the Debt Financing, (3) description of all or any portion of the Financing, including any “description of notes”, (4) risk factors relating to all or any component of the Financing or (5) any other information required by Rules 3-10 or 3-16 of Regulation S-X under the Securities Act, any Compensation Discussion and Analysis or other information required by Item 402 of Regulation S-K under the Securities Act or any other information customarily excluded from an offering memorandum for private placements of any non-convertible high-yield debt securities under Rule 144A promulgated under the Securities Act.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any (i) U.S., foreign, international, federal, state, provincial, municipal or local government, government agency, commission, department, board or bureau, quasi-governmental entity of any kind, court, tribunal, arbitrator or arbitral body (public or private), administrative agency or commission or other governmental or regulatory authority or instrumentality or any other body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or other similar power of any nature, (ii) any self-regulatory organization or stock exchange, including the NASDAQ, or (iii) any political subdivision of any of the foregoing.

“Governmental Authorization” means any Consent, permit, license, Order, certificate, franchise, permission, variance, expiration, easement, waiver or termination of applicable waiting periods, approval, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority pursuant to any Law.

“Hazardous Materials” means any infectious, carcinogenic, radioactive, toxic or hazardous chemical or chemical compound, or any pollutant, contaminant or hazardous substance, material or waste, in each case, whether solid, liquid or gas, including petroleum, petroleum products, by products or derivatives and asbestos and any other substance, material or waste that is subject to regulation, control or remediation under any Environmental Law.

“Hazardous Materials Activity” means the transportation, transfer, recycling, storage, use, disposal, arranging for disposal, treatment, manufacture, removal, remediation, release, exposure of others to, sale, or distribution of any Hazardous Materials or any product or waste containing a Hazardous Material, or product manufactured with ozone depleting substances, including any required labeling, payment of waste fees or charges (including so called eWaste fees) and compliance with any product take back or product content requirements.

“HSR Act” means the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indebtedness” means, with respect to any Person, (a) indebtedness for borrowed money, whether current or funded, secured or unsecured, including that evidenced by notes, bonds, debentures or other similar instruments, (b) all letters of credit, bank guarantees, performance or surety bonds issued for the account of such Person, in each case, solely to the extent drawn, (c) all lease obligations of such Person which are required to be capitalized on the books and records of such Person, and any leases required to be capitalized in accordance with GAAP, (d) all Indebtedness of others secured by a Lien on property or assets owned or acquired by such Person, whether or not the Indebtedness secured thereby has been assumed, (e) all obligations of such Person pursuant to securitization or factoring programs or arrangements, (f) net cash payment obligations of such Person under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated on the date of determination), (g) any outstanding guarantees of obligations of the type described in clauses (a) through (f) above and (h) interest, premium, fees, expenses, penalties (including prepayment and early termination penalties) and other amounts owing in respect of all items in clauses (a) through (i) above .

“Intellectual Property Rights” means any and all industrial and intellectual property rights and all intangible rights associated therewith, throughout the world, including (a) all patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof, (b) all rights in inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know how, Technology, (c) all rights in industrial designs and any registrations and applications therefor, (d) all rights in trade names, logos, trade dress, trademarks and service marks, trademark and service mark registrations, trademark and service mark applications, and any and all goodwill associated with and symbolized by the foregoing items, (e) all rights in Internet domain name registrations, Internet and World Wide Web URLs or addresses and social media identifiers (such as a Twitter® Handle) and related accounts, (f) all copyrights, copyright registrations and applications therefor, and all other rights corresponding thereto, (g) all rights in mask works, mask work registrations and applications therefor, and any equivalent or similar rights in semiconductor masks, layouts, architectures or topology and (h) all rights in moral and economic rights of authors and inventors, however denominated.

“Intervening Event” means any material event or development or material change in circumstances with respect to the Company and its Subsidiaries taken as a whole that, irrespective of when such event, development or change occurred, (a) was not known to the Company Board (or any member thereof) as of, or prior to, the Agreement Date, or if known or reasonably foreseeable, the magnitude or consequences of which were not known, understood or reasonably foreseeable by the Company Board (or any member thereof) as of the Agreement Date and (b) does not relate to any Acquisition Inquiry or Acquisition Proposal; provided, that (i) in no event shall any action that is taken by Parent to the extent required by the affirmative covenants set forth in Section 4.5, and the consequences of any such action, constitute an Intervening Event and (ii) in no event shall any change in the market price, trading volume or ratings of any securities or Indebtedness of the Company or any of its Subsidiaries constitute an Intervening Event; provided that the underlying causes of any such change may be considered in determining whether an Intervening Event has occurred.

“IRS” means the U.S. Internal Revenue Service.

“knowledge” means, with respect to the Company and with respect to any matter in question, the actual knowledge of the Persons set forth on Schedule A of the Company Disclosure Letter, and, with respect to Parent, any executive officer of Parent.

“Law” means any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, order, award, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority (or under the authority of the NASDAQ).

“Liability” means any known or unknown liability, Indebtedness, obligation or commitment of any kind, nature or character (whether accrued, absolute, contingent, matured, unmatured or otherwise, and whether or not required to be recorded or reflected on a balance sheet prepared under GAAP).

“Liens” means any mortgages, liens, easement, sublease, right of way, pledges, security interests, hypothecations, claims, deeds of trust, options, rights of first offer or refusal, restrictions on transfer, charges, covenant, condition, title defects, encroachments or other survey defects, easements or other encumbrances in respect of any property or asset.

“Marketing Period” means the first period of 18 consecutive days commencing after the date of this Agreement throughout and at the end of which (i) Parent has the Required Financial Information and the Required Financial Information is Compliant, (ii) the conditions set forth in Article V are satisfied (other than those conditions that by their terms are to be satisfied or waived (if permitted hereunder) at the Closing, but subject to the satisfaction or waiver (if permitted hereunder) of such conditions at the Closing) and (iii) nothing has occurred and no condition exists that would cause any of the conditions set forth in Article V to fail to be satisfied (other than those conditions that by their terms are to be satisfied or waived (if permitted hereunder) at the Closing, but subject to the satisfaction or waiver (if permitted hereunder) of such conditions at the Closing), assuming that the Closing were to be scheduled at any time during such 18 consecutive calendar day period; provided that (A) July 4, 2019 and July 5, 2019 and November 27, 2019 through November 29, 2019 shall not be considered days for purposes of such period (provided, however, that such exclusion shall not restart such period) and (B) if such 18 consecutive calendar day period shall not have fully elapsed on or prior to August 16, 2019, then such period will not commence any earlier than September 3, 2019; provided, further, that (1) the Marketing Period shall end on any earlier date prior to the expiration of such 18 consecutive calendar day period if the Debt Financing is closed on such earlier date and (2) the Marketing Period shall not commence or be deemed to have commenced if, after the Agreement Date and prior to the completion of such 18 consecutive calendar day period, (I) the Company’s independent accountants shall have withdrawn their audit opinion with respect to any audited financial statements (or portion thereof) contained in or that include the Required Financial Information, in which case such 18 consecutive calendar day period shall not commence or be deemed to commence unless and until, at the earliest, a new unqualified audit opinion is issued with respect to such audited financial statements (or portion thereof) for the applicable periods by the independent accountants of the Company or another independent public accounting firm of recognized national standing reasonably acceptable to Parent, (II) the Company shall have publicly announced any intention to, or determines that it must, restate any financial statements or other financial information included in or that includes the Required Financial Information or any such restatement is under active consideration, in which case such 18 consecutive calendar day period shall not commence or be deemed to commence unless and until, at the earliest, such restatement has been completed and the applicable Required Financial Information has been amended and updated or the Company has announced that it has concluded that no restatement shall be required in accordance with GAAP, (III) any Required Financial Information would not be Compliant at any time during such 18 consecutive calendar day period or otherwise ceases to meet the requirement of “Required Financial Information” as defined, in which case such 18 consecutive calendar day period shall not commence or be deemed to commence unless and until, at the earliest, such Required Financial Information is updated or supplemented so that it is Compliant and meets the definition of “Required Financial Information” (it being understood that if any Required Financial Information provided at the commencement of such 18 consecutive calendar day period ceases to be Compliant or meet the definition of “Required Financial Information” during such 18 consecutive calendar day period, then such 18 consecutive calendar day period will be deemed not to have commenced) or (IV) the Company has failed to file any report on Form 10-K, Form 10-Q or Form 8-K required to be filed with the SEC by the date required under the Exchange Act, in which case (a) in the case of a failure to file a Form 10-K or Form 10-Q, the Marketing Period will not commence or be deemed to commence unless and until, at the earliest, such reports have been filed and (b) in the case of a failure to file a Form 8-K, the Marketing Period will be tolled until such report has been filed; provided that if the failure to file such report occurs during the final five Business Days of the Marketing Period, the Marketing Period will be extended so that the final day of the Marketing Period will be no earlier than the fifth Business Day after such report has been filed. If at any time the Company shall in good faith reasonably believe that it has provided the Required Financial Information, the Company may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case the requirement to deliver the Required Financial Information will be deemed to have been satisfied as of the date of such delivery of such Required Financial Information as has been identified in such notice so long as such notice was delivered within two Business Days after the delivery of such Required Financial Information, unless Parent in good faith reasonably believes the Company has not completed the delivery of the Required Financial Information and, within three Business Days after the receipt of such notice from the Company, delivers a written notice to the Company to that effect (stating with reasonable specificity which Required Financial Information the Company has not delivered); provided that it is understood that the delivery of such written notice from Parent to the Company will not prejudice the Company’s right to assert that the Required Financial Information has in fact been delivered.

“MSU” means a market-based restricted stock unit.

“NASDAQ” means the NASDAQ Global Select Market.

“Order” means any order, writ, injunction, judgment, ruling, decision, award, decree or other determination by a Governmental Authority.

“Outside Date” means 5:00 p.m. Pacific Time on December 10, 2019; provided that in the event the Marketing Period has commenced but has not completed as of the Outside Date, the Outside Date shall automatically be extended to the date that is four Business Days following the then-scheduled end date of the Marketing Period.

“Parent Related Party” means Parent, Merger Sub, the Debt Financing Sources Related Parties and any other financing sources of Parent or Merger Sub, the Guarantors and any of the foregoing’s respective former, current or future Affiliates and any of the foregoing’s respective former, current or future, direct or indirect, officers, directors, employees, Affiliates, stockholders, equity holders, managers, members, partners, agents, attorneys, advisors or other Representatives or any of the foregoing’s respective successors or assigns.

“Parent Material Adverse Effect” means any Effect that, individually or in the aggregate with all other Effects, arose from an action taken by Parent or Merger Sub that would prevent or materially delay consummation of the Transactions past the Outside Date.

“Permitted Liens” means (a) Liens for Taxes, assessments and other governmental charges not yet due and payable or, if due, being contested in good faith and for which adequate reserves have been established in accordance with GAAP, (b) Liens arising by operation of Law in favor of warehousemen, landlords, carriers, mechanics, materialmen, laborers or suppliers, incurred in the ordinary course of business for amounts not yet due and payable or, if due, either not delinquent or being contested in good faith and for which adequate reserves have been established in accordance with GAAP, (c) protective filings related to operating leases with third parties entered into in the ordinary course of business, (d) zoning, entitlement, building and land use regulations, customary covenants, defects of title, easements, rights-of-way, restrictions and other similar non-monetary charges or encumbrances or irregularities in title that in each case, individually or in the aggregate, do not materially interfere with or impair the use or operation of the affected property in the business of the Company, (e) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance, old age pension programs mandated under applicable Laws or other social security programs and (f) other Liens arising in the ordinary course of business that do not secure the payment of a sum of money and that do not materially interfere with ownership or use of the subject asset.

“Person” means any individual, Entity or Governmental Authority.

“Personal Information” means all information regarding or capable of being associated with an individual person or device, including information that, alone or in combination with other information held by the Company or any of its Subsidiaries, could be used to identify or is otherwise identifiable with an individual or device.

“Privacy and Security Laws” means any Laws regarding collecting, accessing, using, disclosing, electronically transmitting, securing, sharing, transferring and storing Personal Information, including federal, state or foreign Laws or regulations regarding (a) data privacy and information security, (b) data breach notification (as applicable), and/or (c) trespass, computer crime and other Laws governing unauthorized access to or use of electronic data.

“Proceeding” means any action, arbitration, mediation, proceeding, litigation or suit commenced, brought, conducted, or heard by or before, any Governmental Authority or arbitrator.

“PSU” means a performance-based restricted stock unit.

“Registered IP” means all United States, international and foreign (a) patents and applications for patents, (b) registered trademarks and service marks and applications to register trademarks and service marks (including intent-to-use applications), (c) registered copyrights and applications for copyright registrations, (d) registered mask works and applications to register mask works and (e) domain name registrations.

“Required Financial Information” means (i) all financial statements, financial data, audit reports and other information regarding the Company and its Subsidiaries of the type and form that would be required by Regulation S-X promulgated by the SEC and Regulation S-K promulgated by the SEC for a registered public offering of debt securities on a registration statement on Form S-1 under the Securities Act of the Company to consummate the offering of high-yield debt securities contemplated by the Debt Commitment Letter (including all audited financial statements and all unaudited quarterly interim financial statements, in each case prepared in accordance with GAAP applied on a consistent basis for the periods covered thereby, including applicable comparison period, which will have been reviewed by the Company’s independent public accountants as provided in Statement on Auditing Standards 100); and (ii) (A) such other pertinent and customary information regarding the Company and its Subsidiaries as may be reasonably requested by Parent (or the Debt Financing Sources) to the extent that such information is required in connection with the financing contemplated by the Debt Commitment Letter or of the type and form customarily included in (I) marketing documents used to syndicate credit facilities of the type contemplated by the Debt Commitment Letter or (II) an offering memorandum for private placements of non-convertible high-yield bonds pursuant to Rule 144A promulgated under the Securities Act or (B) as otherwise necessary to receive from the Company’s independent public accountants (and any other accountant to the extent that financial statements audited or reviewed by such accountants are or would be included in such offering memorandum) customary “comfort” (including “negative assurance” and change period comfort), together with drafts of customary comfort letters that such independent public accountants are prepared to deliver upon the “pricing” of any high-yield bonds being issued in connection with the Debt Financing, with respect to the financial information to be included in such offering memorandum, in each case of clauses (i) and (ii), assuming that such offering or syndication of the credit facilities were consummated at the same time during the Company’s fiscal year as such offering or syndication will be made. Notwithstanding anything to the contrary in clauses (i) and (ii) of this definition, nothing will require the Company to provide (or be deemed to require the Company to prepare) any Excluded Information.

“Related Party” means a Company Related Party or a Parent Related Party, as applicable.

“RSU” means a restricted stock unit.

“Sanctioned Person” means at any time any person: (a) listed on any Sanctions-related list of designated or blocked persons; (b) resident in or organized under the laws of a country or territory that is the subject of comprehensive restrictive Sanctions from time to time (which includes, as of the Agreement Date, Cuba, Iran, North Korea, Syria, and the Crimea region); or (c) majority-owned or controlled by any of the foregoing.

“Sanctions” means those trade, economic and financial sanctions laws, regulations, embargoes, and restrictive measures (in each case having the force of law) administered, enacted or enforced from time to time by (a) the United States (including without limitation the Department of Treasury, Office of Foreign Assets Control), (b) the European Union and enforced by its member states, (c) the United Nations, (d) Her Majesty’s Treasury, or (e) other similar Governmental Authority from time to time.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933.

“Snapfish Transaction Agreement” means that certain Transaction Agreement, dated as of the date hereof, by and among Snapfish, LLC, Sherwood Parent, L.P. and S&S Venture, LLC, or any other agreement providing for the acquisition of any Snapfish (or any parent or subsidiary entity thereof), or any material part of its assets or capital stock, by Sherwood Parent, L.P., Parent or any Affiliate of Parent.

“Solvent” when used with respect to any Person, means that, as of any date of determination, (a) the fair value of the assets of such Person and its Subsidiaries on a consolidated basis, at a fair valuation, will exceed the debts and liabilities, direct, subordinated, contingent or otherwise, of such Person and its subsidiaries on a consolidated basis, (b) the present fair saleable value of the property of such Person and its Subsidiaries on a consolidated basis will be greater than the amount that will be required to pay the probable liability of such Person and its Subsidiaries on a consolidated basis on their debts and other liabilities, direct, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured, (c) such Person and its Subsidiaries on a consolidated basis will be able to pay their debts and liabilities, direct, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, and (d) such Person and its Subsidiaries on a consolidated basis will not have unreasonably small capital with which to conduct the businesses in which they are engaged as such businesses are now conducted and are proposed to be conducted following the Closing Date.

“Software” means computer software programs, including all source code, object code, systems, specifications, network tools, data, databases, firmware, designs and documentation thereto.

“Subsidiary” means an Entity of another Person if such Person directly or indirectly owns or purports to own, beneficially or of record: (a) an amount of voting securities of or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body; or (b) at least 50% of the outstanding equity, voting or financial interests in such Entity.

“Superior Proposal” means any bona fide written Acquisition Proposal that did not result from a violation of Section 4.4, with all of the percentages included in the definition of Acquisition Proposal increased from 15% to 50%, that the Company Board determines in its good faith judgment (after consultation with the Company’s financial advisers and outside legal counsel), and considering such factors as the Company Board considers to be relevant in good faith, to be (a) more favorable to the Company Stockholders from a financial point of view than the Transactions (including any changes to the terms of the Merger and this Agreement proposed by Parent in accordance with Section 4.4(f)) and (b) reasonably likely to be timely completed (if accepted) in accordance with its terms, in each case, taking into account all financial, regulatory, legal and other aspects of the proposal.

“Tax” means (i) any and all taxes, levies, duties, tariffs, imposts and other charges in the nature of a tax (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority, including any and all federal, state, provincial, local or non-U.S. income, franchise, windfall or other profits, gross receipts, property, sales, use, net worth, capital, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, estimated, gross margins, ad valorem, stamp, transfer, value-added, inventory, license, environmental, occupation, premium, goods and services, customs duty, branch, compensation, disability, utility, production, occupancy, registration, alternative or add-on minimum and gains tax, (ii) any liability for the payment of any items described in clause (i) as a result of (x) being (or ceasing to be) a member of an affiliated, consolidated, combined, unitary or aggregate group (or being included (or being required to be included) in any Tax Return related to such group) or any express or implied obligation to indemnify any other Person or (y) any successor or transferee liability.

“Tax Return” means any report, return (including information return), claim for refund, election, estimated tax filing or declaration required to be supplied to any Governmental Authority or domestic or foreign taxing authority with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Technology” means any or all of the following: (a) works of authorship including Software, objects, modules, routines, algorithms, schematics, and architecture, whether in source code or executable code form, documentation (including programmers notes and annotations, technical and user documentation, specifications, manuals, instructions, designs, layouts, plans, drawings and bills of materials), (b) inventions (whether or not patentable), discoveries and improvements, (c) proprietary and confidential information and know-how, (d) databases, data compilations and collections and technical data, (e) customer lists and supplier lists, (f) technology, methods and processes, algorithms and formulae, (g) devices, prototypes, designs, specifications and schematics and (h) hardware, firmware, networks, platforms, servers interfaces, applications, websites and related systems, and all embodiments, representations and manifestations of any of the foregoing.

“Transaction Documents” means, collectively, this Agreement, the Confidentiality Agreement, the Limited Guarantee, the Commitment Letters and any other document contemplated thereby or any document or instrument delivered in connection hereunder or thereunder.

INDEX OF OTHER DEFINED TERMS

401(k) Plan	4.7(f)
Agreement	Preamble
Agreement Date	Preamble
Alternative Acquisition Agreement	4.4(b)(iii)
Alternative Financing	4.16(b)
Alternative Financing Commitment Letter	4.16(b)
Antitrust Order	4.5(c)
Bonus Plan	4.7(c)
Book-Entry Shares	1.5(a)(iii)
Business Information Systems	2.12(l)
Cancelled Shares	1.5(a)(iii)
Capitalization Date	2.2(a)
Certificate of Merger	1.3
Change of Board Recommendation	4.4(e)
Closing	1.3
Closing Date	1.3
Commitment Letters	3.5
Company	Preamble
Company 2019 Incentive Payments	4.7(c)
Company Associated Party Contract	2.18
Company Board	Recitals
Company Board Recommendation	Recitals
Company Bylaws	2.1(b)
Company Certificate	2.1(b)
Company Disclosure Letter	Article II
Company Employees	4.7(a)
Company Financial Statements	2.7(a)
Company Material Contract	2.10(a)
Company Permit	2.5(d)
Company Related Parties	6.3(e)
Company Representatives	4.2(a)
Company SEC Documents	2.6(a)
Company Stock Certificate	1.7
Company Stockholder Approval	2.3(c)

Company Stockholder Meeting	4.3(b)(i)
Company Termination Fee	6.3(a)(i)
Continuing Employee	4.7(b)
D&O Indemnification Agreements	4.8(a)
D&O Runoff Insurance	4.8(c)
Debt Commitment Letter	3.5
Debt Financing	3.5
Debt Financing Sources	3.5
Definitive Financing Agreements	4.16(a)
Dissenting Shares	1.6
Effective Time	1.3
Electronic Delivery	7.11
Equity Commitment Letter	3.5
Equity Financing	3.5
Equity Interests	2.1(c)
Exchange Fund	1.8(a)
Expense Cap	6.3(d)
Financial Advisor	2.17
Financing	3.5
Financing Uses	3.5
FLSA	2.9(c)
Fundamental Representations	5.2(a)
Guarantors	Recitals
Indemnified Person	4.8(a)
Indemnified Persons	4.8(a)
Insurance Policies	2.20
Intervening Event Notice Period	4.4(g)(i)
IP License	2.10(a)(vi)
Lease	2.15(b)
Leased Real Property	2.15(b)
Limited Guarantee	3.12
Maximum Amount	4.8(c)
Maximum Liability Amount	6.3(f)
Merger	Recitals
Merger Sub	Preamble
New Plans	4.7(a)
Open Source Technology	2.12(g)
Other Required Company Filing	4.3(a)(ii)
Other Required Parent Filing	4.3(a)(iii)
Owned Real Property	2.15(a)
Parent	Preamble
Parent Expenses	6.3(c)
Parent Fundamental Representations	5.3(a)
Parent Representatives	4.2(a)
Parent Termination Fee	6.3(b)
Parent Welfare Plan	4.7(a)
Parties	Preamble
Party	Preamble
Paying Agent	1.8(a)
Payoff Amount	4.18
Per Share Merger Consideration	1.5(a)(iii)

Pre-Closing Period	4.1
Preferred Stock	2.2(a)
Proxy Statement	4.3(a)(i)
Qualifying Acquisition Proposal	4.4(c)
Qualifying Termination	Section 1.5(a)(iv)
Sarbanes-Oxley Act	2.6(a)
Share	Recitals
Shares	Recitals
Significant Customers	2.23
Significant Vendors	2.23
Subject Indebtedness	4.18
Superior Proposal Notice Period	4.4(f)(ii)
Surviving Corporation	1.1
Takeover Law	2.3(b)
Transactions	Recitals
WARN	2.9(c)

Exhibit B

FORM OF CERTIFICATE OF INCORPORATION OF SURVIVING CORPORATION